Exhibit 99.1

MADISON MINERALS INC.

NOTICE OF

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

to be held on

April 30, 2014

and

MANAGEMENT INFORMATION CIRCULAR

Neither the TSX Venture Exchange Inc. (the “TSXV”) nor any securities regulatory authority has in any way passed upon the merits of the Reverse Takeover described in this information circular.

The Company (as defined herein) has not yet obtained conditional approval of the TSXV for the Reverse Takeover described in this Information Circular and you are cautioned that such approval may not be obtained.

MADISON MINERALS INC.

Notice of Annual and Special Meeting of Shareholders April 30, 2014

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the holders of common shares of Madison Minerals Inc. (the “Company”) will be held on April 30, 2014 at the offices of Miller Thomson LLP at Suite 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

(a)

to consider, and, if thought advisable, to pass with or without variation, an Ordinary Resolution of the shareholders of the Company (the “Acquisition Resolution”) (the full text of which is set forth in Appendix B to the management information circular (the “Information Circular”) accompanying this Notice of Meeting), authorizing and approving, among other things, the acquisition (the “Acquisition”) by the Company of all of the issued and outstanding securities of Battle Mountain Gold Inc. (“BMG”) from BMG’s existing shareholders in exchange fo r an aggregate of 15,420,000 Resulting Issuer Shares and 2,000,000 Resulting Issuer Warrants, as described in more detail in the Information Circular;

(b)	to receive and consider the audited financial statements of the Company for the financial year ended October 31, 2013 and the auditor’s report thereon;

(c)	to appoint auditors of the Company for the ensuing year;

(d)	to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

(e)	to fix the number of directors at five;

(f)	to elect directors of the Company for the ensuing year;

(g)	to approve the Stock Option Plan for the Company as more particularly described in the Information Circular; and

(h)	to act on such other matters, including amendmen ts to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

The Information Circular accompanies this Notice of Meeting. The Information Circular contains details of matters to be considered at the Meeting. A copy of the consolidated financial statements of the Company for its financial year ended October 31, 2013, and the auditors’ report thereon, together with the corresponding management discussion and analysis were delivered to shareholders who requested a copy and may be obtained on SEDAR at www.sedar.com.

The board of directors of the Company has fixed March 24, 2014 as the record date for determining the shareholders who are entitled to vote at the Meeting. Only holders of common shares of the Company at the close of business on March 24, 2014 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on April 28, 2014) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at 416-263-9524 or toll free 1-866-249-7775. To vote by Internet, visit the website address shown on the form of proxy provided. Follow the online voting instructions given to you and vote over the Internet referring to your holder account number and proxy access number provided on the form of proxy that was delivered to you. To vote by telephone, call the toll-free number shown on the form of proxy. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the form of proxy.

DATED at Vancouver, British Columbia, this 28th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Chet Idziszek”

CHET IDZISZEK,
Chairman, President and Chief Executive Officer

 TABLE OF CONTENTS

GLOSSARY OF TERMS	3	Election of Directors	22
		Stock Option Plan	24
SUMMARY OF MANAGEMENT INFORMATION CIRCULAR	7	INFORMATION CONCERNING THE COMPANY	25
The Meeting	7	Name and Incorporation	25
Meeting Record Date	7	General Development of Business	25
Purpose of the Meeting	7	Selected Financial Information and Management
The Acquisition	7	Discussion and Analysis	27
Madison Minerals Inc.	7	Description of the Securities	27
Battle Mountain Gold Inc	7	Stock Option Plan	28
Purpose of the Acquisition	7	Prior Sales	28
Effect of the Acquisition	8	Stock Exchange Price	28
Summary of Any Interest of Any Insider	8	Executive Compensation	28
Arm’s Length Transaction	9	Compensation Discussion and Analysis	28
Available Funds and Principal Purposes	9	Ownership of Securities of the Company	32
Selected Pro Forma Financial Information	9	Commitments to Acquire Securities of the Company	33
TSXV Listing and Listing Approval for the Acquisition	10	Benefits	33
Recommendation of the Board of Directors	10	Material Changes in the Affairs of the Company	33
Shareholder Approvals	10	Arrangements Between the Company and Securityholders	33
Conditions to the Acquisition	11	Previous Purchases and Sales	33
Manner of Voting	11	Approval of Information Circular	33
Conflicts of Interest	11	Prior Offers	33
Interests of Experts	11	Arm’s Length Party Transaction	34
Sponsorship	11	Legal Proceedings	34
Risk Factors	11	Auditor	34
		Transfer Agent and Registrar	34
GENERAL PROXY INFORMATION AND CIRCULAR DISCLOSURE	13	Material Contracts	34
Persons Making the Solicitation	13
Appointment of Proxies	13	INFORMATION CONCERNING BMG	35
Revocation of Proxies	13	Name and Incorporation	35
Advice to Beneficial Shareholders	13	General Development of Business	35
Voting of Proxies	14	Narrative Description of the Business – Overview	35
Interest of Certain Persons or Companies in Matters to be Acted Upon	15	Narrative Description of the Business – Lewis Property	35
Voting Securities and Principal Holders of Voting Securities	15	Selected Financial Information and Management Discussion and Analysis	35
Indebtedness of Directors and Executive Officers	16	Consolidated Capitalization	36
Interest of Management and Others in Material Transactions	16	Description of Securities	36
Audit Committee	16	Prior Sales	37
Corporate Governance Disclosure	17	Executive Compensation	37
Additional Information	19	Non-Arm’s Length Party Transactions	37
		Legal Proceedings	38
PARTICULARS OF MATTERS TO BE ACTED UPON	19	Auditor	38
Approval of Acquisition	19	Material Contracts	38
Appointment and Remuneration of Auditors	22
		INFORMATION CONCERNING THE LEWIS PROPERTY	38
		Property Description and Location	38

 ii

Accessibility, Climate, Local Resources, Infrastructure and Physiography	42	Requirement of Additional Financing		75
History	42	Exploration and Development Risks		75
Geology	45	Environmental Risks and Hazards		76
Exploration	48	Governmental Regulation of the Mining Industry.		76
Mineralization	49	Fluctuations in the Market Price of Mineral Commodities		76
Drilling	49	Currency		76
Gold Analysis	60	Uninsured Risks		77
Quality Assurance and Quality Control	60	Competition		77
Data Verification	61	Dependence upon Key Management Personnel and Executives		77
Mineral Processing and Metallurgical Testing	63	Possible Conflicts of Interest of Directors and Officers of the Resulting Issuer		77
Mineral Resource Estimates	63	Absence of Dividends		77
Other Relevant Data and Information	63	Risk of Dilution		77
Interpretation and Conclusions	63	Value Assigned to BMG May Not be Indicative of Its Fair Market Value		78
Recommendations	64	Title Matters		78
Proposed Work Budget	64	Licenses and Permits		78
		Payment Obligations Relating to Properties		78
INFORMATION CONCERNING THE RESULTING ISSUER AFTER THE ACQUISITION	65
Name and Incorporation	65	GENERAL MATTERS		78
Inter-corporate Relationships	65	Opinions and Interests of Experts		78
Narrative Description of the Business	66	Other Material Facts		78
Description of Securities	67	Other Business		79
Pro Forma Consolidated Capitalization	67	Approvals and Signature		79
Fully Diluted Share Capital	67
Available Funds and Principal Purposes	67	GLOSSARY OF TECHNICAL TERMS		80
Dividends	68
Principal Securityholders	69	Appendix A	Audit Committee Charter of Madison Minerals Inc	A-1
Directors, Officers and Promoters	69
Management	69
Corporate Cease Orders or Bankruptcies	71	Appendix B	Acquisition Resolution of the Holders of Common Shares of Madison Minerals Inc	B-1
Personal Bankruptcies	71
Penalties or Sanctions	71
Promoter Consideration	71	Appendix C	Financial Statements and Management Discussion and Analysis of Madison Minerals Inc. for the years ended October 31, 2013, October 31, 2012 and October 31, 2011	C-1
Conflicts of Interest	71
Other Reporting Issuer Experience	71
Executive Compensation	72
Indebtedness of Directors and Officers	73
Investor Relations Arrangements	73
Options to Purchase Securities	73	Appendix D	Financial Statements and Management Discussion and Analysis of Battle Mountain Gold Inc. for the year ended October 31, 2013 and the period ended October 31, 2012	D-1
Stock Option Plan	73
Escrowed Securities	73
Auditor	74
Transfer Agent and Registrar	74
Sponsorship	74
	74	Appendix E	Pro Forma Consolidated Statement of Financial Position	E-1
RISK FACTORS
Properties Without Known Mineable Reserves	74
Mineral Deposits and Production Costs; Commodity Prices	74	Certificate of Madison Minerals Inc.
Current Global Financial Condition	75
History of Losses	75	Certificate of Battle Mountain Gold Inc.

MANAGEMENT INFORMATION CIRCULAR OF MADISON MINERALS INC.

Unless otherwise stated herein, all capitalized terms herein shall have the meaning set forth in the Glossary of Terms.

No person is authorized to give any information or to make any representation on behalf of the Company not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

BMG has provided the information contained in this Information Circular concerning BMG, including financial information, as well as the information contained in this Information Circular concerning BMG following the proposed Reverse Takeover of the Company by BMG. See “Information Concerning BMG” and “Information Concerning the Resulting Issuer After the Acquisition”. The Board of Directors has relied upon this information in the preparation of this Information Circular. The Company assumes no responsibility for the accuracy or completeness of such information, or for any omission on the part of BMG to disclose facts or events which may affect the accuracy of any such information.

Information in this Information Circular is given as at March 28, 2014, except as otherwise indicated.

TECHNICAL INFORMATION

Technical information provided herein for the Lewis Property is based upon information contained in the Lewis Report, as defined herein. The Lewis Report was prepared for the Company in compliance with NI 43-101. The Lewis Report was prepared for the Company by B.R. Atkinson, B.Sc., P.Geol., M.Aus. IMM of APEX Geoscience Ltd. as the responsible “qualified person” under NI 43-101. The technical information contained in this Information Circular with respect to the Lewis Property has been summarized from the Lewis Report. All summaries and references to the Lewis Report are qualified in their entirety by reference to the complete text of the Lewis Report.

FORWARD LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented in this Information Circular and the information incorporated by reference herein, constitutes “forward looking information” within the meaning of applicable Canadian Securities Laws concerning the business, operations and financial performance and condition of each of the Company, BMG and the Resulting Issuer. All statements, except for statements of historical fact, that address activities, events or developments that management of each of the Company and BMG expects or anticipates will or may occur in the future including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of the business and operations, plans and references to the future success of the Resulting Issuer, and such other matters, are forward looking statements. Often, but not always, forward looking information can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, “potential” or variations of such words including negative variations thereof, and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, BMG and the Resulting Issuer to differ materially from any future results, performance or achievements expressed or implied by the forward looking information. Such risks and other factors include, among others, whether the Shareholders and the TSXV will approve the Acquisition, whether the Resulting Issuer can exercise the option to acquire a 40% participation interest in the Phoenix Joint Venture, operating and technical difficulties in connection with mining development, actual results of exploration activities, estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, costs of production, capital expenditures, the costs and timing of the development of new deposits, the availability of a sufficient supply of water and other materials, requirements for additional capital, future prices of metal, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, possible variations in ore grade or recovery rates, possible failures of plants, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, environmental issues and liabilities, risks related to joint venture operations, and risks related to the integration of acquisitions, as well as those factors discussed under the heading “Risk Factors” in this Information Circular and discussed in the annual management’s discussion and analysis and other filings with the Canadian Securities Authorities of the Company and the annual management’s discussion and analysis of BMG.

In addition, forward looking and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Acquisition and the business and operations of the Resulting Issuer. Pro forma information contained herein is based on the assumption that the Shareholders will vote in favour of the Acquisition, that the TSXV will approve the Acquisition and that all other conditions to the Acquisition are satisfied or waived. Other assumptions include, but are not limited to, the ability of the Resulting Issuer to realize on the opportunities including the potential acquisition of the Lewis Property, currently anticipated for the Resulting Issuer. Risks include the risk that upon completion of the Acquisition the market value of the Common Shares will be different from the value at the time the exchange ratio was determined, that the conditions to the Share Exchange Agreement will not be satisfied or waived, that the Share Exchange Agreement may be terminated, or that the information available to Madison in respect of BMG may not be accurate or complete. There may be unforeseen or unexpected tax and other consequences to the Acquisition which would have a material adverse effect on the Resulting Issuer, development and technological risks related to the Resulting Issuer, capital requirements and operating risks associated with the expanded operations of the Resulting Issuer, risks associated with the market price of the shares of the Resulting Issuer and other risks discussed in this Information Circular. Although Madison has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward looking statements and forward looking information in this Information Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward looking information in this Information Circular, or in the documents incorporated by reference herein. All of the forward looking statements made in this Information Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Shareholders are cautioned not to place undue reliance on forward looking information. Madison undertakes no obligation to update any of the forward looking information in this Information Circular or incorporated by reference herein, except as otherwise required by law.

CURRENCY

Unless otherwise specified, all references to “CDN$” or “$” in this Information Circular refer to Canadian dollars and all references to “US$” in this Information Circular refer to U.S. dollars.

On March 27, 2014, the rate of exchange was US$1.00 equals CDN$1.1057 based on the noon rate of exchange as quoted by the Bank of Canada.

GLOSSARY OF TERMS

The following is a glossary of terms and abbreviations used frequently throughout this Information Circular.

“Acquisition” means the share exchange transaction described in the Share Exchange Agreement to effect the Reverse Takeover of the Company by BMG including, without limitation, the exchange of the BMG Shares for the Consideration Shares to the BMG Shareholders.

“Acquisition Resolution” means an Ordinary Resolution of the Shareholders, the full text of which is set forth in Appendix B to this Information Circular, approving the Acquisition.

“AGE” means Americas Gold Exploration Inc.

“AGE Agreement” means an agreement among AGE, BMG and BMG US dated April 24, 2012 providing for the conveyance of claims in the “Plumas Mine” and “Filippini Lease” (as defined in the AGE Agreement) to BMG US.

“AGE Agreement and Mutual Release” means the Agreement and Mutual Release dated February 7, 2013 among BMG, BMG US, AGE and Donald James McDowell providing for the agreement to settle all disputes relating to the AGE Agreement and a confidentiality agreement between AGE and Donald James McDowell.

“Arm’s Length Transaction” means a transaction which is not a Related Party Transaction.

“Author” means the author of the Lewis Report, B.R. Atkinson, B.Sc., P.Geol., M.Aus. IMM of Apex Geoscience Ltd.

“Barrick” means American Barrick Resource Corp.

“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended from time to time, the regulations and policies thereunder and any replacement legislation.

“BMG” means Battle Mountain Gold Inc., a private company incorporated under the BCBCA.

“BMG Common Shares” means the authorized common shares in the capital of BMG, as presently constituted.

“BMG Option” means the option to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property as described in more detail in the Phoenix Option Agreement.

“BMG Securityholders” means the holders of BMG Common Shares and BMG Warrants.

“BMG Shareholders” means the holders of BMG Common Shares.

“BMG US” means Battle Mountain Gold (USA) Inc.

“BMG Warrants” means all of the issued and outstanding BMG Common Share purchase warrants, each BMG Warrant entitling the holder to acquire one BMG Common Share.

“Board of Directors” or “Board” means the board of directors of the Company, or on a post-Acquisition basis, of the Resulting Issuer.

“Business Day” means a day, other than Saturdays, Sundays and statutory holidays, when the banks conducting business in the City of Vancouver are generally open for the transaction of banking business.

“Closing” means the closing of the Acquisition.

“Closing Date” means the date of Closing.

“Common Shares” or “Madison Common Shares” means the authorized common shares in the capital of the Company.

“Consideration Shares” means the 15,420,000 Common Shares at a deemed price of $0.12 per Common Share to be issued to BMG Shareholders on a 1:1 ratio in exchange for the transfer of the BMG Shares to the Company pursuant to the Acquisition.

“Consolidation” means a consolidation of Madison Common Shares on a 4:1 ratio prior to the closing of the Acquisition.

“Control Person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

“Creditors” means Chet Idziszek, J.G. Stewart Holdings Ltd., Vivian Danielson, Robert Sibthorpe and a provider of legal services.

“Demil” means Demil Limited.

“Frontier” means Frontier Mining & Exploration Limited.

“F.W. Lewis” means F.W. Lewis, Inc., now Victory.

“GAM” means Great American Minerals Inc., formerly Great American Minerals Exploration (Nevada), LLC, now NRC.

“IFRS” means International Financial Reporting Standards.

“Indebtedness to Directors and Officers” means the debt in the aggregate of $385,232 owing by the Company to directors and officers of the Company;

“Information Circular” means this management information circular, including all schedules and appendices hereto.

“Insider” if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer;

(a)	a director or senior officer of a Person that is an Insider or subsidiary of the issuer;

(b)	a Person that beneficially owns or controls, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the issuer; or

(c)	the issuer itself if it holds any of its own securities.

“Joint Venture Agreement” means the exploration, development and mine operating agreement between GAM and Madison dated March 29, 2006 creating the Phoenix Joint Venture.

“Letter Agreement” means the letter agreement dated February 4, 2004 between GAM and Madison Enterprises setting forth the terms by which Madison Enterprises can earn a maximum undivided 75% interest in the Lewis Agreement.

“Lewis Agreement” means the exploration agreement with option to purchase the Lewis Property, subject to certain royalty interests, dated June 1, 2002 among F.W. Lewis, Madison Enterprises and Great American Minerals Exploration (Nevada), LLC.

“Lewis Property” means the mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA held by the Phoenix Joint Venture, subject to certain royalty interests.

“Lewis Report” means the NI 43-101 technical report on the Lewis Property entitled “Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA”, dated March 13, 2014, as amended, prepared by APEX Geoscience Ltd.

“Madison” or the “Company” means Madison Minerals Inc., a company incorporated under the BCBCA, formerly Madison Enterprises Corp.

“Madison Enterprises” means Madison Enterprises Corp., now Madison.

“Madison Option” means an option to purchase Madison Common Shares granted pursuant to the terms of the Madison Stock Option Plan.

“Madison US” means Madison Enterprises (Nevada) Inc.

“Madison Warrants” means all of the issued and outstanding Madison Common Share purchase warrants, each Madison Warrant entitling the holder to acquire one Madison Common Share.

“Matu” means Matu Mining Limited.

“MBVI” means Madison Enterprises (BVI) Inc.

“Meeting” means the annual and special meeting of the Shareholders and any adjournment or postponement thereof, called to consider, among other things, the Acquisition.

“MELA” means Madison Enterprises (Latin American), S.A.

“Memorandum of Agreement” means the memorandum of agreement between GAM and Madison dated March 28, 2006 assigning the Lewis Agreement and the claims to the Lewis Property to the Phoenix Joint Venture.

“MPNG” means Madison Enterprises (PNG) Ltd.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators, as amended from time to time.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations adopted by the Canadian Securities Administrators, as amended from time to time.

“NI 52-110” means National Instrument 52-110 – Audit Committees adopted by the Canadian Securities Administrators, as amended from time to time.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices adopted by the Canadian Securities Administrators, as amended from time to time.

“NRC” means Nevada Royalty Corp., formerly Great American Minerals, Inc.

“Oakland” means Oakland Limited.

“Ordinary Resolution” has the meaning ascribed to such term in subsection 1(1) of the BCBCA.

“Person” means a company or individual.

“Phoenix Joint Venture” means a joint venture under the laws of the State of Nevada consisting of GAM holding a 40% participation interest in the Phoenix Joint Venture and Madison holding a 60% participation interest in the Phoenix Joint Venture. The Phoenix Joint Venture holds 100% of the Lewis Property.

“Phoenix Option Agreement” means the option agreement dated March 13, 2013 among BMG, BMG US and GAM for the option for BMG US to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property.

“Quitclaim and Royalty Agreement” means the Quitclaim Deed with Reserved Royalty on Mineral Production dated December 27, 2007 between Victory and the Phoenix Joint Venture providing for the release and forever quitclaim by Victory to the Phoenix Joint Venture of all of Victory’s right, title and interest in and to the Lewis Property and minimum advance royalty payments, adjusted for inflation, from the Phoenix Joint Venture to Victory.

“Record Date” means March 24, 2014.

“Related Party Transaction” has the meaning ascribed to that term in TSXV Policy 5.9, and includes a related party transaction that is determined by the TSXV, to be a Related Party Transaction. The TSXV may deem a transaction to be a Related Party Transaction where the transaction involves Non-Arms Length Parties, or other circumstances exist which may compromise the independence of the issuer with respect to the transaction.

“Resulting Issuer” means the Company on a post-Acquisition basis, to be named “Battle Mountain Gold Inc.”.

“Resulting Issuer Shares” means the common shares of the Resulting Issuer.

“Resulting Issuer Warrants” means the common share purchase warrants of the Resulting Issuer, each Resulting Issuer Warrant entitling the holder to acquire one Resulting Issuer Share.

“Reverse Takeover” or “RTO” has the meaning given to such term in TSXV Policy 5.2.

“Share Exchange Agreement” means the share exchange agreement dated March 13, 2014 among Madison, BMG and BMG Securityholders providing for (a) the Common Shares of the Company to be consolidated on a 4:1 ratio; (b) the transfer of all of the BMG Common Shares to the Company; (c) the issuance of Madison Common Shares to former holders of BMG Common Shares on a 1:1 ratio; (d) the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants; (e) the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc. or such other name as is approved by the Board of Directors, BMG and is acceptable to the TSXV upon completion of the Acquisition; and (f) the change in the Board of Directors of the Resulting Issuer.

“Shares for Debt Transactions” means the agreements with each of the Creditors to reduce the debt of the Company.

“Shareholders” or “Madison Shareholders” means the holders of Common Shares.

“Stock Option Plan” means the stock option plan of Madison and the Resulting Issuer, as applicable.

“TSXV” means TSX Venture Exchange Inc.

“TSXV Policy 2.2” means “Policy 2.2 – Sponsorship and Sponsorship Requirements” of the TSX Venture Exchange Corporate Finance Manual.

“TSXV Policy 5.2” means “Policy 5.2 — Changes of Business and Reverse Takeovers” of the TSX Venture Exchange Corporate Finance Manual.

“Victory” means Victory Exploration Inc., formerly F.W. Lewis.

“Victory Agreement” means the agreement between Madison and Victory dated December 27, 2007 providing for the designation of Madison Enterprises (Nevada) Inc. as party to the Phoenix Joint Venture in place of Madison Minerals Inc.

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

The following is a summary of the information relating to the Company, BMG and the Resulting Issuer (assuming completion of the Acquisition) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular.

The Meeting

The Meeting will be held on April 30, 2014 at 10:00 a.m. (Vancouver time) at the offices of Miller Thomson LLP at 1000-840 Howe Street, Vancouver, British Columbia.

Meeting Record Date

The Company has fixed March 24, 2014 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting.

Purpose of the Meeting

This Information Circular is provided in connection with the solicitation of proxies by management of the Company for use at the Meeting. In addition to considering the annual business of the Company, at the Meeting Shareholders will be asked to consider and to approve the Acquisition Resolution. See “Particulars of the Matters to be Acted Upon”.

The Acquisition

Once final approval of the Acquisition from the TSXV and Madison Shareholder approval is obtained, Madison will complete a consolidation of its issued and outstanding common shares on a 4:1 ratio. Pursuant to the Share Exchange Agreement, the BMG Shareholders will transfer all of their BMG Shares to the Company in exchange for the Consideration Shares on a 1:1 ratio; the Company will change its name from Madison Minerals Inc. to Battle Mountain Gold Inc., or such other name as is approved by the Board of Directors, BMG and the TSXV, and the Resulting Issuer will cause a change in the Board of Directors and management of the Resulting Issuer. The Acquisition constitutes a Reverse Takeover under the policies of the TSXV and will result in BMG Shareholders owning approximately 58% of the issued and outstanding Resulting Issuer Shares. A more detailed description of the Acquisition is provided under the heading “Particulars of the Matters to be Acted Upon – Approval of the Acquisition”.

Madison Minerals Inc.

Madison, a British Columbia company, is a publicly traded company whose common shares are listed for trading on the TSXV. Madison is currently in a financially challenged position and does not have sufficient funds to meet the continued listing requirements of the TSXV. Madison currently owns 60% of the Lewis Property through the Phoenix Joint Venture. Through the effects of the Reverse Takeover, Madison seeks to acquire BMG’s cash and option to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property (the “BMG Option”). Madison already owns a 60% participation interest in the Phoenix Joint Venture and therefore a 60% interest in the Lewis Property. In the future, if the Resulting Issuer exercises the BMG Option, the Resulting Issuer has the potential to own 100% of the Lewis Property, subject to certain royalty interests. A more detailed description of Madison is provided under the heading “Information Concerning the Company”.

Battle Mountain Gold Inc.

BMG, a private company continued under the laws of British Columbia, is a junior mineral exploration and development company currently engaged in the acquisition and eventual exploration and development of mineral resource properties. BMG’s principal asset is the option to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property. A more detailed description of BMG is provided under the heading “Information Concerning BMG”.

Purpose of the Acquisition

The purpose of the Acquisition is the same for the Company and BMG. The Company seeks to acquire BMG Option such that in the future, the Resulting Issuer can potentially exercise the BMG Option resulting in the ownership of a 100% interest in the Lewis Property. If the proposed Acquisition does not complete, the Company is at a very high risk of becoming insolvent. The proposed Acquisition potentially creates the financial strength necessary to provide financial viability of the Resulting Issuer.

Effect of the Acquisition

If the Acquisition Resolution is approved at the Meeting and the applicable conditions to completion of the Acquisition have been satisfied, including receipt of certain regulatory approvals:

(a)	the Madison Common Shares will be consolidated on a 4:1 ratio;

(b)	all of the BMG Shares will be transferred to the Company;

(c)	the Company will issue the Consideration Shares to the former BMG Shareholders on a 1:1 ratio;

(d)

all BMG Warrants will be cancelled and prior holders of BMG Warrants will be issued Resulting Issuer Warrants that entitle the holder to acquire that number of Resulting Issuer Shares that is equal to the number of the BMG Shares that such holder was entitled to acquire under the BMG Warrants previously held;

(e)	the Company will change its name to “Battle Mountain Gold Inc.” and BMG will change its name to “BMG Mining Inc.” or such other names as is approved by the Board of Directors, BMG and the TSXV; and

(f)	the Board of Directors of the Resulting Issuer will consist of three persons: Chet Idziszek, Steven Garwin and Larry Kornze.

As a result, the Resulting Issuer will have 26,461,386 Resulting Issuer Shares issued and outstanding, of which the Shareholders will hold 11,041,386 Resulting Issuer Shares (or 42% of the total issued and outstanding Resulting Issuer Shares) and the former BMG Shareholders will hold 15,420,000 Resulting Issuer Shares (or 58% of the total issued and outstanding Resulting Issuer Shares).

In addition, 2,000,000 Resulting Issuer Shares will be reserved for issuance pursuant to the exercise of Resulting Issuer Warrants.

Pursuant to the Articles of the Company, the Company, by resolution of the directors, may consolidate its Common Shares and change its name. Shareholders’ approval is not required for the Consolidation or name change of the Company.

A more detailed description of the Acquisition is provided under the headings “Particulars of Matters to be Acted Upon – Approval of the Acquisition” and “Particulars of the Matters to be Acted Upon – Approval of the Stock Option Plan”. A more detailed description of the Resulting Issuer is provided under the heading “Information Concerning the Resulting Issuer”.

Summary of Any Interest of Any Insider

Chet Idziszek, President, Chief Executive Officer and Director of the Company, is a shareholder of both the Company and BMG.

Furthermore, the Company has entered into a number of shares for debt transactions (the “Shares for Debt Transactions”) in order to reduce its indebtedness owed to directors and officers of Madison and a provider of legal services (collectively, the “Creditors”). Pursuant to various Forgiveness of Debt and Shares for Debt Agreements dated March 12, 2014 with each of Chet Idziszek, J.G. Stewart Holdings Ltd. (a holding company of James Stewart, a director of the Company), Vivian Danielson (a director of the Company) and Robert Sibthorpe (a director of the Company), the Company has agreed to reduce its indebtedness to directors and officers of Madison in the aggregate amount of $385,232 (the “Indebtedness to Directors and Officers”) such that 50% of the Indebtedness to Directors and Officers is forgiven, 25% of the Indebtedness to Directors and Officers is satisfied by the issuance of Common Shares and the remaining 25% of the Indebtedness to Directors and Officers is satisfied by payment in cash.

Pursuant to a shares for debt agreement with a provider of legal services, Madison has agreed to issue Common Shares for 50% of the debt owing to the provider of legal services and the remaining 50% of the debt will be payable in cash.

Subject to the approval of the Acquisition by the Shareholders and the TSXV, the Shares for Debt Transactions will close and the Company will issue an aggregate of 3,258,820 Common Shares at a deemed price of $0.05 per share to the Creditors (pre-Consolidation) in settlement for an aggregate of $162,941 owing by the Company to the Creditors.

If the proposed Acquisition completes (a) Chet Idziszek will be issued 1,290,660 Common Shares and paid $64,533; (b) J.G. Stewart Holdings Ltd. will be issued 465,500 Common Shares and paid $23,275; (c) Vivian Danielson will be issued 85,000 Common Shares and paid $4,250; Robert Sibthorpe will be issued 85,000 Common Shares and paid $4,250; and (e) a provider of legal services will be issued 1,332,660 Common Shares and paid $66,633. All Common Shares issued pursuant to the Shares for Debt Transactions will be issued pre-Consolidation.

Arm’s Length Transaction

The Acquisition is an Arm’s Length Transaction. Although Chet Idziszek is a shareholder of both Madison and BMG, the Acquisition does not constitute a Related Party Transaction.

Available Funds and Principal Purposes

Upon completion of the Acquisition, the Resulting Issuer is expected to have approximately $906,027 in available funds when combining the cash on hand of each of the Company and BMG as at March 14, 2014. It is expected that the available funds will be utilized in the following manner:

Use of Funds	Estimated Amount:
Payment of debts (1)	$162,941
Transaction costs (TSXV fees, legal expenses, accounting costs, etc.)	$64,000
Funding for next stage of exploration and property maintenance payments on the Lewis Property(2)	$479,050
General and administrative expenses for the next 12 months(3)	$100,000
Unallocated working capital to fund ongoing operations	$100,036
Total:	$906,027

Notes:

(1)	The following debt amounts will be paid upon completion of the Acquisition if the proposed Acquisition completes:

$64,533 to Chet Idziszek
$23,275 to J.G. Stewart Holdings Ltd.
$4,250 to Vivian Danielson
$4,250 to Robert Sibthrope
$66,633 to a provider of legal services

(2)	Phase 1 Exploration	CDN$394,050 (US$355,000)
	Lewis Property Maintenance Payments	CDN$85,000
	Total	CDN$479,050

(Based on the noon rate of exchange as quoted by the Bank of Canada on March 13, 2014 of US$1.00 equals CDN$1.11.)
(Contingent on positive results from Phase 1 program, follow-up Phase 2 program is recommended.)

(3)	For a breakdown of general and administrative expenses, see “Information Concerning the Resulting Issuer After the Acquisition – Available Funds and Principal Purposes – Administration.

There may be circumstances where, for sound business reasons, the Resulting Issuer reallocates the funds. For additional disclosure regarding the funds available to the Resulting Issuer and the proposed use of those funds, refer to the disclosure under the heading “Information Concerning the Resulting Issuer – Available Funds and Principal Purposes”.

Selected Pro Forma Financial Information

The following table summarizes selected pro forma consolidated financial information for the Resulting Issuer as at the specified date. The information should be read in conjunction with the Resulting Issuer’s pro forma balance sheet and related notes and other financial information included in Appendix E to this Information Circular and the disclosure under the heading “Information Concerning the Resulting Issuer After the Acquisition – Pro Forma Consolidated Capitalization”.

	BMG as at October 31, 2013	Madison as at October 31, 2013	Pro Forma Adjustments	Pro Forma Consolidated
Balance Sheet
Current Assets:	$306,285	$121,197	$795,446	$1,222,928
Total Assets:	$662,749	$130,480	$1,879,811	$2,673,040
Current Liabilities:	$284,239	$466,262	$(385,110)	$365,391
Total Liabilities:	$284,239	$466,262	$(385,110)	$365,391
Total Equity:	$378,510	$(335,782)	$2,264,921	$2,307,649

TSXV Listing and Listing Approval for the Acquisition

The Common Shares are currently listed on the TSXV under the symbol “MMR”. The Common Shares were halted from trading on March 13, 2014 in connection with the announcement of the Share Exchange Agreement. The closing price of the Common Shares on March 27, 2014 was $0.04 per Common Share.

No public market exists for the BMG Shares.

The Company has made an application to the TSXV for acceptance of the Acquisition. Completion of the Acquisition is subject to TSXV acceptance. See “Particulars of Matters to be Acted Upon – Approval of Acquisition –Regulatory Approvals and Filings”.

Recommendation of the Board of Directors

The Board of Directors has reviewed the terms and conditions of the Acquisition as set forth in the Share Exchange Agreement and has concluded that the Acquisition is in the best interests of the Company and the Shareholders. The Board of Directors recommends that Shareholders vote in favour of the Acquisition Resolution.

In reaching its determination to recommend approval of the Acquisition, the Board of Directors considered the following factors, among others:

(a)	the exploration and development of the Lewis Property and the Company’s ov erall goal to develop into a producer;

(b)	that the Acquisition will facilitate the Company to enable it to obtain the necessary funding to continue as a public company listed on the TSXV;

(c)	the support of the financing community;

(d)	the current commodity price cycle;

(e)	the terms and conditions of the Share Exchange Agreement; and

(f)

information concerning the financial condition, results of operations, business, plans and prospects of the Company, BMG and the Resulting Issuer and the resulting potential for enhanced business efficiency, management effectiveness and financial results of the Resulting Issuer on a consolidated basis.

See “Particulars of the Matters to be Acted Upon – Approval of the Acquisition – Reasons for the Acquisition”.

Shareholder Approvals

In addition to considering the annual business of the Company, at the Meeting, Shareholders will be asked to consider and to approve the Acquisition Resolution.

In order for the Acquisition to be implemented the Acquisition Resolution must be passed by a majority of the votes cast at the Meeting. See “Particulars of Matters to be Acted Upon – Approval of Acquisition – Shareholder Approval”.

Conditions to the Acquisition

The Acquisition will not be implemented unless the following conditions are satisfied, among others:

(a)	Shareholders must have duly passed the Acquisition Resolution; and

(b)	the conditions precedent to the Acquisition contained in the Sha re Exchange Agreement must have been met or waived.

See “Particulars of the Matters to be Acted Upon – Approval of Acquisition”.

Manner of Voting

In order for the vote of Shareholders to be taken into account, Shareholders should execute and return forms of proxy and/or, in the case of individuals, attend the Meeting in order to vote.

See “General Proxy Information and Circular Disclosure”.

Conflicts of Interest

The Company is not aware of any existing or potential material conflicts of interest between the Company and any of its directors or officers in respect of the Acquisition except as disclosed in this Information Circular. See “Summary of Management Information Circular – Summary of any Interest of Any Insider” and “General Proxy Information and Circular Disclosure – Interest of Certain Persons or Companies in Matters to be Acted Upon.”

Directors and officers of the Resulting Issuer may also serve as directors and/or officers of other companies engaged in mineral exploration, development and mining and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Resulting Issuer which arise under applicable corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Resulting Issuer. It is expected that all conflicts of interest will be resolved in accordance with the BCBCA. It is expected that any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Resulting Issuer, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

Interests of Experts

To the knowledge of BMG and the Company, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Information Circular or prepared or certified a report or valuation described or included in this Information Circular has a direct or indirect interest in the property of the Company, BMG or the Resulting Issuer or of an associate or affiliate of the Company, BMG or the Resulting Issuer. See “General Matters – Interests of Experts”.

Sponsorship

Sponsorship in the context of a reverse takeover is required by the TSXV unless exempt in accordance with TSXV Policy 2.2. Madison has applied for an exemption from the sponsorship requirements under TSXV Policy 2.2. However, there is no assurance that Madison will ultimately obtain this exemption.

Risk Factors

The securities of the Company and the Resulting Issuer should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, the Resulting Issuer’s business, results of operations and financial condition could suffer significantly. Risks to the Resulting Issuer include but are not limited to; operating in the area of mineral exploration is an inherently risky business as there is no certainty that economic deposits may be found; risks associated with needing and not being able to raise additional financing to complete exploration work on the Resulting Issuer’s properties; risks related to the environment and environmental issues; no guarantee that a mining lease will be granted upon successful exploration; fluctuations in mineral prices that could make any mining enterprise uneconomic; competition from other mineral exploration companies with greater resources; currency fluctuations that may make the cost of doing business in the USA or elsewhere more expensive;

conflicts of interest in the availability of management time to work on the Resulting Issuer’s business; and the risk that management of the Resulting Issuer may not be skilled or knowledgeable enough to foresee, recognize, contemplate or quantify the risk factors or take any steps to mitigate or lessen the impact of such risks. For more information, see “Risk Factors”.

GENERAL PROXY INFORMATION AND CIRCULAR DISCLOSURE

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of the Company for use at the Meeting and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Appointment of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are Chet Idziszek and, if failing this person, Ian Brown. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on April 28, 2014) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at 416-263-9524 or toll free 1-866-249-7775. To vote by Internet, visit the website address shown on the form of proxy provided. Follow the online voting instructions given to you and vote over the Internet referring to your holder account number and proxy access number provided on the form of proxy that was delivered to you. To vote by telephone, call the toll-free number shown on the form of proxy. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company at 1000-840 Howe Street, Vancouver, British Columbia at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold shares in their own name. Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (referred to herein as “Intermediary”) who holds their shares as a registered Shareholder. Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans. Every intermediary has its own mailing procedure and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common Shares held by Intermediaries can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting for their clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting Materials (as defined herein). Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the Proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the Proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of those persons named in the Proxy and insert the Beneficial Shareholder’s name in the blank provided.

Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of NI 54-101, the Company has elected to send the Notice of Meeting, this Information Circular and the Proxy (the Notice of Meeting, Information Circular and Proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs and the Company will not be paying the costs associated with this.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

All references to Shareholders in this Information Circular and the accompanying Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

Voting of Proxies

If the instructions in a proxy are certain, the Common Shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Common Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below and in this Information Circular, to the knowledge of the Company, no director or executive officer since the commencement of the Company’s last completed fiscal year or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

Chet Idziszek, President, Chief Executive Officer and Director of the Company, is a shareholder of both the Company and BMG.

Furthermore, the Company has entered into a number of Shares for Debt Transactions in order to reduce its indebtedness owed to directors and officers of Madison and a provider of legal services. Pursuant to various Forgiveness of Debt and Shares for Debt Agreements dated March 12, 2014 with each of Chet Idziszek, J.G. Stewart Holdings Ltd. (a holding company of James Stewart, a director of the Company), Vivian Danielson (a director of the Company) and Robert Sibthorpe (a director of the Company), the Company has agreed to reduce its indebtedness to directors and officers of Madison in the aggregate amount of $385,232 such that 50% of the Indebtedness to Directors and Officers is forgiven, 25% of the Indebtedness to Directors and Officers is satisfied by the issuance of Common Shares and the remaining 25% of the Indebtedness to Directors and Officers is satisfied by payment in cash.

Pursuant to a shares for debt agreement with a provider of legal services, Madison has agreed to issue Common Shares for 50% of the debt owing to the provider of legal services and the remaining 50% of the debt will be payable in cash.

Subject to the approval of the Acquisition by the Shareholders and the TSXV, the Shares for Debt Transactions will close and the Company will issue an aggregate of 3,258,820 common shares at a deemed price of $0.05 per Share to the Creditors (pre-Consolidation) in settlement for an aggregate of $162,941 owing by the Company to the Creditors.

If the proposed Acquisition completes (a) Chet Idziszek will be issued 1,290,660 Common Shares and paid $64,533; (b) J.G. Stewart Holdings Ltd. will be issued 465,500 Common Shares and paid $23,275; (c) Vivian Danielson will be issued 85,000 Common Shares and paid $4,250; Robert Sibthorpe will be issued 85,000 Common Shares and paid $4,250; and (e) a provider of legal services will be issued 1,332,660 Common Shares and paid $66,633. All Common Shares issued pursuant to the Shares for Debt Transactions will be issued pre-Consolidation.

Voting Securities and Principal Holders of Voting Securities

As at the date hereof, the Company has issued and outstanding 44,165,547 fully paid and non-assessable Common Shares without par value, each Common Share carrying the right to one vote. The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any Shareholder of record at the close of business on March 24, 2014 who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s Common Shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Common Shares	Percentage of Issued and Common Shares
Pinetree Capital Ltd. (1)	5,313,000	12.03%

Note:

(1)	Pinetree Capital Ltd. is a public company listed on the Toronto Stock Exchange.

Indebtedness of Directors and Executive Officers

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor is any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

Interest of Management and Others in Material Transactions

Other than as set forth in this Information Circular, no Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such Insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or would materially affect the Company or any of its subsidiaries. See “General Proxy Information and Circular Disclosure –Interest of Certain Persons or Companies in the Matters to be Acted Upon”.

Audit Committee

Under NI 52-110, companies are required to provide disclosure with respect to their audit committee, including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. The Company’s disclosure with respect to audit committees is described below:

Audit Committee’s Charter

The text of the Audit Committee Charter is attached as Appendix A to this Information Circular.

Composition of the Audit Committee

The current members of the Audit Committee are Vivian L. Danielson, Nell M. Dragovan and Robert A. Sibthorpe. Ms. Danielson and Mr. Sibthorpe are independent members, while Ms. Dragovan is not an independent member as she is the spouse of Chet Idziszek, President and Chief Executive Officer of the Company. All members are considered to be financially literate. See “Particulars of Matters to be Acted Upon – Election of Directors”.

Relevant Education and Experience

Vivian L. Danielson

Ms. Danielson, a director of the Company, is a journalist and author with more than 20 years of experience covering the international mining and metals sector. She worked as an editor for The Northern Miner from 1994 to 2001. Ms. Danielson acquired extensive knowledge of financial reporting by mineral exploration companies as part of her duties as journalist and editor specializing in that industry.

Nell M. Dragovan

Ms. Dragovan, a director of the Company, is a financier with a long, successful history of organising and financing junior resource companies in Canada. In 1980, she founded Corona Explorations Ltd. which discovered the Hemlo gold deposits in Northern Ontario.

Robert A. Sibthorpe

Mr. Sibthorpe, a director of the Company, holds a B.Sc. in geology and an M.B.A. from the University of Toronto. He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Services Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Davidson & Company LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with Davidson & Company LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended October 31, 2013	Fees Paid to Auditor in Year Ended October 31, 2012
Audit Fees(1)	$35,700	$40,800
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$5,000	$5,000
All Other Fees(4)	Nil	Nil
Total	$40,700	$45,800

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements; fees for review of tax provisions; accounting consultations on matters reflected in the financial statements; and, audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit Related Fees” include services that are traditionally performed by the auditor such as employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” includes fees for all tax services other than those included in “Audit Fees” and “Audit Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under NI 52-110.

Corporate Governance Disclosure

Pursuant to National Policy 58-201 Corporate Governance Guidelines and NI 58-101, companies are required to provide disclosure with respect to their corporate governance practices. The Board and senior management of the Company consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company’s approach to corporate governance disclosure is described below:

Board of Directors

The Company’s directors Vivian L. Danielson and Robert A. Sibthorpe are considered to be independent directors. Chet Idziszek is not considered to be independent as he is the President and Chief Executive Officer of the Company. James G. Stewart is not considered to be independent as he received or accrued fees from the Company for legal services provided by him to the Company during the most recently completed fiscal year. Nell Dragovan is not considered to be independent as she is the spouse of Mr. Idziszek.

Although a majority of the Board of Directors is not independent, the Board of Directors exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board.

Directorships

The following directors and/or nominees of the Company are also directors of the following other reporting issuers:

Name of Director of the Company	Names of Other Reporting Issuers
Vivian L. Danielson	Lund Enterprises Corp.
Chet Idziszek	Lund Enterprises Corp.
Robert A. Sibthorpe	Midnight Sun Mining Corp.
James G. Stewart	Bayswater Uranium Corporation Lund Enterprises Corp. Paget Minerals Corp.

Orientation and Continuing Education

The Board’s practice for the past several years, which is expected to continue, is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on the Company’s affairs and plans prior to obtaining their consent to act as a director. The Board currently has no measures in place to provide continuing education for directors.

Ethical Business Conduct

In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct. The Board imposes an unwritten but well-understood policy of ethical business conduct on all senior officers, who in turn are expected to impose the same on all employees and agents of the Company.

Nomination of Directors

The Board identifies new candidates for board nomination by an informal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective new directors are not approached until consensus is reached. This process takes place among the chairman and a majority of the non-executive directors.

Compensation

The Board of Directors has not established a compensation committee, but rather considers compensation matters as a Board activity. The Board aims to pay the Directors and Chief Executive Officer of the Company which meets the expectations of the Directors and the Chief Executive Officer for the scope and depth of their services.

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Vivian L. Danielson	$6,000(2)	Nil	Nil	Nil	Nil	Nil	$6,000
Nell M. Dragovan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert A. Sibthorpe	$6,000(2)	Nil	Nil	Nil	Nil	Nil	$6,000

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
James G. Stewart(1)	Nil	Nil	Nil	Nil	Nil	$5,500	$5,500

Notes:

(1)

Mr. Stewart’s “other compensation” comprises legal fees to be billed to the Company for legal services provided by him. The amount of $3,500 of the total $5,500 was accrued and is in the accounts payable at the most recently completed financial year ended October 31, 2013.

(2)	Of the fees earned by Ms. Danielson and Mr. Sibthorpe, the amount of $6,000 in each case was accrued and is in the accounts payable at October 31, 2013.

Other Board Committees

The Company has no committees other than the Audit Committee. In matters of director nomination, the Board acts as a whole, in lieu of committee. The Company currently has no plan to establish a compensation committee but expects to do so when circumstances require it.

Assessments

The Board does not have in place any formal procedures to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

Outstanding Share-Based Awards and Option-Based Awards

At the end of the most recently completed financial year, there were no share-based awards and option-based awards outstanding.

Additional Information

Additional information relating to the Company is on the SEDAR website at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its most recently completed financial year, available on the SEDAR website. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company at (604) 331-8772 or 300-1055 W. Hastings Street, Vancouver, British Columbia, V6E 2E9.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Acquisition

Background to the Acquisition

On March 13, 2014, the Company entered into the Share Exchange Agreement with BMG and holders of BMG securities, a British Columbia company which holds an option to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property. All summaries of, and references to the Share Exchange Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Share Exchange Agreement, a copy of which is available on SEDAR at www.sedar.com.

Share Exchange Agreement

The Company has entered into the Share Exchange Agreement with BMG and BMG Securityholders providing for, among other things, the acquisition by the Company of the BMG Shares. Pursuant to the Share Exchange Agreement, the Company will issue the Consideration Shares to the former BMG Shareholders in exchange for the transfer of all BMG Shares to the Company pursuant to the Acquisition.

The Consideration Shares may be subject to resale restrictions, including hold periods under applicable securities legislation. The Acquisition is subject to Shareholder approval and approval by the TSXV.

The Share Exchange Agreement provides for the consolidation of Madison Common Shares on a 4:1 ratio, the transfer of all BMG Shares to the Company, the issuance of Consideration Shares to former BMG Shareholders on a 1:1 ratio, the cancellation of BMG Warrants and issuance of Resulting Issuer Warrants, the name change of the Company from Madison Minerals Inc. to Battle Mountain Gold Inc. or such other name as is approved by the Board of Directors, BMG and the TSXV, and the change in the Board of Directors of Madison.

Effect of the Acquisition

If the Acquisition Resolution is approved at the Meeting and the applicable conditions to the completion of the Acquisition have been satisfied, including the receipt of certain regulatory approvals:

(a)	the Madison Common Shares will be consolidated on a 4:1 ratio;

(b)	all of the BMG Shares will be transferred to the Company;

(c)	the Company will issue the Consideration Shares to the former BMG Shareholders;

(d)	all BMG Warrants will be cancelled and prior holders of BMG Warrants will be issued Resulting Issuer Warrants;

(e)

the Company will change its name to “Battle Mountain Gold Inc.” or such other name as is approved by BMG, the directors of the Company and the TSXV (and BMG will change its name to “BMG Mining Inc.”); and

(f)

the Board of Directors of the Resulting Issuer will consist of three persons: Chet Idziszek (a continuing director of the Resulting Issuer), Steven Garwin (a new director of the Company) and Larry Kornze (a new director of the Company).

As a result, the Resulting Issuer will have 26,461,386 Resulting Issuer Shares issued and outstanding, of which the Shareholders will hold 11,041,386 Resulting Issuer Shares (or 42% of the total issued and outstanding Resulting Issuer Shares) and the former BMG Shareholders will hold 15,420,000 Resulting Issuer Shares (or 58% of the total issued and outstanding Resulting Issuer Shares).

In addition, 2,000,000 Resulting Issuer Shares will be reserved for issuance pursuant to the exercise of Resulting Issuer Warrants.

Pursuant to the Articles of the Company, the Company, by resolution of the directors, may consolidate its Common Shares and change its name. Shareholders’ approval is not required for the Consolidation or name change of the Company.

Directors and Officers

Upon completion of the Acquisition, the Board of Directors will consist of three persons: Chet Idziszek, Steven Garwin and Larry Kornze. See “Particulars of Matters to be Acted Upon – Election of Directors”.

The executive officers of the Resulting Issuer will be: Chet Idziszek as President and Chief Executive Officer and Ian Brown as Chief Financial Officer and Corporate Secretary. See “Information Concerning the Resulting Issuer After the Acquisition – Management”.

Business of the Resulting Issuer After Closing

Upon completion of the Acquisition, the Resulting Issuer will be engaged in the mineral resource exploration business and will initially be principally focused on the exploration of the Lewis Property.

Board Recommends Approval

The Board, after carefully considering the Acquisition, has determined that the Acquisition is fair from a financial point of view to the Shareholders and the Acquisition is in the best interests of the Company and the Shareholders and recommends that the Shareholders vote in favour of the Acquisition.

Reasons for the Acquisition

The Board has concluded that the most efficient method of effecting a merger of the Company and BMG is by way of the Acquisition. The Reverse Takeover is intended to enhance value opportunities for Shareholders. After extensive analysis, discussion and reflection with the Company’s management, the Board concluded that the Acquisition:

(a)	creates the financial strength necessary to provide financial viability of the Resulting Issuer;

(b)	provides the best alternative to maximize Shareholder value; and

(c)	is in the best interests of Shareholders and the Company.

In coming to its conclusions and recommendations, the Board considered a number of factors including the following:

(a)	that the Acquisition will facilitate the Company to enable it to obtain the necessary funding to continue as a public company listed on the TSXV;

(b)	the support of the financing community;

(c)	the current commodity price cycle;

(d)	the terms and conditions of the Share Exchange Agreement; and

(e)

information concerning the financial condition, results of operations, business, plans and prospects of the Company, BMG and the Resulting Issuer and the resulting potential for enhanced business efficiency, management effectiveness and financial results of the Resulting Issuer on a consolidated basis.

The Board determined that if the proposed Acquisition does not complete, the Company is at a very high risk of becoming insolvent.

Securities Law Matters

The issue of the Consideration Shares and Resulting Issuer Warrants to BMG Securityholders as contemplated in the Share Exchange Agreement, will be exempt from the prospectus and registration requirements of the securities laws of various applicable provinces in Canada. The Consideration Shares and Resulting Issuer Warrants issued pursuant to the Share Exchange Agreement may be subject, however, to restrictions on trading in accordance with applicable securities laws and a number of the Consideration Shares will be subject to escrow requirements in accordance with applicable TSXV policies. See “Information Concerning the Resulting Issuer After the Acquisition – Escrowed Securities”.

Shareholder Approval

In addition to considering the annual business of the Company at the Meeting, Shareholders will be asked to consider and to approve the Acquisition Resolution. In order for the Acquisition to be implemented, the Acquisition Resolution must be passed by a majority of the votes cast at the Meeting by Shareholders.

Regulatory Approvals and Filings

The Company is not aware of any material licenses or regulatory permits that it holds which might be adversely affected by the Acquisition, or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required to be obtained prior to the completion of the Acquisition, other than the TSXV. The TSXV has advised the Company that as the Acquisition is a Reverse Takeover, the Company must satisfy the TSXV’s original listing requirements as a condition of completing the Acquisition. As at the day hereof, the Company has not received conditional approval from the TSXV for the Acquisition. There can be no assurance that the Company will be able to obtain the approval of the TSXV.

Consequences if Approvals not Obtained

In the event that the Acquisition is not approved by the Shareholders or the TSXV, the Acquisition will not be completed and the Company will be at a very high risk of becoming insolvent.

Tax Consequences

The tax consequences of the Acquisition for each Shareholder will depend upon each Shareholder’s particular circumstances. Accordingly, all Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences of the Acquisition applicable to them having regard to their own particular circumstances.

UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE ENCLOSED FORM OF PROXY THAT THE SHARES REPRESENTED BY SUCH PROXY ARE TO BE VOTED AGAINST THE ACQUISITION RESOLUTION, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE ACQUISITION RESOLUTION, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THIS INFORMATION CIRCULAR.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ORDINARY RESOLUTION APPROVING THE ACQUISITION.

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

Appointment and Remuneration of Auditors

Davidson & Company LLP of Vancouver, British Columbia was appointed the auditors of the Company for the financial year ended October 31, 2013 and the Shareholders will be asked to re-approve the appointment of Davidson & Company LLP as the auditor of the Company to hold office until the next annual general meeting of the Shareholders at remuneration to be fixed by the directors of the Company.

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders until their successors are elected or until such director’s earlier death, resignation or removal. The management of the Company proposes to nominate the person listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for nominees listed in this Information Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

At the Meeting, Shareholders will be asked to pass an Ordinary Resolution to set the number of directors of the Company for the ensuing year at five, subject to such increase as may be permitted by the Articles of the Company. The number of directors will be approved if the affirmative vote of the majority of common shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at five.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company and their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, province/state and country of residence and office held	Present principal occupation	Director since	Number of Common Shares beneficially owned or controlled or directed, directly or indirectly
VIVIAN L. DANIELSON British Columbia, Canada Director(1)	Director of Lund Enterprises Corp.; journalist and author covering international mining and metals sector.	2008	100,000 shares
NELL M. DRAGOVAN British Columbia, Canada Director(1)	Businesswoman.	2003	1,388,718 shares(2)

Name, province/state and country of residence and office held	Present principal occupation	Director since	Number of Common Shares beneficially owned or controlled or directed, directly or indirectly
CHET IDZISZEK British Columbia, Canada President, Chairman of the Board, Chief Executive Officer and Director	Geologist; President of the Company.	1993	2,813,588 shares(2)
ROBERT A. SIBTHORPE Ontario, Canada Director(1)	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.	1996	260,000 shares
JAMES G. STEWART British Columbia, Canada Corporate Secretary and Director	Formerly a barrister and solicitor.	1997	1,034,429 shares(3)
NOTES:

(1)	Members of the audit committee.

(2)	Does not include any indirect holdings by virtue of any control over spouse’s shares. Chet Idziszek and Nell Dragovan are the spouse of each other.

(3)	1,032,929 shares are held indirectly in the name of J.G. Stewart Holdi ngs Ltd. (formerly J.G. Stewart Law Corporation Ltd.), a private company controlled by James G. Stewart.

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

No proposed director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was the subject:

(A)	of a cease trade order;

(B)	an order similar to a cease trade order; or

(C)	an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer; or

(ii)	was subject to:

(A)	a cease trade order;

(B)	an order similar to a cease trade order; or

(C)	an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of this Information Circular, or has been with in 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relati ng to bankruptcy or insolvency or was subject to or instituted with any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a c ourt or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The management of the Company is seeking shareholder approval of an Ordinary Resolution approving the directors of the Company to remain as directors of the Company described above. Management is also seeking shareholder approval of the Acquisition Resolution, which, among other things, provides for a change in the Board of Directors of the Company upon completion of the Acquisition. See “Information Concerning the Resulting Issuer After the Acquisition – Directors, Officers and Promoters”.

Stock Option Plan

Under the Stock Option Plan, the Board may from time to time grant to directors, senior officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its com on shares as the Board shall designate.

The Company is required, under the policies of the TSXV, to adopt a stock option plan for the benefit of directors, officers, employees and consultants of the Company and to seek shareholder approval for the Stock Option Plan on an annual basis.

A copy of the Stock Option Plan will be available at the Meeting.

Pursuant to the Stock Option Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. As of the date of this Information Circular, there are no options outstanding.

Some of the significant terms of the Stock Option Plan are as follows:

1.	The Company must obtain disinterested shareholder approval if the plan, together with any previous plans, could result at any time in the grant to Insiders (as defined in the Stock Option Plan), within a 12 month period, a number of options exceeding 10% of the issued shares of the Company.

2.	The total number of common shares to be reserved for issuance over the previous one year period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant and the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at th e time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.	While the Company’s common shares are listed on the TSXV, the purchase price per common share for any option granted under the Stock Option Plan shall not be less than the market price of the Company’s common shares less any applicable discount in accordance with the policies of the TSXV.

4.	Options granted must expire not later than a maximum of five years from the date of the grant.

5.	Options will vest at the discretion of the board of directors.

6.	All options granted pursuant to the Stock Option Plan shall be non-assignable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Stock Option Plan (the “Plan”), as described in the Company’s Information Circular dated March 28, 2014, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

Management of the Company recommends that the Shareholders vote in favour of the approval of the Stock Option Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the Shareholders appointing them.

INFORMATION CONCERNING THE COMPANY

The following information is presented on a pre-Acquisition basis and is reflective of the current business, financial and share capital position of the Company. See “Information Concerning the Resulting Issuer” for pro forma business, financial and share capital information relating to the Resulting Issuer.

Name and Incorporation

The Company’s full corporate name is “Madison Minerals Inc.”. The Company is governed by the BCBCA and its registered office is at 1000 - 840 Howe Street, Vancouver, British Columbia. The Company’s office is at 300 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

General Development of Business

Madison is in the business of mineral exploration and development. The Company was incorporated on August 20, 1979 as “Collingwood Energy Inc.” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia). The Company subsequently changed its name to “Collins Resources Ltd.” on July 17, 1984 and further changed its name to Madison Enterprises Corp. on June 25, 1992 at which time its shares were consolidated on a 2.5:1 basis and on October 29, 2004 further changed its name to Madison Minerals Inc. at which time its shares were consolidated on a 5:1 basis. The Company has three wholly-owned direct subsidiaries, Madison Enterprises (Nevada) Inc., Madison Enterprises (BVI) Inc. (“MBVI”), a British Virgin Islands corporation which, in turn, holds a 100% interest in Madison Enterprises (PNG) Inc. (“MPNG”), a Papua New Guinea corporation currently in liquidation and, therefore, no longer controlled by the Company, and Madison Enterprises (Latin American), S.A. (“MELA”), incorporated under the laws of the Republic of Panama which is currently inactive and expected to remain so. MPNG has two wholly-owned direct subsidiaries, Frontier Mining & Exploration Limited (“Frontier”) and Oakland Limited (“Oakland”), both Papua New Guinea corporations, which in turn collectively own a 100% interest in Matu Mining Limited (“Matu”), a Papua New Guinea corporation. Frontier has one wholly-owned direct subsidiary, Demil Limited (“Demil”) which is a Papua New Guinea corporation. As of the date of this Information Circular, to the best of the Company’s knowledge and belief, Frontier, Oakland, Matu and Demil are inactive and their assets, liabilities and contingent liabilities are immaterial and not of relevance to investors in, and users of the financial statements of, the Company. Furthermore, MPNG has been placed in liquidation pursuant to the laws of Papua New Guinea, and consequently the Company has ceased to control MPNG and its subsidiaries. At the date of the Company’s most recent year end and at the date of this annual report the Company is unable to estimate the amount of proceeds, if any, from the liquidation of MPNG. All the assets of MELA were sold in the fiscal year ended October 31, 2012 as set out in notes 3 and 5 to the financial statements of Madison for the fiscal year ended October 31, 2012.

Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc., holds a 60% participation interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US (60%) and NRC (40%). The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property. For more information on the Lewis Property, see “Information Concerning the Lewis Property”.

The following is a description of the historical agreements and developments leading up to the current status of ownership and agreements relating to the Lewis Property. On June 1, 2002, F.W. Lewis, Inc., Madison Enterprises Corp. and Great American Minerals Exploration (Nevada), LLC entered into an exploration agreement with the option for Madison Enterprises to purchase the mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA known as the “Lewis Property”, (the “Lewis Agreement”). In April 2003, Great American Minerals, Inc. (“GAM”) was formed as a result of the conversion of Great American Minerals Exploration (Nevada), LLC from a limited liability company into a Nevada corporation. On February 4, 2004, GAM and Madison Enterprises entered into a letter agreement (the “Letter Agreement”) setting forth the terms by which Madison Enterprises can earn a maximum undivided 75% interest in the Lewis Agreement. Pursuant to the Letter Agreement, Madison Enterprises earned an undivided 60% interest in the Lewis Agreement and GAM elected to hold an undivided 40% interest in the Lewis Agreement. In October 2004, Madison Enterprises Corp. changed its name to Madison Minerals Inc.

On March 29, 2006, GAM and Madison entered into an exploration, development and mine operating agreement (the “Joint Venture Agreement”) creating the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of GAM holding a 40% participation interest in the Phoenix Joint Venture and Madison holding a 60% participation interest in the Phoenix Joint Venture. The Joint Venture Agreement provides that Madison will be the first manager of the Phoenix Joint Venture.

On March 29, 2006, GAM and Madison entered into a memorandum of agreement (the “Memorandum of Agreement”) assigning the Lewis Agreement and the claims to the Lewis Property to the Phoenix Joint Venture. On April 10, 2006, the Memorandum of Agreement was recorded at the Lander County Recorder.

On December 27, 2007, Madison and Victory Exploration Inc. (formerly F.W. Lewis, Inc.) entered into an agreement providing for the designation of Madison Enterprises (Nevada) Inc. as party to the Phoenix Joint Venture in place of Madison Minerals Inc. (the “Victory Agreement”).

On December 27, 2007, Victory and the Phoenix Joint Venture entered into the Quitclaim Deed with Reserved Royalty on Mineral Production (“Quitclaim and Royalty Agreement”) providing for the release and forever quitclaim by Victory to the Phoenix Joint Venture of all of Victory’s right, title and interest in and to the Lewis Property. The Quitclaim and Royalty Agreement also provides that the Phoenix Joint Venture will pay to Victory minimum advance royalties in the amount of $60,000 in cash, subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty in the same year. Production royalties include a 5% royalty on the value of gold and silver and a 4% royalty on the net smelter returns for other minerals such as lead, zinc, copper, etc. The Phoenix Joint Venture has the exclusive right and option to purchase the royalty from Victory for an initial price of $4,000,000 payable in cash and stock. The option shall continue for 35 years from the effective date of the Quitclaim and Royalty Agreement and the purchase price of the royalty shall increase by $500,000 on each anniversary of the effective date. On February 2, 2008, the Quitclaim and Royalty Agreement was recorded at the Lander County Recorder.

Madison has had several discussions with BMG regarding the proposed acquisition of all of the issued and outstanding securities of BMG by Madison, which could result in Madison owning 100% of the Lewis Property once the BMG Option is exercised. Since entering into the Share Exchange Agreement with BMG regarding such transaction on March 13, 2014, the Company has been actively involved in proceeding with the steps necessary to carry out the transaction.

The Board of Directors determined that the Acquisition is in the best interests of the Company and is fair to Shareholders, and voted to approve the Share Exchange Agreement and to recommend that Shareholders vote in favour of the Acquisition. The vote was passed by all members of the Board of Directors except Chet Idziszek who abstained from voting due to his conflict of interest in owning shares of both Madison and BMG and agreement with the Company to be issued 1,290,660 Common Shares (pre-Consolidation) and $64,533 after the Acquisition has been approved by Shareholders and the TSXV in satisfaction of debt owing by the Company to Mr. Idziszek. See “General Proxy Information and Circular Disclosure – Interest of Certain Persons or Companies to be Acted Upon”.

For more information, see “Particulars of Matters to be Acted Upon – Approval of Acquisition – Board Recommends Approval” and “Particulars of Matters to be Acted Upon – Approval of Acquisition – Reasons for the Acquisition”.

The Lewis Property is located in the Battle Mountain Mining District, Lander County, Nevada, USA and has been historically mined for high-grade silver, gold and base metals. The Lewis Property comprises 360 unpatented and eight patented mining claims (approximately 2,225 hectares / 5,500 acres) that adjoin and lie immediately north of Newmont Mining Corporation’s Phoenix Mine, a large open pit copper-gold-silver producer. The Lewis Property is subject to an advance minimum royalty in the amount of $60,000 in cash, subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty in the same year. Production royalties include a 5% royalty on the value of gold and silver and a 4% royalty on the net smelter returns for other minerals such as lead, zinc, copper, etc. For more information, see “Information Concerning the Lewis Property”.

Selected Financial Information and Management Discussion and Analysis

Selected Financial Information

The following data for the Company is provided for the following completed financial years which financial statements are included in this Information Circular:

	Year Ended October 31, 2013 (audited)	Year Ended October 31, 2012 (audited)	Year Ended October 31, 2011 (audited)
Total Revenues:	nil	$100,000(1)	nil
Total Expenses:	$(396,940)	$(328,852)	$(236,911)
Loss for the Year:	$(418,000)	$(256,370)	$(8,172,102)
Total Comprehensive Loss for the Year:	$(396,325)	$(260,705)	$(8,180,772)
Total Assets:	$130,480	$449,343	$603,288
Total Liabilities:	$466,262	$388,800	$282,040
Total Shareholders’ Equity (Deficiency):	$(335,782)	$60,543	$(321,248)
Basic and Diluted Loss per Common Share:	$(0.01)	$(0.01)	$(0.21)
Amounts Deferred in Connection with the Acquisition	nil	nil	nil

Note:

(1)	Non-recurring revenue from the disposition of the mineral interest.

Management Discussion and Analysis

Madison is focused on the exploration and development of mineral properties. Madison’s only material property is the Lewis Property which it holds a 60% interest in through its 60% participation interest in the Phoenix Joint Venture. Madison has no material revenues or income from operations at this time. Total losses and assets for Madison are outlined above, based on information derived from Madison’s financial statements included as Schedule “C” to this Information Circular. The audited financial statements were audited by Davidson & Company LLP, the auditor appointed by Madison and have been prepared in accordance with IFRS.

Madison has entered into the Share Exchange Agreement with BMG and securityholders of BMG whereby the Company will issue the Consideration Shares to former BMG Shareholders in exchange for 15,420,000 BMG Shares.

The financial statements for the Company for the financial years ended October 31, 2013, October 31, 2012 and October 31, 2011 and related Management Discussion and Analysis are included as Appendix C of this Information Circular and are available on the Company’s SEDAR profile at www.sedar.com. The Management Discussion and Analysis for the Company for the year ended October 31, 2013 is also available on the Company’s SEDAR profile.

Description of the Securities

In completing the Acquisition, the Company will be required to issue Consideration Shares, being post-Consolidation Common Shares in the capital of the Company as constituted on the date hereof. Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares are entitled to receive dividends, if any, as and when declared by the Board of Directors in its discretion. Upon the liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to receive on a pro rata basis the net assets of the

Company, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Stock Option Plan

Under the Stock Option Plan, the Board may from time to time grant to directors, senior officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. See “Particulars of Matters to be Acted Upon – Stock Option Plan” for more information.

Prior Sales

During the 12 months preceding the date of this Information Circular, the Company did not sell any Common Shares or otherwise issue any Common Shares from treasury.

Stock Exchange Price

The Common Shares are currently listed for trading on the TSXV under the trading symbol “MMR”. The following table sets forth the high, low, closing prices and volumes of the common shares traded on the TSXV for the periods indicated:

Period	High	Low	Close (as at period end)	Volume (Common Shares)
March 2014(1)	$0.05	$0.04	$0.04	246,784
February 2014	$0.05	$0.025	$0.04	185,820
November 2013 – January 2014	$0.05	$0.025	$0.025	311,028
August 2013 – October 2013	$0.065	$0.025	$0.035	2,017,659
May 2013 – July 2013	$0.075	$0.025	$0.03	1,717,545
February 2013 – April 2013	$0.05	$0.03	$0.035	487,575
November 2012 – January 2013	$0.06	$0.04	$0.045	1,154,180
August 2012 – October 2012	$0.075	$0.035	$0.04	1,877,023
May 2012 – July 2012	$0.115	$0.06	$0.06	686,220
February 2012 – April 2012	$0.14	$0.085	$0.11	1,284,530

Note:

(1)	Period from March 1, 2014 – March 27, 2014.

Executive Compensation

The following disclosure of executive compensation is made in accordance with the requirements of NI 51-102 and TSXV Form 3D1. For the purposes of TSXV Form 3D1, disclosure is required to be made for the Company’s CEO, CFO and three most highly compensated executive officers.

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)	a Chief Executive Officer (“CEO”);

(b)	a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Chet Idziszek, President and Chief Executive Officer, and Ian Brown, Chief Financial Officer.

Overview of the Company’s Compensation Program

The Company has a simple organizational and management structure, with four directors located in Vancouver, British Columbia and one director located in Mississauga, Ontario and four employees who work for the Company on its payroll, whose duties are shared with other companies that have certain directors in common. During its most recent three financial years the Company has operated a single mineral exploration project, and exploration activities have been modest.

The Company’s compensation program is simple and limited, reflecting the preceding description of its structure and activities. The Board of Directors has not established a compensation committee, but rather considers compensation matters as a Board activity.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

  to attract, retain and motivate talented executives w ho create and sustain the Company’s con tinued success; and

  to align the interests of the Company’s executives with the interests of the Company’s shareholders.

Overall, the executive compensation program aims to pay the NEO’s an amount affordable to the Company which meets the expectations of the NEO’s for the scope and depth of their services.

The Company is a mineral exploration company and will not be generating significant revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, and pay the NEO’s an amount affordable to the Company which meets the expectations of the NEO’s for the scope and depth of their services.

Elements of the Compensation Program

The executive compensation program consists of a combination of base salary, performance bonus and stock option incentives. In recent years there have been no bonuses and no stock option grants, reflecting the Company’s modest levels of activity with the exception of a bonus in the 2012 financial year to the CFO who at that time was otherwise unpaid. The Board reserves to itself its ability to award bonuses and grant stock options should in its judgment circumstances so indicate.

Purpose of Each Element of the Executive Compensation Program

The base salary of an NEO is intended to provide executives a reasonable amount of non-contingent remuneration reflective of the Company’s activities.

In addition to a fixed base salary, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals. Stock options are generally awarded to NEOs based on the criteria established by the Board for allocating stock option grants, as set out below. The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of all shareholders’ share values as measured by increases in the market price of the Company’s shares over time.

Determination of the Amount of Each Element of the Executive Compensation Program

The Board has not established a compensation committee. The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate activity, goals and objectives, and establishes compensation levels based on such evaluations.

Base Salary

The base salary review of each NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not evaluated against a formal “peer group”. The Board relies on the general experience of its members in setting base salary amounts.

Performance Bonuses

The Board oversees the operation of the Company’s bonus plan, which at the current stage of the Company’s development and operations is very simple. A modest annual bonus may be granted to one or more NEO’s on an individual basis, at the Board’s sole discretion, if the Company has been generally successful in conducting exploration in a cost-effective manner, while incurring reasonable general and administrative expenses, and in raising the equity capital required from time to time to enable the Company to continue to possess adequate funding for those activities. The Board relies on the general experience of its members in evaluating if these criteria have been met.

Stock Options

The Company has established the Stock Option Plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board determines which NEOs (and other persons) are entitled to participate in the Company’s Stock Option Plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price. For further information regarding the Stock Option Plan refer to “Particulars of Mattes to be Acted Upon – Stock Option Plan”.

The Board makes these determinations subject to the provisions of the existing Stock Option Plan and, where applicable, the policies of the TSXV.

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base salary of each NEO, combined with the granting of stock options, has been designed to provide total compensation which the Board believes pays the NEO’s an amount affordable to the Company which meets the expectations of the NEO’s for the scope and depth of their services.

Compensation Policy Risks

Commencing in 2014, the Board intends to review from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders and risk implications is one of many considerations which are taken into account in such design.

It is anticipated that a portion (set at a level consistent with its industry peers) of the Company’s executive compensation will consist of options granted under the Stock Option Plan. Such compensation is intended to be both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation.

The other two elements of compensation, salary and bonus, represent the remaining portion of an executive’s total compensation. While neither salary nor bonus are “long term” or “at risk”, as noted above, these components of compensation represent a modest amount of total compensation and as a result it is unlikely that an executive would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

Due to the small size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Financial Instruments

NEO’s and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. To the best of management’s knowledge and belief, no such instruments exist in any event.

Share-based and Option-based Awards

See “Information Concerning the Company - Compensation Discussion and Analysis - Determination of the Amount of Each Element of the Executive Compensation Program - Stock Options”.

Compensation Governance

As set out above, the Company does not currently have a formal compensation committee and the directors and NEOs’ compensation is determined by the Board. At present, the Board has determined that the amount of nil per month paid or accrued to the CEO is appropriate, that the monthly retainer amount of $1,500 paid to the CFO, plus $200 per hour for hours in excess of 10 per month is appropriate (and as agreed with the CFO), and the modest amount of $6,000 per year, paid or accrued on a monthly basis, is appropriate for each independent director. Currently the independent directors are Mr. Robert Sibthorpe and Ms. Vivian Danielson.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the three most recently completed financial years:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension valve ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	($) Long-term incentive plans
Chet Idziszek,	2013	73,440(1)	Nil	Nil	2,000	Nil	Nil	Nil	75,440
President, CEO	2012	73,440(2)	Nil	Nil	Nil	Nil	Nil	Nil	73,440
and Chairman	2011	72,860(3)	Nil	Nil	Nil	Nil	Nil	Nil	72,860
Ian Brown,	2013	Nil	Nil	Nil	1,000	Nil	Nil	Nil	1,000
CFO	2012	Nil	Nil	Nil	10,000(4)	Nil	Nil	Nil	10,000
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Notes:

(1)	Of this amount, $52,020 was accrued and is in the accounts payable at the most recently completed financial year ended October 31, 2013, while $21,420 was paid in cash.

(2)	Of this amount, $61,200 was accrued and is in the accounts payable at the most recently completed financial year ended October 31, 2013, while $12,240 was paid in cash.

(3)	These amounts were accrued and are in the accounts payable at the most recently completed financial year ended October 31, 2013.

(4)	This amount was paid in recognition of certain efforts over and above the normal nil compensation regime in effect at that time.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

At the end of the most recently completed financial year, there were no share-based awards and option-based awards outstanding.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

There were no option-based awards and share-based awards granted or which vested to the benefit of any NEO during the most recently completed financial year.

Pension Plan Benefits – Defined Benefits Plan

The Company does not have a Defined Benefits Pension Plan.

Termination and Change of Control Benefits

During the most recently completed financial year there were no employment contracts, agreement, plans or arrangements for payments to an NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Vivian L. Danielson	$6,000(2)	Nil	Nil	Nil	Nil	Nil	$6,000
Nell M. Dragovan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert A. Sibthorpe	$6,000(2)	Nil	Nil	Nil	Nil	Nil	$6,000
James G. Stewart(1)	Nil	Nil	Nil	Nil	Nil	$3,500	$3,500
Notes:

(1)

Mr. Stewart’s “other compensation” comprises legal fees to be billed to the Company for legal services provided by him. The entire amount was accrued and is in the accounts payable at the most recently completed financial year ended October 31, 2013.

(2)	Of the fees earned by Ms. Danielson and Mr. Sibthorpe, the amount of $6,000 in each case was accrued and is in the accounts payable at October 31, 2013.

Ownership of Securities of the Company

The following table sets forth the number, designation and the percentage of outstanding securities beneficially owned or over which control or direction is exercised (a) by each director and officer of the Company, and (b) if known after reasonable enquiry, by (i) each associate or affiliate of an Insider of the Company, (ii) each associate or affiliate of the Company, (iii) an Insider of the Company, other than a director or officer of the Company, and (iv) each person acting jointly or in concert with the Company:

Name of Shareholder	Number of Common Shares Held	Percentage of Outstanding Common Shares
Chet Idziszek(1)	2,813,588 common shares	6.37%
Nell Dragovan(1)	1,388,718 common shares	3.14%
Robert Sibthorpe	260,000 common shares	0.59%
Vivian Danielson	100,000 common shares	0.23%
James Stewart	1,034,429 common shares(2)	2.34%

Name of Shareholder	Number of Common Shares Held	Percentage of Outstanding Common Shares
Pinetree Capital Ltd.	5,313,000 common shares(3)	12.03%

Notes:

(1)	Does not include any indirect holdings by virtue of any control over spouse’s shares. Chet Idziszek and Nell Dragovan are the spouse of each other.

(2)	1,032,929 shares are held indirectly in the name of J.G. Stewart Holdings Ltd. (formerly J.G. Stewart Law Corporation Ltd.), a private company controlled by James Stewart.

(3)	Pinetree Capital Ltd. also holds 1,000,000 warrants to purchase Common Shares exercisable at the price of $0.16 per warrant up to the expiry date of April 14, 2015.

As of the date of this Information Circular, there were 1,000,000 Madison Warrants issued and outstanding. If the Consolidation proceeds the outstanding 1,000,000 Madison Warrants will consolidate into 250,000 Resulting Issuer Warrants exercisable at the price of $0.64 per Resulting Issuer Warrant up to the expiry date of April 14, 2015

Commitments to Acquire Securities of the Company

Except as disclosed herein, to the Company’s knowledge, there are no agreements, commitments or understandings to acquire securities of the Company by any of the persons referred to in the table above under the heading “Ownership of Securities of the Company” except as disclosed in the footnotes to that table with respect to Common Shares that may be acquired upon the exercise of outstanding stock options.

Benefits

None of the persons referred to in the table above under the heading, “Ownership of Securities of the Company” will derive any direct or indirect benefits by approving or rejecting the Acquisition Resolution except those that may arise from their ownership of Common Shares where such persons will receive no extra or special benefit or advantage not shared by all Shareholders.

Material Changes in the Affairs of the Company

The material changes in the affairs of the Company expected to arise as a result of the Acquisition are disclosed under the heading “Information Concerning the Resulting Issuer” in this Information Circular.

Arrangements Between the Company and Securityholders

There are no agreements, commitments or understandings between the Company and any securityholders of the Company relating to the Acquisition other than as disclosed herein.

Previous Purchases and Sales

The Company has not purchased any securities in the 12 months preceding the date of this Information Circular. The Company has not sold any securities in the 12 months preceding the date of this Information Circular.

Prior Valuations

The directors and officers of the Company after reasonable inquiry are not aware of any prior valuations of BMG or the Lewis Property prepared in accordance with TSXV Policy 5.9 in the 24 months prior to the date of this Information Circular.

Approval of Information Circular

The Information Circular has been approved by the Board in a manner required by the BCBCA and its Articles.

Prior Offers

TSXV Policy 5.9 requires disclosure of any bona fide prior offer that relates to the subject matter of, or is otherwise relevant to, the Acquisition, which offer was received during the 24 months before the date of the Share Exchange Agreement. The Company is not aware of any bona fide prior offer required to be disclosed pursuant to TSXV Policy 5.9.

Arm’s Length Party Transaction

The Acquisition is an Arm’s Length Transaction. Although Chet Idiszek is a shareholder of both Madison and BMG, the Acquisition does not constitute a Related Party Transaction.

Legal Proceedings

To the best of the Company’s knowledge, here are no legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter.

Auditor

Davidson & Company LLP is the auditor of the Company. Davidson & Company LLP’s offices are located at Suite 1200 – 609 Granville Street, Vancouver, British Columbia, V7Y 1A1.

Transfer Agent and Registrar

Computershare Investor Services Inc. is the Company’s registrar and transfer agent. Transfers of the securities of the Company may be recorded at registers maintained by Computershare Investor Services Inc. in Vancouver and Toronto.

Material Contracts

The Company is party to the following material contracts, excluding contracts entered into in the ordinary course of business:

(a)	the Lewis Agreement, as more particularly described under the heading “Information Concerning the Company – General Development of Business”;

(b)	the Letter Agreement, as more particularly described under the heading “Information Concerning the Company – General Development of Business”;

(c)	the Joint Venture Agreement, as more particularly described under the heading “Information Concerning the Company – General Development of Business”;

(d)	the Memorandum of Agreement, as more particularly described under the heading “Information Concerning the Company – General Development of Business”;

(e)	the Victory Agreement, as more particularly described under the heading “Information Concerning the Company – General Development of Business”;

(f)	the Quitclaim and Royalty Agreement, as more particularly described under the heading “Information Concerning the Company – General Development of Business”;

(g)	the Share Exchange Agreement, as more particularly described under the heading “Particulars of Matters to Be Acted Upon – Approval of the Acquisition” and elsewhere in this Information Circular;

(h)	a forgiveness of debt and shares for debt agreement dated March 13, 2014 between the Co mpany and Chet Idziszek;

(i)	a forgiveness of debt and shares for debt agreement dated March 13, 2014 between the Co mpany and J.G. Stewart Holdings Ltd. (formerly J.G. Stewart Law Corporation Ltd.);

(j)	a forgiveness of debt and shares for debt agreement dated March 13, 2014 between the Co mpany and Vivian Danielson; and

(k)	a forgiveness of debt and shares for debt agreement dated March 13, 2014 between the Co mpany and Robert Sibthorpe.

Copies of each of the above-referenced material contracts may be inspected, without charge, at the registered office of the Company (1000 - 840 Howe Street, Vancouver, British Columbia, V62 2M1) during normal business hours for a period ending 30 days after the date of the Meeting. The Company currently does not have an officer.

INFORMATION CONCERNING BMG

Name and Incorporation

BMG’s full corporate name is “Battle Mountain Gold Inc.”. The Company was incorporated under the BCBCA on April 2, 2012. BMG’s registered office is at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8. BMG currently does not have an office.

General Development of Business

History

BMG was incorporated in British Columbia on April 2, 2012 and their only asset is the option, through their wholly owned subsidiary which was incorporated in Nevada, USA, Battle Mountain Gold (USA) Inc. (“BMG US”), to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property. For more information on the Lewis Property, see “Information Concerning the Company – General Development of Business” and “Information Concerning the Lewis Property”.

Narrative Description of the Business – Overview

BMG is a junior mineral exploration and development company currently engaged in the acquisition and eventual exploration and development of mineral resource properties. On March 13, 2013, BMG and B G US entered into an option agreement (the “Phoenix Option Agreement”) with Nevada Royalty Corp. (“NRC”) (formerly GAM) for the option to acquire a 40% participation interest in the Phoenix Joint Venture and thereby a 40% interest in the Lewis Property. The Phoenix Option Agreement provides that to exercise the BMG Option, BMG or BMG US must:

(a)	pay NRC $50,000 in cash immediately upon execution of the agreement (paid);

(b)	issue 2,000,000 common shares at a deemed value of $0.15 per share to NRC immediately upon execution of the agreement (issued);

(c)	pay $50,000 in cash to NRC six months after the date of the agreement (paid); and

(d)

at the sole discretion and option of BMG, pay NRC $1,600,000 either in cash or in common shares of BMG, or in the case of a reverse takeover, common shares of the resulting public company at a share price equal to the lesser of, in the case of an initial public offering, the initial public offering share price, the market price and $0.40 per share within 12 months after the date of the agreement.

The Phoenix Option Agreement is BMG’s only asset. As of the date of this Information Circular, only the payment of $1,600,000 to NRC remains outstanding and it has been extended by 30 months such that the payment is not due until October 13, 2015 except that the due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in BMG or BMG US having raised an aggregate total of more than $10,000,000.

Narrative Description of the Business – Lewis Property

See “Information Concerning the Company – General Development of Business” and “Information Concerning the Lewis Property”.

Selected Financial Information and Management Discussion and Analysis

Selected Financial Information

The following financial data for BMG is provided for the following completed financial years which financial statements are included in this Information Circular:

	Year Ended October 31, 2013 (audited)	Period Ended October 31, 2012 (audited)
Total Revenues:	Nil	Nil
Loss for the period:	$(233,644)	$(48,967)

	Year Ended October 31, 2013 (audited)	Period Ended October 31, 2012 (audited)
Total comprehensive loss for the period:	$(228,812)	$(48,930)
Total Assets:	$662,749	$94,081
Total Liabilities:	$284,239	$43,011
Shareholder’s Equity:	$378,510	$51,070

Management Discussion and Analysis

BMG is focused on the exploration and development of mineral properties. BMG has no material revenues or income from operations at this time. Total losses and assets for BMG are outlined above, based on information derived from BMG’s financial statements included as Appendix D to this Information Circular. The audited financial statements were audited by Davidson & Company LLP, the auditor appointed by BMG, and have been prepared in accordance with IFRS.

BMG has entered into the Share Exchange Agreement with the Company whereby the Company will issue the Consideration Shares in exchange for 15,420,000 BMG Shares.

The BMG Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

See the Management Discussion and Analysis for the year ended October 31, 2013 and the period ended October 31, 2012 included as Appendix D to this Information Circular.

Consolidated Capitalization

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of the date of February 28, 2014	Amount outstanding as of March 28, 2014
Common Shares	Unlimited	15,420,000	15,420,000(1)
Note:

(1)	As at March 28, 2014, there were 2,000,000 BMG Warrants outstanding to purchase 2,000,000 BMG Shares at a price of $0.15 per share.

As at October 31, 2013, BMG had retained earnings of $378,510.

Trends

BMG is an exploration company with its focus on projects in Nevada, USA. BMG’s goal is to discover and develop mineral projects that can significantly add value to its shareholders while building for the future. Upon completion of the proposed Acquisition, BMG will become a wholly-owned subsidiary of the Resulting Issuer.

The continuing operations of BMG are dependent upon: obtaining necessary financing to meet BMG’s commitments as they come due and to finance future exploration and development of potential business acquisitions; economically recoverable reserves; securing and maintain title and beneficial interest in the properties; and future profitable production.

Description of Securities

BMG Shareholders are entitled to receive notice of any meeting of BMG Shareholders, and to attend and to cast one vote per BMG Share at all such meetings. BMG Shareholders are entitled to receive dividends, if any, as and when declared by the board of directors of BMG in its discretion. Upon the liquidation, dissolution or winding up of BMG, BMG Shareholders are entitled to receive on a pro rata basis the net assets of BMG, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to the BMG Shareholders with respect to dividends or liquidation. The BMG Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Prior Sales

In the 12-month period before the date of this Information Circular, BMG has sold BMG Shares as follows:

(a)

On February 28, 2014, BMG issued 500,000 BM G Shares to Donald James McDowell pursuant to the Agreement and Mutual Release dated February 7, 2013 among BMG, BMG US, Americas Gold Exploration Inc. (“AGE”) and Donald James McDowell (the “AGE Agreement and Mutual Release”) and the Subscription Agreement dated February 28, 2014 between BMG and Donald James McDowell.

(b)	On February 28, 2014, BMG completed a non-brokered private placement to certain investors of 300,000 BMG Shares at a price of $0.10 per BMG Share for gross cash proceeds of $30,000.

(c)

On February 18, 2014, BMG completed a non-brokered private placement to certain investors of 4,750,000 BMG Shares at a price of $0.10 per BMG Share for gross cash proceeds of $475,000. In connection with this private placement BMG also issued 270,000 BGM Shares as finder’s fees.

(d)	On November 12, 2013, BMG completed a non-brokered private placement to certain investors of 3,200,000 BMG Shares at a price of $0.10 per BMG Share for gross cash proceeds of $320,000.

(e)	On October 22, 2013, BMG completed a non-brokered private placement to certain investors of 2,400,000 BMG Shares at a price of $0.10 per BMG Share for gross cash proceeds of $240,000.

Executive Compensation

The following disclosure of executive compensation is made in accordance with the requirements of NI 51-102 and TSXV Form 3D1. For the purposes of TSXV Form 3D1, disclosure is required to be made for BMG’s CEO, CFO and three most highly compensated executive officers. As at February 28, 2014, the end of the most recently completed financial year of BMG, BMG had two directors and a corporate secretary.

BMG currently pays nil compensation of any form to its directors or corporate secretary and believes this is appropriate at BMG’s current stage of development and levels of activity. BMG has no standard arrangement pursuant to which directors are compensated by BMG for their services in their capacity as directors. BMG does not intend to compensate its directors or management team after completion of the proposed Acquisition.

During the most recently completed financial year, no direct remuneration was paid or payable by BMG or its subsidiaries whose financial statements are consolidated with those of BMG to the directors and officer of BMG.

Non-Arm’s Length Party Transactions

Within the last five years prior to the date of this Information Circular, BMG was party to the following non-arm’s length party transactions:

(a)	on February 18, 2014 and February 28, 2014, Chet Idziszek, an expected principal securityholder of the Resulting Issuer, subscribed to an aggregate of 500,000 BMG Shares at a price of $0.10 per share;

(b)

on September 12, 2013, David Elliott, a director of BMG, made a $50,000 loan to BMG such that BMG could make a payment to NRC pursuant to the Phoenix Option Agreement. BMG issued a promissory note for $50,000 with interest of 6% per annum payable on demand. BMG has since paid Mr. Elliott $50,000 and Mr. Elliott has waived his entitlement to the 6% interest;

(c)

on July 4, 2013, David Elliott made a US$21,673.60 loan to BMG. BMG issued a promissory note for US$21,673.60 with interest of 6% per annum payable on demand. BMG has since repaid Mr. Elliott US$21,673.60 and Mr. Elliott has waived his entitlement to the 6% interest; and

(d)

on March 13, 2013, David Elliott, a director of BMG, made a $50,000 loan to BMG such that BMG could make a payment to NRC pursuant to the Phoenix Option Agreement. BMG issued a promissory note for $50,000 with interest of 6% per annum pa yable on demand. BMG has since paid Mr. Elliott $50,000 and Mr. Elliott has waived his entitlement to the 6% interest.

Legal Proceedings

There are no legal proceedings material to BMG to which BMG is a party or of which any of its property is the subject matter.

Auditor

Davidson & Company LLP is the auditor of BMG. Davidson & Company LLP’s offices are located at 609 Granville Street, Vancouver, British Columbia, V7Y 1G6.

Material Contracts

BMG is party to the following material contracts, excluding contracts entered into in the ordinary course of business:

(a)

the Agreement among AGE, BMG and BMG US dated April 24, 2012 (the “AGE Agreement”) providing for the conveyance of claims in the “Plumas Mine” and “Filippini Lease” (as defined in the AGE Agreement) to BMG US;

(b)	the AGE Agreement and Mutual Release providing for the agreement to settle all disputes relating to the AGE Agree ent and a confidentiality agreement between AGE and Donald James McDowell;

(c)	the Phoenix Option Agreement, as more particularly described under the heading “Information Concerning BMG – Narrative Description of the Business” and elsewhere in this Information Circular;

(d)

the extension agreement dated October 23, 2013 to extend the due date for the payment of $1,600,000 in cash or shares from, and at the sole option of, BMG or BMG US to NRC pursuant to the Phoenix Option Agreement from 12 months from the date of the Phoenix Option Agreement to 18 months;

(e)	the Share Exchange Agreement, as more particularly describe d under the heading “Particulars of Matters to Be Acted Upon – Approval of the Acquisition” and elsewhere in this Information Circular; and

(f)

the extension agreement dated March 10, 2014 to extend the due date for the payment of $1,600,000 in cash or shares from, or at the sole option of, BMG or BMG US to NRC pursuant to the Phoenix Option Agreement from 12 months from the date of the Phoenix Option Agreement to 30 months, or for greater certainty, October 13, 2015 subject to an acceleration clause if an aggregate of $10,000,000 is raised by BMG or BMG US.

Copies of each of the above-referenced material contracts may be inspected, without charge, at the registered office of BMG (20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8) during normal business hours for a period ending 30 days after the date of the Meeting.

INFORMATION CONCERNING THE LEWIS PROPERTY

The following description of the Lewis Property is extracted from the Lewis Report. The author of the Lewis Report, B.R. Atkinson, B.Sc., P.Geol., M.Aus. IMM of Apex Geoscience Ltd., is a “qualified person” as defined in NI 43-101. The entire Lewis Report may be obtained at www.sedar.com and is hereby specifically incorporated by reference and forms an integral part of this Information Circular.

Property Description and Location

The Lewis Property comprises a contiguous claim/group totalling 360 unpatented, seven patented lode mining claims and a fee parcel (2,225 hectares/5,500 acres) located in the Battle Mountain Mining District, Lander County, Nevada, USA. It is located approximately 20 km (12 mi) southwest of the town of Battle Mountain and Interstate I-80 (Figure 1 and Figure 2). The property lies immediately north and northwest of Newmont Mining’s Phoenix Mine (Figure 3).

Figure 1. State of Nevada showing Lewis Property location.

Figure 2. The Lewis Property is located approximately 20 km southwest of Battle Mountain and can be accessed from Highway 305.

Chimney Dam Reservoir
Jack Creek
McCann Creek Mtn El 8602
Tuscarora (site)
Hot Springs Peak El 6452
Midas
Willow Creek Reservoir
Soldier Cap El 7033
Adam Peak El 8676
Beaver Peak El 8791
N
Winnemucca El 4320
Golconda
Sonoma Peak El 9396
Golconda Summit El 5159
Leeville (site)
TUSCARORA MOUNTAINS
Valmy
North Peak El 8550
Battle Mountain El 4510
Emigrant Pass El 6069
Lewis Property
Antler Peak
Copper Canyon
Beowawe
Mt Lewis El 9680
Mt Tobin El 9775
Crescent Valley
Tenabo (site)
Gold Acres (site)
SHOSHONE RANGE
CORTEZ MOUNTAINS
TOBIN RANGE
Granite Peak El 8339
McKinney Pass El 5573
Mt Moses El 8649
Elephant Head El 8405
Mt Tenabo El 9153
Cortez (site)
Cain Mtn El 8409
Bald Mtn El 8543
LANDER
Humboldt Salt Marsh
Ravenswood Peak El 8130
Mt Callaghan El 10187
Healy Peak El 8847
0
50
50 Miles
Madison Minerals Inc.
Battle Mountain Mining District
Lander County, Nevada, U.S.A.
Lewis Property
Property Location and Access
Figure 2

Figure 3. Lewis Property claim map. Newmont Phoenix Mine is immediately to the south of the claims.

1,600,000 survey ftE
1,610,000 survey ftE
R 43 E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
T 32 N
T 31 N
Antler Ex Claims
Newmont
Antler Claims
Perapiration, April & Willow Claims
Perapiration Claims
Honey Bear Claims
Newmont
LC Claims
Honey Bear Claims
Bearpaw Claims
Driscol Claims
SC Claims
Battle Claims
Silver Dream & New Silver Dream Claims
Buena Vista & Surprise Claims
NKP/NKL Claims
NEWMONT
Phoenix Mine Property
Symbols
U.S. public lands survey grid (Township and Range)
Internal claim boundary
Mine, open pit
Proposed open pit
One body
Claim boundary
Madison Minerals Inc.
Battle Mountain district
Lander County, Nevada, USA
Lewis Property
Claim Map
Figure 3

The Phoenix Joint Venture currently owns a 100% interest in the Lewis Property, subject to a minimum advanced royalty in the amount of US$60,000 in cash, subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty in the same year. Production royalties include a 5% royalty on the value of gold and silver and a 4% royalty on the net smelter returns for other minerals such as lead, zinc, copper, etc. Madison through its wholly owned U.S. subsidiary, Madison US, holds a 60% participating interest in the Phoenix Joint Venture and NRC, formerly GAM, holds a 40% participating interest in the Phoenix Joint Venture. On March 13, 2013, BMG through its wholly owned U.S. subsidiary BMG USA was granted the option to purchase NRC’s interest in the Phoenix Joint Venture.

A title opinion for the Lewis Property dated February 28, 2014 has been prepared by Harris & Thompson in Reno, Nevada and is attached to the Lewis Report.

The Phoenix Joint Venture operates under the terms of the exploration development and mine operating agreement between NRC (formerly GAM) and Madison dated March 29, 2006.

Obligations that must be met to retain the property are annual payment filing fees to the US Bureau of Land Management for the unpatented claims (US$140 per claim, totalling US$50,400) and payment of taxes to Lander County for the patented claims (US$227.26). The claims are valid as long as the annual filings and assessment payments are made. Filing fees and taxes have been paid for 2013.

The location of all known mineralized zones, waste deposits, and important natural features and improvements relative to the outside property boundaries are shown on Figure 3.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lewis Property is situated in the high desert portion of the Great Basin region in north central Nevada. Elevations in the Battle Range average 1,000 to 1,500 m (3,000 to 5,000 ft.) to a maximum of 2,450 m (8,000 ft.) at Antler Peak. The climate is hot and semiarid in the summer with snow in winter; the operating season would be year round. Vegetation consists of sparse sagebrush and bunchgrass with sporadic juniper and cottonwood trees.

The nearest population centre is Battle Mountain, Nevada, located on Interstate 80 approximately 20 km (12 mi) to the northeast of the property (Figure 2). The property is accessed by travelling south from Battle Mountain 15 km (9.5 mi) on State Highway 305, then 8 km (5 mi) west on the Galena Canyon unimproved dirt road. The nature of transport to the property is by four-wheel drive motor vehicle. Numerous drill roads provide local access to most parts of the property. Resources ultimately required for mining on the property are considered to be acceptable and sufficient with local power and sources of water. Trained mining personnel would be available locally from the towns of Battle Mountain, Winnemucca or Elko.

Resources ultimately required for mining on the property are tabulated below and are considered to be acceptable and sufficient:

  A three-phase power line parallels State Highway 305 to the east of the property. A second substantial power line services Newmont’s Phoenix mining and processing operations located approximately 2 km (1.25 mi) south of the project area.

  Water can be obtained on site from shallow wells.

  Personnel would be available, drawn from the nearby towns of Battle Mountain, Elko and Winnemucca.

  The physiography of the property allows sufficient areas for tailings disposal, waste disposal, leach pad sites, and processing facilities.

  Surfaces currently owned are not sufficient for mining. Additional surface rights would need to be negotiated with the Bureau of Land Management.

History

American Barrick Resource Corp. 1986-1989

American Barrick Resource Corp. optioned the Lewis Property from F.W. Lewis Inc. in 1986 to 1989. The field program covered the previously explored Virgin, Buena Vista, South, Hider and Trinity targets as well as the newly defined Antler Peak and Southwest targets (Mako et al, 1987-88). Barrick completed 18,225 m (59,793 ft.) of drilling in 78 holes, conducted mapping, soil and rock geochemistry, geophysics (magnetics and IP) and photogrammetry on portions of the property.

Geochemistry outlined various north-trending mineralized structures and resulted in the discovery of the Antler Peak area. Barrick, along with joint venture partner Homestake Mines, used magnetic surveys to define a magnetic pyrrhotite-mineralized skarn zone around the Copper Canyon intrusion and aid in targeting deep drilling to test the buried skarn model. Induced polarization surveys were used to target mineralized portions of various fault structures.

Virgin

In 1986, Barrick completed 8,546 m (28,038 ft.) of drilling in 49 drillholes, 32 of which were drilled on the Virgin Fault. The Virgin Fault was primarily drill tested within the small 244 m x 76 m (800 ft. x 250 ft.) rectangular Silver Dream claim area at the south property boundary. Mako et al. (1987) describe the geology, mineralization, and alteration encountered in drilling as follows:

“The Virgin Fault in the drill area is comprised of three splays. The main splay of the fault juxtaposes footwall Harmony Formation unconformably overlain by Battle Mountain Formation, against hanging wall rocks of the Harmony, Battle Mountain, Antler Peak, Edna Mountain, and Pumpernickel Formations. The main strand of the Virgin Fault strikes N17W and dips 65°-71° west and appears to shallow with depth. The thickest and highest grade drill intercepts occur along dilational portions of the faults or at northwesterly fault offsets.

“The sulphide mineralization is mainly confined to shear zones 1-3 m (3-10 ft.) thick along the main strand of the Virgin Fault and locally in hanging wall or footwall splays. Sulphide mineralization consists of pyrite, sphalerite, galena, arsenopyrite, pyrrhotite, chalcopyrite and bornite as disseminations, veinlets and semi-massive replacements.

“Better gold mineralization occurs where the fault intersects the Battle or Harmony Formations. The sheared host commonly displayed evidence of hydrothermal alteration. Alteration intensity generally increases with depth and southward toward the Fortitude pit.”

Selected drill intercepts include:

3.5 g/t. (0.103 opt.) gold, across 10.5 m (35 ft.) FWL-31
1.6 g/t. (0.047 opt.) gold, across 65 m (215 ft.) FWL-34
6.6 g/t. (0.194 opt.) gold, across 12 m (40 ft.) FWL-39
3.7 g/t. (0.108 opt.) gold, across 33.5 m (110 ft.) FWL-43
6.5 g/t. (0.189 opt.) gold, across 9 m (30 ft.) FWL-44
6.3 g/t. (0.185 opt.) gold, across 15 m (50 ft.) FWL-47
2.4 g/t. (0.07 opt.) gold, across 12 m (40 ft.) FWL-48

Buena Vista South

Other targets explored include the Buena Vista South area located west across the valley from the Virgin Fault where hole FWL-12 intersected 48 g/t. (1.4 opt.) gold, across 1.5 m (5 ft.) and 1.4 g/t. (0.04 opt.) gold, across 26 m (85 ft.) and hole FWL-14 intersected 0.9 g/t. (0.026 opt.) gold, across 4.5 m (15 ft.) and 0.75 g/t. (0.022 opt.) gold, across 6 m (20 ft.).

Trinity

Five holes were drilled at the Trinity target. Hole FWL-3 intersected 3 m (10 ft.) of 1.2 g/t. (0.036 opt.) gold, hole FWL-4 intersected 6 m (20 ft.) of 1.1 g/t. (0.032 opt.) gold, and FWL-17 intersected 4.5 m (15 ft.) of 1.6 g/t. (0.048 opt.) gold.

Southwest and Antler Peak

In 1987, Barrick’s exploration focus changed to the newly discovered Antler Peak geophysical and geochemical target and the deep skarn potential of the Southwest area.

The Southwest target deep skarn drilling was successful in intersecting mineralization at greater than 800 m (2,500 ft.), including 5.9 g/t. (0.173 opt.) gold across 16.5 m (55 ft.) in FWL-30, 4.4 g/t. (0.129 opt.) gold across 6 m (20 ft.) in FWL-30B and 3.8 g/t. (0.110 opt.) gold across 7.6 m (25 ft.) in FWL-30C. FWL-16 intersected 3 m (10 ft.) of 1.8 g/t (0.052 opt) gold while testing an IP anomaly. Additional exploration was recommended in several areas.

The Antler Peak drilling was disappointing and did not completely explain the extensive geophysical-geochemical anomaly and associated jasperoids although anomalous precious metal values were intersected in the Pumpernickel Formation. Pyritic shales intersected in several of the drillholes are interpreted to be responsible for the geophysical IP anomalies. The area remains open for additional exploration.

Following the exploration program, Barrick concluded that a joint venture partner was needed to continue work on the property.

Homestake Mining 1988-1989

Homestake Mining joint ventured with Barrick on the project in 1988-1989 and memos indicate that they completed geological mapping and reviewed the Barrick data. Homestake concluded that the Virgin area mineralization was a fault-related skarn replacement type rather than a vein and that the mineralization increased in intensity to the south and with depth. They also concluded that drilling had not tested all three splays of the Virgin fault zone and that the northern extension of the fault zone remained to be tested in many areas.

Homestake and Barrick were unsuccessful in negotiating a joint venture with Battle Mountain Gold to expand the area and subsequently returned the Lewis Property to F.W. Lewis Inc. who then worked the property, rehabilitating the underground workings at the Buena Vista and Blossom mines during 1990-1993.

Santa Fe Pacific Gold Corp 1994-1995

Santa Fe Pacific Gold Corp. optioned the Lewis Property from F.W. Lewis Inc. in 1994-95. They completed local mapping and soil geochemistry and drilled 37 holes totaling 5,630 m (18,470 ft.). The geochemical survey outlined several structural trends including the Virgin and Trinity fault systems.

In 1994, 17 (DAN-21 to DAN-37) reverse circulation drillholes totaling 2,308 m (7,570 ft.) were completed on the Virgin Fault near the old White and Shiloh, and Hider adits. Five areas were tested and drill intercepts include 1.5 m (5 ft.) of 4.0 g/t. (0.118 opt.) gold in DAN-24 and a 1.5 m (5 ft.) intercept of 1.9 g/t. (0.057 opt.) gold in DAN-28.

In 1995, twenty (DAN-38 to DAN-57) reverse circulation holes totaling 3,322 m (10,900 ft.) tested the Trinity Fault area (Green, 1994-95). Several of the drillholes intersected anomalous gold-silver values, DAN-46 had 3.5 g/t. (0.101 opt.) gold across 6 m (20 ft.) and DAN-57 had 2.4 g/t. (0.07 opt) gold across 13.7 m (45 ft.). Santa Fe dropped the option because they thought the targets were limited in size.

During 1996, F.W. Lewis Inc. successfully negotiated a new boundary agreement with Battle Mountain Gold extending the property boundary 213 m (700 ft.) to the south toward the Fortitude Pit.

Nighthawk North Exploration and United Tex-Sol Mines 1996-1997

Nighthawk North Exploration Inc. and United Tex-Sol Mines Ltd. optioned the Lewis Property from F.W. Lewis Inc. in 1996-97. They completed mapping and surface sampling as well as 3,753 m (12,315 ft.) of reverse circulation drilling in 16 holes, testing approximately 100 m (330 ft.) of new strike length within the extension of the Virgin exploration target to a depth of 244 m (800 ft.). Mineralization was intersected in twelve of the sixteen drillholes. They did not renew their option due to economic constraints.

Selected drill results include:

UTX 1: 2.8 g/t. (0.082 opt.) gold, 1.4 g/t. (0.04 opt) silver across 119 m (390 ft.)
UTX 2: 1.6 g/t. (0.046 opt.) gold, 1.4 g/t. (0.04 opt.) silver across 67 m (220 ft.)
UTX 6: 3.2 g/t. (0.093 opt.) gold, 5.8 g/t. (0.17 opt.) silver across 16.5 m (55 ft.)
UTX 16: 4.5 g/t. (0.133 opt.) gold, 17 g/t. (0.52 opt.) silver across 15 m (50 ft.)

Golden Phoenix Mines 1998-1999

Golden Phoenix Mines optioned the Lewis Property in 1998-99 and drilled 556 m (1,825 ft.) in three holes that twinned previous Barrick holes (FWL-39, 43, 47) within the Virgin exploration target. One hole intersected the same grade and thickness, one intersected low-grade mineralization, and one intersected higher-grade mineralization. Additionally, Golden Phoenix helped patent the Silver Dream #6 claim.

Newmont Mining Corp 2000-2001

Newmont Mining Corp., the largest landholder and gold producer in the district, optioned the northern Antler Peak portion of the property in 2000-2001 and completed deep reverse circulation drilling totaling 1,863 m (6,113 ft.) in the four holes reported. Two targets were drilled: (1) Antler stratigraphy and bounding fault, and (2) Howard’s Pass fault zone. Results of the drilling were not encouraging and the option was dropped.

Geology

Regional Geology

Permian to Cambrian sediments are exposed in several imbricate thrust sheets throughout the region. Devonian to Cambrian rocks lie within the Roberts Mountain thrust sequence. These Lower Palaeozoic rocks are unconformably overlain by the Antler sequence comprised of Pennsylvanian to Permian near shore carbonates and clastics. During the Triassic, the Golconda Thrust moved Pennsylvanian to Permian siliceous basinal sediments of the Havallah Sequence from the west; these now lie unconformably over the Roberts Mountain sequence.

Local Geology

On the Lewis Property, the Devonian Scott Canyon Formation and the Early to Middle Ordovician Valmy Formation are exposed in the east below the Dewit Thrust, a major splay or imbricate thrust of the Roberts Mountain sole thrust. The Scott Canyon and Valmy Formations represent a western siliceous sediment and volcanic facies assemblage deposited in deep water adjacent to the Cordilleran platform.

Structurally overlying is the Late Cambrian Harmony Formation, which crops out in the central portion of the property. It represents a transitional assemblage of quartzo-feldspathic sandstone with lesser shale, limestone and volcanic, approximately 900 m (3,000 ft.) thick.

These formations were transported eastward during the Antler Orogeny along the Roberts Mountain thrust fault that is not exposed and is postulated to occur at depth. The Dewit Thrust separates the Harmony Formation in its hanging wall from ft. wall Scott Canyon Formation.

Unconformably overlying the allochthonous Lower Palaeozoic siliceous sediment, volcanic and transitional assemblages are autochthonous Upper Palaeozoic clastics and carbonates of the Antler Sequence encompassing three formations. The basal Battle Formation comprises 222 m (730 ft.) of conglomerate and sandstone with lesser interbedded shale and limestone of Pennsylvanian age. The middle Antler Peak Formation of Late Pennsylvanian to Early Permian age comprises 60-518 m (200-1,700 ft.) of fossiliferous limestone with subordinate sandy and shaley layers. The upper Edna Mountain Formation of Permian age comprises 30-60 m (100-200 ft.) of calcareous and carbonaceous shale, limestone, sandstone, and conglomerate. These rocks crop out in the central part of the property along the Virgin Fault and Golconda Thrust

The allochthonous Havallah assemblage of Pennsylvanian to Permian age, the basinal equivalent of the Antler sequence, has been transported from the west along the Golconda sole thrust during the Sonoma Orogeny. The Havallah assemblage, which crops out in the western part of the property, has been divided into the Pumpernickel and Havallah Formations. The Pumpernickel Formation slope facies comprises over 1,500 m (5,000 ft.) of chert, argillite and minor volcanic separated from the Havallah Formation basinal turbidites by the Willow Creek imbricate thrust, a major splay of the Golconda Thrust.

Late Cretaceous to Pliocene magmatism affected large parts of the Battle Mountain mining district. The Late Cretaceous plutonic bodies at Trenton Canyon and in the Buckingham area produced porphyry molybdenum type mineralization (Theodore et. al, 1992). Most of the plutonic rocks in the area are Late Eocene to Early Oligocene in age (Theodore et al, 1973). These include the granodiorites of Copper Canyon and intrusives at Copper Basin and Buffalo Valley, all of which were responsible for the formation of significant copper-gold-silver mineralization that has been mined since the 1870’s (Theodore et al, 1975, 1990, Doebrich and Theodore, 1996).

Early Oligocene welded ash-flow tuffs of the Caetano Tuff cap some of the higher ridges. The Caetano Tuff is coeval and comagmatic with the granodiorite intrusions. Pliocene basalts locally cover some areas of lower elevation. Recent alluvium locally fills the valley bottoms.

The complex Palaeozoic structural history, which has included several episodes of folding and thrusting, is further complicated by Mesozoic and Tertiary deformation, indicated by northwest, north, and northeast-trending structures. Northwest-trending structures are commonly granodiorite dikes and broad folds. North-trending normal faults are common throughout the district. Some are pre-Eocene in age, probably reflecting the onset of Basin and

Range extensional tectonics. Locally they controlled the emplacement of intrusives and hydrothermal fluids, for example the Virgin Fault at Copper Canyon (Theodore and Blake, 1975). Other north-trending faults, such as the range fronts, show Quaternary movement. Northeast-trending normal faults may represent the Midas trend in this part of north-central Nevada.

Property Geology

The Virgin drill area is located in the southeastern portion of the Lewis Property adjacent to the northern Phoenix mine boundary within the eight patented claims. It is situated at the divide between Galena Canyon to the north and Copper Canyon to the south. The boundary is covered by variable thickness of dump material from the Phoenix Mine.

Drilling has only been conducted on a small portion of the Virgin Structural Zone (VSZ) extending from near the southern boundary at 28,450N to 30,900N, approximately 750 m (2,460 ft.), and from the eastern Newmont boundary at 5,300E to 4,000E approximately 400 m (1,300 ft.). Drilling has predominantly been oriented to the east, perpendicular to the north-striking, west-dipping western splay of the VSZ. Later drilling in 2006 and 2007 saw eighteen holes oriented northeast to intersect northwest trending cross structures.

Geological mapping and both RC and core drilling indicate that the Virgin area is divided into various structural blocks by at least three northerly trending splays/strands of the VSZ and at least two northwest trending cross structures which appear to step the westerly splay of the VSZ to the northwest along its northerly strike.

The easterly, possibly east-dipping, splay of the VSZ juxtaposes gently west-dipping (20°-30°) Cambrian Harmony Formation sandstone and shale unconformably overlain by lower Battle conglomerate and sandstone containing cobbles of the underlying Harmony sandstone to the east against upper Battle oxidized orange-yellow chert pebble conglomerate to the west. Along trend to the north, the eastern VSZ splay appears to swing to the northeast or it intersects a northeast trending cross structure and may connect with the nearby Plumas-Trinity Structural Zone (PTSZ). Several northeast trending mineralized structures cut across the eastern block as evidenced by numerous old pits and trenches. The eastern block has been intruded by a weakly altered equigranular diorite-granodiorite which crops out at the south end of the ridge east of the drill area. The eastern block is untested by drilling.

The central VSZ fault splays step down the oxidized upper Battle conglomerate to the west in several north trending fault slices. North of 28,500N where a northwest trending cross structure intersects the central block the oxidized upper Battle conglomerate is underlain at depth by hematitic middle Battle sandstone and shale. South of the cross structure hematitic middle Battle sandstone and shale are exposed at surface. Several intrusive dikes have been intersected in drilling adjacent to the cross structure. The central splays of the VSZ appear to die out to the north after crossing into the Harmony Formation sandstone or may bifurcate and join the eastern and western VSZ splays. To the south the VSZ is covered by the boundary dump. The northern area, underlain by upper Battle conglomerate, contains many old pits and trenches which expose oxidized sulphide mineralization predominantly north-trending but at the northern limit both northeast and northwest trends become common. The central block has been tested by wide-spaced drilling at various orientations and multiple narrow intervals of precious metal mineralization were intersected but many prospective areas remain untested by drilling.

The north-trending, west-dipping western splay of the VSZ generally juxtaposes upper Battle conglomerate or Harmony Formation sandstone to the west against Havallah Formation siltstones, part of the Golconda Thrust sequence, to the west. The western VSZ fault splay is cross cut by at least two northwest trending structures which step the northerly trending VSZ to the northwest along its northerly strike.

The southern area has Havallah Formation siltstones, part of the Golconda Thrust sequence, to the east adjacent to middle Battle hematitic sandstone and shale to the west across the VSZ. Havallah siltstones are underlain by the shallow southwest dipping Antler sequence comprising Edna Mountain, Antler Peak and Battle Formations. Numerous aphanitic volcanic and fine-grained equigranular granodiorite dikes intrude the block especially near the northwest cross structure.

North of the northwest-trending cross structure at 29,100N this fault block has Edna Mountain conglomerate to the west of the VSZ west splay adjacent to upper Battle conglomerate to the east. The Golconda Thrust sequence of Havallah siltstones are found 100 m (300 ft.) to the west and may indicate a similar offset along the northwest cross structure. Drilling along the VSZ structure in 2006 intersected intervals of elevated silver values hosted in the Edna Mountain near the Antler contact and deeper gold mineralization in the upper Battle conglomerate near the Antler contact. Deeper drilling downdip to the west in 2007 and 2008 intersected multiple narrow intervals of mineralization to at least 4,200E approximately 240 m (800 ft.). Drilling also indicates that the structural intersection between the VSZ and the northwest cross structure is well mineralized and a high grade shoot appears to plunge to the northwest as indicated in holes MAD-05, 43, 81 and 83.

North of the second northwest cross structure at 29,700N is the northern most area drilled. It has the Golconda Thrust sequence Havallah Formation siltstones to the west of the VSZ and Harmony Formation sandstone to the east. Limited drilling indicates the Antler sequence underlies the Havallah siltstone and is the host for variable thickness of mineralization within the VSZ west splay. Drill testing of the second northwest-trending cross structure and the VSZ indicates that the structural intersection is mineralized and may host another higher grade shoot.

Only a few historic Barrick holes have tested the western VSZ splay further north towards the old town site of Galena and beyond, where the western VSZ appears to bifurcate forming the Hider and the White and Shiloh splays.

The northern portion on the drill area is mainly underlain by shallow west-dipping, weakly-altered Harmony Formation sandstone. It is possible that this block of Harmony may be horsted up along younger east west faults. These faults may also control the emplacement of a subvolcanic intrusive into the Havallah sequence west of the VSZ at Galena.

Drilling within the Virgin Zone of the Lewis Property has intersected variable thicknesses of stratigraphy. Initially, the Havallah Assemblage unit (Ppp) (0-33 m; 0-110 ft.) comprises grey-green and dark-grey to black siltstone, shale, calcareous shale and mudstone.

Passing through the shallow west-dipping Golconda thrust, is the underlying autochthonous Antler Sequence comprised of the Edna Mountain, Antler Peak, and Battle Formations. Antler sediments intersected in drilling on the Virgin area are much thinner than the section exposed on Antler Peak to the north with both the Antler Peak limestones and the underlying Battle conglomerate-sandstone are much thicker sequences.

The Edna Mountain Formation (10-25 m; 30-80 ft.) contains an upper distinctive black carbonaceous and calcareous shale unit (Pes) and a lower black chert pebble/granule conglomerate/grit unit (Pem) with an orange, light-grey, calcareous sandy matrix interbedded with lesser limestone, sandstone, siltstone, and shale. These units are locally oxidized and contain limonite and goethite. High-angle structures and orange iron-carbonate veins cut the stratigraphy and are crosscut by late-stage calcite veins.

The underlying Antler Peak Formation unit (Pap) (18-80 m; 50-250 ft.) is comprised of light-grey to brown-grey limestone and buff dolomite with lesser sandstone. The stratigraphy is locally crosscut by oxidized goethitic and limonitic structures with local replacement, mantos and skarn development accompanied by traces of base metals. These are locally crosscut by iron-carbonate veins and late-stage calcite veins. Battle Formation intersected in drilling is comprised of an upper unit Pbu (15-80 m; 50-250 ft.) that is a yellow to orange-brown, oxidized, limonitic and goethitic, grey chert pebble conglomerate with lesser interbeds of sandstone. Local variations include a possible uppermost quartzite pebble conglomerate and a lower unit (Pbm) of reddish, oxidized, hematitic shale, sandstone, and chert pebble conglomerate. The units, especially the sandstones when altered and strongly oxidized, may be misidentified as altered, fine-grain diorite to granodiorite dikes or sandstones of the upper Harmony Formation.

Unconformably below the Antler Sequence is the Harmony Formation (Ch). It is comprised of fining-upward sequences of micaceous sandstone, siltstone, and shale. The upper portion contains variably-coloured, reduced, pyritic, green and grey clastics interbedded with oxidized, hematitic, red, maroon, or purple clastic varieties. These overly a lower, dark-grey to grey-green section containing coarse, quartz sandstone locally intruded by mafic volcanics.

The Harmony Formation is commonly strongly oxidized at and near the upper unconformable contact, frequently making the contact itself obscure. Below the zone of oxidation, the sandstone-shale sequences are only locally oxidized along structures. The rocks commonly contain detrital mica and are moderately altered (chlorite-quartz-carbonate±epidote). They are locally crosscut by structures and quartz-carbonate±sericite-base metal veins. These veins are in turn crosscut by late-stage calcite veins.

Dikes, intruded along structural weaknesses, crosscut all rock types intersected in drilling. The dikes vary from aphanitic volcanic types to more coarse-grained intrusive types. The intrusives are diorite to granodiorite in composition and may be equigranular or have porphyritic feldspars. When oxidized, the intrusives may be misidentified as feldspathic sandstones. Local alteration generally comprises chlorite-epidote-silica-carbonate-pyrite within the clastic rocks. Calcareous host rocks adjacent to some of the larger dikes may contain skarn or hornfels. Late-stage calcite veins may be present.

A quartz-sericite-carbonate-pyrite-arsenopyrite alteration zone crosscuts the margin of the intrusive intersected in drillhole MAD-05. Similarly mineralized veins crosscut the intrusive found in deep hole MAD-13.

Precious metal (gold-silver) mineralization following structures crosscuts all the stratigraphic units. Mineralization is dominated by pyrite, with traces of pyrrhotite and marcasite, accompanied by base metals (galena±sphalerite±chalcopyrite±arsenopyrite±tetrahedrite). Gangue minerals are quartz±sericite±carbonates (calcite, dolomite, rhodochrosite, iron-carbonate). Mineralization occurs as fracture-fillings, veins, fault breccias, replacements, mantos, skarns, and is associated with areas of decalcification, especially within the calcareous Antler Sequence.

Mineralization is controlled by steep west and east-dipping, north-trending faults and fracture zones. Where these northerly trending structures intersect crosscutting structures, steeply plunging, high-grade shoots may develop. Gold and silver mineralization is accompanied by a distinctive suite of base metals (Pb-Zn-Cu-Mo) and trace elements (As-Sb, ±Mn, ±Hg, ±Bi).

Infill drilling carried out in the Virgin Zone during 2007 and 2008 by Madison intersected both high grade and lower grade mineralization similar to that intersected in previous drilling, confirming and expanding the mineralized zone.

Exploration

Madison Minerals Inc. 2002-2003

Madison and joint venture partner GAM (now NRC) optioned the Lewis property in 2002.

In late March and early April 2003, Bigby and Associates of Reno, Nevada located a geophysical grid covering the southern and central portions of the Virgin exploration area. The survey comprised seven east-west lines 6,900 ft. (2,100 m) long and with a line spacing of 500-ft. (150 m). In addition, eight picketed lines 3,300 ft. (1,000 m) long, with 50 ft. (15 m) line separations, were located between L 729,100N and L 729,600N for a magnetics survey.

A TITAN-24 magnetotellurics and induced polarization (MT-IP) and magnetometer surveys were conducted by Quantec Geoscience of Reno, Nevada during April.

Results of the TITAN-25 survey were presented as pseudo-sections for both magnetotellurics and induced polarization data. The geophysical data outlined a strong, broad chargeability anomaly along a 3,500 ft. (1060 m) strike length extending from L727, 600N to L731, 100N. The high chargeability anomaly is situated adjacent to, and is locally overlapped by, a broad resistivity low feature. The geophysical anomalies occurred below the depth of previous drilling.

At total of 8.75 line-miles of magnetics were surveyed along fourteen lines from L728, 900N to L729, 550N. East-west lines were 3,300 feet long (2100E to 5400E) with 50 ft. line separations. Readings were taken every 20 ft. (6 m) along the lines.

The magnetic response was relatively flat with local spot highs explained by the presence of drill steel and boulders of magnetic skarn material in, and adjacent to, the low-grade stockpile dump. Linear magnetic features outlined on the survey maps correspond to northeast- and northwest-trending structural features observed on surface.

Orientation geochemical soil sampling was conducted in April on L729, 600N to evaluate and compare standard ICP analysis and the mobile metal ion (MMI) analytical techniques. A total of 112 samples were collected at 25-foot intervals along the line at depth of six to eight inches (20 centimetres). Samples were taken using a stainless steel trowel and placed in individually labelled sample bags. They were shipped via Fedex to SGS Laboratory in Toronto, Ontario for analysis.

Results of the orientation survey indicate that two rock type populations were sampled. To the east, from 5500E to approximately 4300E, is the Antler Sequence with mineralization locally at surface. To the west, from 4300E to 2400E, is the Havallah Sequence and geochemical results indicate subcropping mineralized structures. Both MMI and standard geochemical techniques were able to identify surface and subsurface mineralization. The MMI technique, however, was better able to define buried mineralization.

The 2003 soil geochemical samples were analysed using two separate methods. In method one, samples were dried, sieved, then pulverized. After an aqua-regia acid attack, solutions were analyzed for gold by Fire assay/AA and a 32-element ICP package. The second method was a mobile metal ion (MMI) analytical process that uses two leachant solutions specifically developed to selectively release weakly absorbed ions from the soil material. The aim of the selective leaching is to remove metals that are loosely bound on the surface of particles within the soil profile without attacking or influencing the natural mineralization of the soil. Using sensitive ICPMS instrumentation, the MMI process is able to detect mobile metal ions in digest solutions at the parts per billion level. Each sample was processed using MMI digestion A analysis for Cu, Pb, Zn and Cd and digestion B for Au, Ag, Ni, Pd and Co.

Preliminary geological and structural mapping of the Virgin structural zone were conducted along with limited rock sampling. The Author was not provided with the data relating to the 2003 mapping and rock sampling program and therefore cannot comment on the results or methodology.

Madison Minerals Inc. 2004

In 2004, Madison undertook a preliminary wide spaced soil geochemical survey to evaluate the extension of the Plumas-Trinity structure. Four wide spaced lines were sampled along the Trinity and Cow Canyon areas of the structure. Positive results were purportedly received from the MMI sampling on all four lines. Twenty-five rock samples were collected from the Hinder and White and Shiloh areas.

Phoenix Joint Venture Exploration Program 2007

From late July to early August 2007, a geophysical grid covering the southern and central portions of the Virgin and Buena Vista exploration area was located by Bigby and Associates of Reno, Nevada. It comprised twenty north-south and east-west 3200 ft. (1,000 m) lines with a line spacing of 200 ft. (66 m).

Zonge Geosciences, Inc. of Reno, Nevada was contracted to complete an Induced Polarization (IP) and Resistivity survey on both the Virgin and Buena Vista zones to further evaluate these areas prior to additional drilling and to extend the limits of mineralization. Twenty lines totalling 17.5 line-km (57,700 line-ft.) of detailed IP/Resistivity covering portions of the Buena Vista and Virgin structural zones were surveyed. A dipole length of 200 ft. was utilized.

The data was inverted for a smooth two-dimensional resistivity and invad polarization structure. The survey identified numerous areas of coincident resistivity and chargability, which may be related to mineralization.

Exploration methods undertaken by Madison and the Phoenix Joint Venture have met industry standards and have been appropriately applied to evaluate the geological setting and the types of mineralization found on the Lewis Property.

Mineralization

Sulphide minerals on the Lewis Property include pyrite, galena, sphalerite, chalcopyrite, bornite, stibnite, arsenopyrite, pyrrhotite, and tetrahedrite, which occur within a calcite-quartz gangue. Known mineralization is confined to the sedimentary wallrocks and structural conduits and is controlled by the reactive (calcareous) lithologies, unconformities, structures, and proximity to intrusions.

Precious metal mineralization encountered in drilling at the southern Virgin area is classified as either bedding replacement or structurally controlled. Stratigraphically controlled refers to flat lying or gently dipping tabular shaped mineral zones that are dominantly controlled by carbonate-rich stratigraphy and formational contacts. Stratigraphically controlled mineralization is most commonly found adjacent to mineralized faults. In detail, the location of most precious metal mineralization indicates a strong structural control by the major and/or related secondary structures.

Fault-vein mineralization has been found associated with major north-northwest trending west dipping structural zones cross both the Phoenix Mine and the Lewis Property: far western Independence, west Copper Canyon, the central Virgin, and the eastern Plumas-Trinity structural zones. These structures each expose a different structural and/or stratigraphic level, with the youngest stratigraphy found to the west.

Many of the mineralized areas on the Lewis Property are associated with these four structural zones. The Virgin-Hider-White and Shiloh, Buena Vista-Meagher, Southern-Filippini, Plumas-Trinity and Antler Peak areas have been the focus for most of the historic exploration and are still considered to have the greatest exploration potential.

Drilling

A number of exploration drill programs, comprising both core and reverse circulation drillholes, have been undertaken on the Lewis Property by various corporations since 1980.

Throughout this section of the report, selected drill intercepts are reported. Drillholes for which no intercepts are provided are holes in which there are no significant intercepts of mineralization.

Lewis Property Drill Summary 2002-2008

Madison and the ensuing Phoenix Joint Venture drilled 176 holes (MAD 1-92, 100-174 & MVD 1-9) on the Lewis Property during the period 2002 to 2008 including both reverse circulation (RC) and core drilling. The bulk of the drilling has targeted the Virgin Structural Zone (VSZ) located on the eight patented claims situated along the southeastern property boundary. Dump material from the adjacent Phoenix Mine covers a portion of these claims from the boundary at L28, 450N to L29, 000N.

Table 1. Lewis Property Drill Summary 2002-2008. Total 6,812 m diamond drill core and 29,225 m of RC drilling over the 6 years.

Year	RC (m)	RC (ft.)	Core (m)	Core (ft.)
2002	1778.5	5835
2003	1481.3 3367.9	4860 11050	653.2	2143
2006	9689.4	31790
2007	7340.9	24085	2303.6	7558
2008	5403.9 164.5	17725 540	3855	12650
Subtotals:
Virgin	27579	90485	6812	22351
Buena Vista	1646	5400
Total	29225	95885	6812	22351

Of the 176 holes drilled, 160 holes (27 core and 133 RC) tested the VSZ, seven were drilled on the Buena Vista zone located 500 m (1,640 ft.) to the west of the VSZ across the valley, and nine short RC holes tested the boundary sulphide dump.

Drilling has been oriented predominantly at 90° to the east, perpendicular to the northerly strike and 60°-80° west dip of western splay of the Virgin structural zone. Several holes have been oriented at 45° to the NE to intersect a series of NW trending cross faults that step the VSZ structural zone to the NW along strike to the north.

True thickness of mineralization is not known and will be resolved with additional drilling evaluation and ongoing interpretive compilation work. It is believed, however, that true thickness is less than the reported drilled intervals.

2002 Drilling

Madison’s initial 2002 reverse circulation drilling was undertaken by Eklund Drilling of Elko Nevada. Nine holes (MAD 1 to -9) totalling 1,778.5 m (5,835 ft.) tested previous Barrick (FWL) and United Texal (UTX) drilling along a small portion (105 m/350 ft.) along north-south line 4,600E and 4,700E of the Virgin Structural Zone. All the holes drilled in 2002 were to the east, perpendicular to the northward strike of the Virgin structure. Drilling validated the previous historic results and included high grade results in MAD-05.

Selected drill intercepts include:

MAD-03: 38.1 m (125 ft.) @ 0.8 g/t Au and 16 g/t Ag,
MAD-05: 32 m (105 ft.) @ 17.5 g/t Au and 217 g/t Ag, including 4.5 m (15 ft.) @ 111.1 g/t Au
MAD-06: 24 m (80 ft.) @ 1.3 g/t Au and 13 g/t Ag
MAD-08: 9 m (30 ft.) @ 7 g/t Au and 17 g/t Ag.

2003 Drilling

Madison’s 2003 drilling comprised two phases. The first phase totalled 2,144.5 m (7,003 ft.) comprising 1,481.3 m (4,860 ft.) of RC drilling by Eklund and 653.2 m (2,142 ft.) of HQ core drilling by Dynatec of Salt Lake City, Utah in four deep holes (MAD-10 to -13) to test a deep Quantec MT-IP geophysical anomaly.

Selected drill intercepts in phase one drilling are listed in Appendix C and include:

MAD-10: 7.6 m (25 ft.) @ 0.7 g/t Au and 19 g/t Ag
                  7.6 m (25 ft.) @ 1.6 g/t Au and 4 g/t Ag
MAD-11: 4.6 m (15 ft.) @ 0.7 g/t Au and 44 g/t Ag
                  9.1 m (30 ft.) @ 1.3 g/t Au and 62 g/t Ag
MAD-13: 36.6 m (120 ft.)@ 0.6 g/t Au and 31 g/t Ag
                  4.6 m (15 ft.) @ 4.7 g/t Au and 24 g/t Ag

Phase two comprised 3,368 m (11,050 ft.) of RC drilling by Eklund in twenty holes (MAD-14 to -33) testing along a 550 m (1,800 ft.) portion of the Virgin structural zone.

The RC drilling successfully met its objectives and encountered mineralization in all of the holes.

Compilation and interpretation of previous drilling results and Madison’s 2003 drill results confirm that the mineralizing system (the Virgin Structural Zone) continues on to the Lewis Property for some distance. These results also indicate that the Virgin Structural Zone is open to expansion in all directions.

Selected drill intercepts from phase two drilling include those in the following table.

Table 2. Selected Drill Intercepts 2003 Phase II Drilling.

Drillhole Number		Interval m (ft.)	Length m (ft.)	Gold g/t (opt)	Silver g/t (opt)
MAD-15		79.2-102.1 (260-335)	22.9 (75)	1.47 (0.043)	18.5
	incl.	88.4-94.5 (290-310)	6.1 (20)	4.25 (0.124)	21.68

MAD-18		64.0-149.4 (210-490)	85.4 (280)	2.23 (0.065)	26.90
	incl.	118.9-134.1 (390-440)	15.2 (50)	9.02 (0.263)	36.55

MAD-20		45.7-114.3 (150-375)	68.6 (225)	3.46 (0.101)
	incl.	50.3-57.9 (165-190)	7.6 (25)	7.10 (0.207)
	and	64.0-73.2 (210-240)	9.2 (30)	4.80 (0.140)
	and	97.5-108.2 (320-355)	10.7 (35)	7.58 (0.221)

MAD-23		57.9-62.5 (190-205)	4.6 (15)	1.03 (0.030)
		115.8-143.3 (380-470)	27.5 (90)	1.92 (0.056)
	incl.	118.9-131.1 (390-430)	12.2 (40)	4.04 (0.118)

MAD-27		82.3-149.4 (270-490)	67.1 (220)	0.68 (0.020)
	incl.	82.3-105.2 (270-345)	22.9 (75)	1.06 (0.031)

MAD-31		61.0-106.7 (200-350)	45.7 (150)	6.48 (0.189)
	incl.	67.1-83.8 (220-275)	16.7 (55)	11.48 (0.335)	50
	and	73.2-79.3 (240-260)	6.1 (20)	21.53 (0.628)

MAD-32		47.2-61.0 (155-200)	13.8 (45)	5.21 (0.152)
	incl.	48.8-57.8 (160-170)	3.0 (10)	19.7 (0.575)	192
		121.9-124.9 (400-410)	3.0 (10)	0.89 (0.026)	91.85
		163.1-167.6 (535-550)	4.5 (15)	0.82 (0.024)
		172.2-213.4 (565-700)	41.2 (135)	1.34 (0.039)
	incl.	187.5-193.5 (615-635)	6.0 (20)	3.36 (0.098)
	and	204.2-207.2 (670-680)	3.0 (10)	3.87 (0.113)
		227.1-242.3+ (745-795+)	15.2+ (50+)	0.99 (0.029)

Drillhole Number	Interval m (ft.)	Length m (ft.)	Gold g/t (opt)	Silver g/t (opt)

MAD-33	61.0-70.1 (200-230)	9.1 (30)	1.03 (0.030)	86.28

2006 Drilling

From August 17 through November 2, 2006, Madison, as operator, and joint venture partner, NRC, undertook a reverse circulation drill program comprising 49 drillholes by Layne Christensen of Chandler Arizona totalling 9,660 m (31,690 ft.). A total of 6124 samples were collected for analysis.

The objectives of this phase of drilling were to confirm and expand the along strike and up dip extension of mineralization identified by previous drilling and to enable Madison to calculate a preliminary resource estimate.

Table 3. Selected drill intercepts from 2006 drilling.

Drillhole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t	Silver g/t
Virgin Area:
MAD-36		222.5 (730)	231.6 (760)	9.1 (30)	4.88	30

MAD-39		89.9 (295)	96.0 (315)	6.1 (20)	4.54	20

MAD-40		54.8 (180)	71.6 (235)	16.8 (55)	1.13	13

MAD-42		129.5 (425)	143.2 (470)	13.7 (45)	1.44	14

MAD-43		137.1 (450)	179.8 (590)	42.7 (140)	2.62
	includes	138.7 (455)	153.9 (505)	15.2 (50)	5.4	**
		169.2 (555)	175.3 (575)	6.1 (20)	2.07

MAD-45		13.7 (45)	22.9 (75)	9.1 (30)	2.51

MAD-47	360/-70	13.7 (45)	19.8 (65)	6.1 (20)	1.7
	includes	15.3 (50)	19.8 (65)	4.5 (15)	2.13	**
		74.7 (245)	82.3 (270)	7.6 (25)	2.91

MAD-49		10.7 (35)	19.8 (65)	9.1 (30)	2.46

MAD-50		29.0 (95)	35.1 (115)	6.1 (20)	1.41
	includes	29.0 (95)	32.0 (105)	3.0 (10)	2.24	**

MAD-52		27.5 (90)	35.1 (115)	7.6 (25)	2.7	163.6
	includes	33.4 (110)	35.1 (115)	4.5 (15)	4.13	**

MAD-53		32.0 (105)	41.1 (135)	9.1 (30)	2.36	23
	includes	36.6 (120)	39.6 (130)	3.0 (10)	4.03	**

MAD-55		161.5 (530)	170.7 (560)	9.1 (30)	2.17
	includes	161.5 (530)	164.5 (540)	3.0 (10)	4.94	**

MAD-56		134.1 (440)	137.1 (450)	3.0 (10)	7.33

MAD-57		121.9 (400)	147.8 (485)	25.9 (85)	1.46
		172.2 (565)	175.2 (575)	3.0 (10)	1.56

MAD-59		121.9 (400)	132.6 (435)	10.7 (35)	1.124
	includes	121.9 (400)	124.9 (410)	3.0 (10)	1.927	**

Drillhole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t	Silver g/t
MAD-61		123.4 (405)	153.9 (505)	30.5 (100)	1.11
	includes	125.0 (410)	128.0 (420)	3.0 (10)	3.74	**

MAD-62		79.2 (260)	102.1 (335)	22.9 (75)	1.081
	includes	79.2 (260)	85.3 (280)	6.1 (20)	1.5	**
		141.7 (465)	155.4 (510)	13.7 (45)	1.05

MAD-63		219.5 (720)	225.6 (740)	6.1 (20)	1.326	34

MAD-71		115.8 (380)	124.9 (410)	9.1 (30)	2.67	12
		134.1 (440)	140.2 (460)	6.1 (20)	1.12
		155.4 (510)	158.4 (520)	3.0 (10)	2.03	20
		237.7 (780)	240.7 (790)	3.0 (10)	1.26

MAD-74		25.9 (85)	48.8 (160)	22.9 (75)	1.52	29

MAD-81		85.3 (280)	99.0 (325)	13.7 (45)	9.43	48
		149.4 (490)	160.1 (525)	10.7 (35)	9.21	15
		167.6 (550)	169.1 (555)	1.5 (5)	9.07
		182.9 (600)	228.6 (750)	45.7 (150)	2.16

MAD-82		134.1 (440)	140.2 (460)	6.1 (20)	1.68	20
		144.8 (475)	149.5 (490)	4.5 (15)	1.01	10

Buena Vista Area:
MAD-64		12.2 (40)	19.8 (65)	7.6 (25)	5.44	69
	includes	12.2 (40)	15.2 (50)	3.0 (10)	12.66	**	691
		42.7 (140)	47.2 (155)	4.5 (15)	1.698	27

MAD-65		83.8 (275)	96.0 (315)	12.2 (40)	0.757	22
	includes	85.4 (280)	89.9 (295)	4.5 (15)	1.08	**

MAD-66		54.9 (180)	61.0 (200)	6.1 (20)	0.7887	115

MAD-67		10.6 (35)	18.2 (60)	7.6 (25)	1.448	50
		30.5 (100)	33.5 (110)	3.0 (10)	3.439	12

MAD-68		137.2 (450)	141.7 (465)	4.5 (15)	1.595	38

MAD-70		158.5 (520)	169.2 (555)	10.7 (35)	2.82	12

2007 Drilling

Virgin Zone Core Drilling

From July to November 2007 Madison carried out a 10 hole core program totalling 2,303.6 m (7,558 ft.) designed to test structure and geology and confirm previous years’ reverse circulation drill results along the VS2.

Table 4. Selected Drill Intercepts 2007 Core Drilling.

Drillhole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t	Silver g/t
MAD-83*		76 (249.3)	97 (318.2)	21 (68.9)	6.92	64
	includes	79 (259)	81 (265.6	2 (6.6)	44.88	265

MAD-84		100 (328)	103 (338)	3 (10)	1.03	33

Drillhole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t	Silver g/t
MAD-85		110 (361)	112 (367.6)	2 (6.6)	1.44	21
		176 (577.4)	182 (597.1)	6 (19.7)	6.85	42.8
	includes	180 (590)	181 (593.8)	1 (3.3)	32.4	100

MAD-86		32 (105)	34 (111.5)	2 (6.6)	8.25	60
	includes	32 (105)	33 (108.3)	1 (3.3)	14.9	109
		82 (269)	84 (275.6)	2 (6.6)	2.07	47

MAD-87		62 (103.4)	64 (110)	2 (6.6)	1.64	63

MAD-88		92 (301.8	94 (308.4)	2 (6.6)	1.23	15

MAD-89		210 (689)	214 (702)	4 (13)	1.60	9

MAD-90		121 (397)	127 (416.7)	6 (19.7)	1.25	92
		164 (538)	171 (561)	7 (23)	3.02	19.6
	includes	170 (557.7)	171 (561)	1 (3.3)	11.69	89
		189 (620)	191 (626.6)	2 (6.6)	1.19
		205 (672.5)	208 (682.5)	3 (10)	2.31	10

MAD-91		140 (459.3)	146 (479)	6 (19.7)	1.94	1.9

MAD-92		184 (603.6)	187 (613.6)	3 (10)	1.72	24

The core program met the objectives by confirming previous RC drill results and adding to the geological and structural understanding of the Virgin Zone.

Reverse Circulation Drilling

The 2007 reverse circulation (RC) drill program (MAD-100 to MAD-133) totalling 7,341.1 m (24,085 ft.) tested the northern 400 m (1,200 ft.) of strike of the Virgin Structural Zone with 30 m (100 ft.) centered infill holes. Two north-south lines of holes were drilled to test the downdip extension of the Virgin Zone mineralization.

Table 5. Selected Drill Intercepts 2007 Reverse Circulation Drilling.

RCH #	From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t	Silver g/t
MAD-104	54.9 (180)	58 (19)	3.1 (10)	3.90	381

MAD-105	59.4 (195)	62.5 (205)	3.1 (10)	0.94	107
	67.0 (220)	70.1 (230)	3.1 (10)	1.11	65.9
	76.2 (250)	85.3 (280)	9.1 (30)	1.78	64.8
	134.1 (440)	138.7 (455)	4.6 (15)	2.07	42

MAD-106	64 (210)	67.1 (220)	3.1 (10)	1.87	36
	70.1 (230)	74.7 (245)	4.6 (15)	2.04	26
	80.8 (265)	86.9 (285)	6.1 (20)	2.06
	123.4 (405)	126.5 (415)	3.1 (10)	1.28
	160.0 (525)	163.1 (535)	3.1 (10)	3.36

MAD-107	114.3 (375)	117.4 (385)	3.1 (10)	3.93	12

MAD-108	77.7 (255)	83.8 (275)	6.1 (20)	1.64	35
	94.5 (310)	99.1 (325)	4.6 (15)	1.44	23

MAD-109	149.4 (490)	154 (505)	4.6 (15)	1.77	12

MAD-110	74.7 (245)	85.4 (280)	10.7 (35)	3.09

RCH #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t	Silver g/t

MAD-111		117.3 (385)	125 (410)	7.6 (25)	2.73	19

MAD-112		71.6 (235)	74.7 (245)	3.1 (10)	1.10	28
		91.4 (300)	108.2 (355)	16.8 (55)	1.64	9
	incl.	93 (305)	94.5 (310)	1.5 (5)	8.06	40
		112.8 (370)	115.8 (380)	3 (10)	1.12

MAD-113		86.9 (285)	100.6 (33)	13.7 (45)	5.00	13
	incl.	88.3 (290)	89.9 (295)	1.5 (5)	14.99	15

MAD-114		111.3 (365)	128 (420)	16.8 (55)	2.53	10
	incl.	111.3 (365)	117.3 (385)	6.1 (20)	4.60	17

MAD-115		15.2 (50)	21.3 (70)	6.1 (20)	2.03	100
		62.5 (205)	67.1 (220)	4.6 (20)	1.51
		100.6 (330)	103.6 (340)	3 (10)	3.77

MAD-119		83.8 (275)	108.2 (355)	24.4 (80)	1.51	7.5
	incl.	86.9 (285)	89.9 (295)	3 (10)	3.79

MAD-120		54.9 (180)	65.5 (215)	10.6 (35)	1.63	11
	incl.	57.9 (190)	61 (200)	3 (10)	3.06	15

MAD-121		74.7 (145)	82.3 (270)	7.6 (25)	1.24	17
		128 (420)	131 (430)	3 (10)	1.04	10

MAD-122		71.6 (235)	74.7 (245)	3 (10)	1.56	22

MAD-123		74.7 (245)	83.8 (275)	9.1 (30)	1.47	10
		131.1 (430)	134.1 (440)	3 (10)	1.25

MAD-124		41.1 (135)	44.1 (145)	3 (10)	1.49	24.9
		94.5 (310)	100.6 (330)	6.1 (20)	10.7	14.9
	incl.	94.5 (310)	96 (315)	1.5 (5)	36.39	52.8

MAD-125		74.7 (245)	77.7 (255)	3 (10)	2.70	13
		143.3 (470)	147.8 (485)	4.6 (15)	1.35

MAD-126		89.9 (295)	92.9 (305)	3 (10)	2.08	10

MAD-127		91.4 (300)	94.4 (310)	3 (10)	1.39

MAD-128		82.3 (270)	94.5 (310)	12.2 (40)	1.21	10

MAD-130		100.6 (33)	103.6 (340)	3 (10)	3.43	10

MAD-132		117.3 (385)	123.4 (405)	6.1 (20)	4.35	35
	incl.	121.9 (400)	123.4 (405)	1.5 (5)	13.58	72

MAD-133		129.5 (425)	150.9 (495)	21.3 (70)	1.51	10
	incl.	131.0 (430)	132.5 (435)	1.5 (5)	7.60	41
		190.5 (625)	196.6 (645)	6.1 (20)	1.40	14

2008 Drilling

During April to August 2008, Madison continued the drill program, completing 17 core holes totalling 3,855 m (12,650 ft.) and 33 reverse circulation drillholes totalling 5,567 m (18,265 ft.). Infill and step-out core and reverse circulation drilling tested the down dip extension of the Virgin Structural Zone mineralization extending it 100 m west to 350 m and to a depth of 240 m at 30 m spacing. Mineralization remains open along strike and down dip to the west. Core drilling successfully tested the geological and structural model and also confirmed several previous RC drill results. Diamond drillhole MAD-141 and RC holes MAD-158, -159, -164 and -171 intersected no significant values. Nine short RC drillholes (MVD 1-9 totalling 540 ft.) tested portions of the sulphide dump near the Newmont boundary.

2008 Virgin Zone Core Drilling

Table 6. Selected drill intercepts 2008 core drilling.

Drillhole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t	Silver g/t
MAD-134		86 (282.1)	88 (288.7)	2 (6.6)	2.66	-
		112 (367)	117 (383.8)	5 (16.4)	1.20	41.2
	incl.	114 (374)	115 (377)	1 (3.3)	3.75	92.4
		139 (456)	141 (462.5)	3 (10)	1.22	12.7
		174 (571)	176 (577.4)	2 (6.6)	0.8	-
		196 (643)	199 (652.9)	3 (10)	2.60	41.9
	incl.	197.1 (646.6)	198.1 (649.9)	1 (3.3)	5.36	85.4

MAD-136		127 (416.7)	133 (436.4)	6 (19.7)	1.79	107
		150 (492)	157 (515)	7 (23)	2.3	15.9

MAD-139		30 (98.4)	32 (105)	2 (6.6)	-	194.1
		123 (403.5)	128 (419.9)	5 (16.4)	1.15	29.8

MAD-143		139 (456)	148 (485.5)	9 (29.5)	1.98	39.2
	incl.	140 (459.3)	142 (465.9)	2 (6.6)	3.29	122

MAD-145		79 (259.2)	85 (278.9)	6 (19.7)	1.21	458.2

MAD-146		151 (495.4)	158 (518.4)	7 (23)	1.05	59.1

MAD-149		198 (649)	201 (649)	3 (10)	1.70	22.2

2008 Virgin Zone Reverse Circulation Drilling

The 2008 RC drilling program comprised 24 RC holes (MAD 150-169 and 171-174) totalling 5,403 m (17,075 ft.) that tested the downdip extension of mineralization. Drilling was completed along four north-south lines (4,400E to 4,000E) spaced 30 m (100 ft.) apart. Nine 18 m (60 ft.) RC holes (MVD 1 to -9) were drilled vertically to test gold values in the boundary sulphide dump. All holes had recovery problems due to the unconsolidated nature of the dump material being drilled.

Table 7. 2008 reverse circulation drilling selected drill intercepts.

Hole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t *	Silver g/t
MAD-153		15.2 (50)	18.3 (60)	3.0 (10)	0.76	257.2
	incl.	15.2 (50)	16.7 (55)	1.5 (5)	-	485.2
		96.0 (315)	99.6 (325)	3.0 (10)	1.19	96.4
		105.2 (345)	112.8 (370)	7.6 (25)	1.09	-

MAD-154		33.5 (110)	36.5 (120)	3.0 (10)	-	96.4
		103.6 (340)	114.3 (375)	10.6 (35)	1.01	40.2

MAD 155		18.3 (60)	22.9 (75)	4.6 (15)	0.64	96.7
		86.9 (285)	91.4 (300)	4.6 (15)	0.73	28.3
		153.9 (505)	156.9 (515)	3.0 (10)	1.21	-

MAD-156		45.7 (150)	48.8 (160)	3.0 (10)	0.79	30.5

Hole #		From m (ft.)	To m (ft.)	Interval m (ft.)	Gold g/t *	Silver g/t
		65.5 (215)	68.6 (225)	3.0 (10)	-	44.1
		128.0 (420)	131.0 (430)	3.0 (10)	0.69	18.7

MAD-157		108.2 (355)	114.3 (375)	6.1 (20)	3.89	59.7
	incl.	109.8 (360)	111.3 (365)	1.5 (5)	6.62	101.2

MAD-161		125 (410)	131.1 (430)	6.1 (20)	1.54	15.0
		126.5 (415)	129.5 (425)	3.0 (10)	2.77	25.1

MAD-163		51.8 (170)	56.4 (185)	4.6 (15)	-	46.4
		61 (200)	64 (210)	3.0 (10)	-	163.0

MAD-165		160 (525)	163.1 (535)	3.0 (10)	0.98	154.8

MAD-167		141.7 (465)	144.8 (475)	3.0 (10)	0.84	147.6
		178.3 (485)	189.0 (620)	10.6 (35)	(0.43)	74.7
	incl.	178.3 (485)	181.3 (495)	3.0 (10)	0.62	127.5
	and	185.9 (610)	189.0 (620)	3.0 (10)	0.65	97.7

MAD-173		175.3 (575)	181.3 (595)	6.1 (20)	0.87	13.9
	incl.	179.9 (590)	181.3 (595)	1.5 (5)	2.63	25.2

NOTES:

* The intervals reported utilize a 0.5 g/t cut-off for gold and they may include a maximum of 2 m of internal waste; true widths have not been determined but are probably less than reported.

Multi-element ICP analytical results from 2008 confirm a favourable correlation between silver, lead and zinc values and gold mineralization. Significantly higher silver values were encountered in the 2008 drilling. For example in DDH MAD-145, 6 m (20 ft.) of mineralization were intersected that graded 458 g/t silver. There is an apparent mineral zonation with silver values increasing to the north and west. In addition, base metal (lead and zinc) values are also elevated locally but are not economically significant over the reported intervals.

Discussion

Drilling to date has outlined a mineralized area along the northerly trending Virgin Structural Zone (VSZ) containing both low grade stratigraphic controlled and locally high grade precious metal mineralization that can occur within flexures along the VSZ and at structural intersections with northwest trending cross structures. Mineralization is predominantly host by Antler stratigraphy.

Precious metal mineralization has been traced by drilling for 750 m (2,460 ft.) from near the southern claim boundary at 28,450N to 30,900N and 350 m (1,150 ft.) down dip from 5,200E to 4,000E and to a depth of 240 m (780 ft.).

Section 28,750N is from the southern drill area where wide-spaced RC drilling to the east through the boundary dump intersected mineralization within the VSZ. MAD-32 had the best results as it appears to have drilled at least in part down dip or into a cross structure.

Section 29,100N is located at the structural intersection between the northerly trending VSZ and a northwest trending cross structure. A number of thick high grade intervals of mineralization have been intersected in the structural intersection including MAD-5, -43, -81 and -83. Shallow west dipping stratigraphic mineralization occurs at two intervals an upper usually more silver rich zone along the Edna Mountain and Antler Peak Formation contact and a lower more gold rich zone along the Antler Peak and upper Battle Formation contact.

Section 29,300N is located in the next structural block north and shows similar mineralization to that on section 29,100N. Higher grade mineralization occurs in the steep west dipping VSZ and as lower grade shallow west dipping stratigraphic mineralization at two intervals an upper usually more silver rich zone along the Edna Mountain and Antler Peak Formation contact and a lower more gold rich zone along the Antler Peak and upper Battle Formation contact.

Section 29,700N is located at the north end of the structural block near a second northwest trending cross structure. This northern area is not as well drilled as the previous section. Mineralization is again found within the steep west dipping VSZ and as shallow west dipping zones at the Edna and Antler contact and at the Antler and Battle contact.

Precious metal (gold-silver) mineralization following structure crosscuts all stratigraphic units. Mineralization is dominated by iron sulphides pyrite and traces of pyrrhotite and marcasite with lesser base metals (galena± sphalerite± chalcopyrite± arsenopyrite tetrahedrite). Gangue minerals are quartz±sericite±carbonates (calcite, dolomite, rhodochrosite, iron-carbonate). Mineralization occurs as disseminations, fracture-fillings, veins, fault breccias and replacements. Mantos and skarns are associated with areas of decalcification, especially within the calcareous Antler Sequence.

Mineralization is controlled by steep west and east dipping, north-trending faults and fracture zones (VSZ). Where these structures intersect crosscutting structures, steeply-plunging, high-grade shoots may develop. The bulk of the mineralization intersected in drilling comprises lower grade disseminations and fracture fillings controlled by stratigraphy, unconformities and bedding parallel shear within various brittle units like the Edna Mountain Formation and Upper Battle Formation conglomerates.

Gold and silver mineralization is accompanied by a distinctive suite of base metals (Pb-Zn-Cu-Mo) and trace elements (As-Sb, ±Mn, ±Hg, ±Bi).

Most of the drillholes (MAD-1 to MAD-174) intersected lower grade, fracture-controlled or disseminated mineralization. High-grade, structurally controlled mineralization was intersected in several of the drillholes including MAD-43, MAD-57, MAD-61 and MAD-81.

Step-out and infill drilling carried out in the Virgin Zone intersected both high grade and lower grade mineralization similar to that intersected in previous drilling, confirming and expanding the mineralized zone.

Preliminary drill testing of the historic Buena Vista Zone intersected mineralization in six of the seven holes drilled, confirming the potential of this mineral zone.

Silver values appear to increase to the north and down dip to the west.

The northwest cross structure has been traced for 100 m (330 ft.) from 4,800E to 4,500E.

Drilling has identified other potential structural intersections along the northerly trending VSZ.

Drilling has not tested the eastern splay of the VSZ and only locally tested the central splay.

Gold and silver values may be enhanced by oxidation and supergene enrichment occurring within the upper oxidized portions of holes drilled on the west sloping mountain above the valley bottom where oxidation is apparent to about 100 m (330 ft.) and deeper within structural zones. West of the Virgin Structural Zone where the Antler sequence is covered by the Golconda thrust and the overlying Havallah Formation oxidation is less intense and mainly confined to structures.

Sampling, Analysis and Security

Soil Sampling

Individual soil samples comprise several hundred grams of sample material collected at a depth of 10 to 40 cm (4 to 16 in.) or more. Sample material is highly variable, ranging from well-developed organic rich soils in valley bottoms to gravely, rocky soil material covering much of the property. Some material has been transported, at least locally, but most has formed in situ.

Drill Core

Drill helpers at the diamond drill retrieve the core from the core barrel and place it into core boxes divided into four (HQ) or five (NQ) spaces, each about one metre in length. Drilling staff measures the core footage and insert depth blocks at the appropriate position in the core box. Each core box leaving the drill site is labeled with its hole identification number and box number clearly marked. Temporary lids are used to close the core boxes before transportation.

Core boxes containing core are carried from the drill site to the core logging area located in Madison’s Battle Mountain warehouse in company pick-up trucks. Although care is taken in transport of the boxes, the core inevitably endures some tipping and shaking during transport across the rugged terrain. On arrival at the core logging area, the core boxes are arranged in chronological order on purpose-built core racks.

Systematically working along the chronologically arranged core, the core is measured and marked in one metre intervals. Subsequently the depth interval is marked on the core box using a permanent marker.

Following core mark-up, logging, and photography, 1 metre sample interval tags are inserted into each box prior to being taken to the designated core cutting area at Carlin Trend Mining Supplies and Service in Elko, Nevada. Core is cut in half using a circular rock saw. Water used to lubricate the saw is not re-circulated. One half of the core goes back into the core box for storage accompanied by its unique sample tag and the other half is placed in an individually marked sample bag with a duplicate of the same unique sample tag. As much as possible, the sampled core is taken from the same half-split (consistent side).

All samples are one metre in length and every metre drilled is sampled. Samples were picked up by SGS personnel.

Drill core sampling conducted by Madison is in line with industry standard practices. The samples are representative of the intervals drilled and no factors that may have resulted in sample biases were observed.

Reverse Circulation Drill Chips

RC drill cuttings are collected individually, each 1.5 m interval in a separate numbered bag. Sampling procedure for each hole drilled entailed an initial open return of cuttings from surface to a depth of 1.5 to 6 m (5 to 20 ft.), at which point casing is usually inserted. Once casing was inserted, the cuttings returned through the drill string annulus to the sample collector. A drill run, generally 6 m (20 ft.), comprised four 1.5 m (5 ft.) sample intervals. The hole was then blown clean prior to depressurization and adding the next 6 m (20 ft.) of drill pipe. There is a lag time delay from the start of drilling until the cuttings arrive at the collector. This lag time increases with depth and must be adjusted when timing the sample interval to assure a constant sample length and volume. All drillholes were sampled continuously, with cuttings collected for each 1.5 m (5 ft.) interval drilled. Drill cuttings were placed in individual sample bags and marked with the hole number and the linear interval sampled. Samples were collected either dry or wet.

Dry sampling was undertaken only in the upper portions of all drillholes. Drill chips and fine cuttings were blown from the bit face up the outside of the bit into the return cross over and then up the internal annulus of the drill string and collected in a separator. The material representing the 5 ft. drill interval was then dumped from the separator passing through a rotary mechanical splitter producing two equal volume samples. One sample is stored as a back-up for any additional analysis. The duplicate sample was shipped to SGS preparation laboratory in Elko, Nevada, USA for crushing and pulverizing prior to analysis conducted at SGS laboratory in Toronto, Ontario, Canada.

Wet sampling was conducted as soon as the casing was set. Drill cuttings are carried up from the bit face by the injected drill fluid, passing into the cross over and up the internal annulus of the drill string to a cyclone separator where two equal volume samples were collected for each 1.5 m (5 ft.) drilled.

A small portion of sieved drill cuttings are collected from each 5 ft. interval and stored in sample trays for later examination and geological purposes.

When artesian or formational water is intersected recovery can become poor, resulting in smaller sample volumes. Large volumes of inflowing formation water can cause hole washing, caving and contamination problems. These are evident due to increased sample volumes and exotic material from formations previously drilled. Other recovery problems encountered include broken and badly fractured ground, open caves or lost circulation, which also results in small sample volumes. The Antler Peak and Battle Formations generally are the most difficult to drill.

The RC sampling practices used on-site by Madison are generally in line with industry standard practices and the samples are representative of the intervals drilled.

Shipping

Analytical samples were shipped in company trucks to the SGS preparation laboratory in Elko. After preparation, split samples are shipped by commercial freight to SGS in Ontario and TSL in Saskatchewan, Canada for further preparation and analysis.

All split drill core RC chips and duplicate samples and previous drill samples are stored in purpose-built core racks located in a secure storage in Battle Mountain. Samples are kept for future reference or reanalysis, if necessary.

All laboratories utilized by Madison throughout their exploration campaigns on the Property are fully independent. Staff from SGS Elko facility oversee all stages of sample preparation and their shipment for the 2007 and 2008 drilling samples.

All split half diamond drill core and RC sample splits are placed in clean stainless steel trays for drying in the Elko laboratory. RC samples are sun dried and any excess moisture is removed during oven drying for 5-6 hours at 65º-70º C.

All RC chips and drill core samples are crushed using a primary jaw crusher to a minimum of 70% passing through a –10 mesh (2.0 mm) screen then further processed by pulverizing them to 95% passing a –150 mesh (106 µm) screen. A sample split is packaged for shipment to SGS in North York, Ontario and TSL Laboratories in Saskatoon, Saskatchewan.

Personnel from SGS Elko preparation laboratory collected all sawed core samples from Carlin Trend’s core cutting facility in Elko and picked up most of the RC samples from the Lewis Property drill sites. Samples not picked up by SGS personnel were delivered to the SGS preparation laboratory by Madison personnel. SGS then sorted, dried, weighted, crushed, split, and pulverized all core and RC drill samples prior to shipping a 250 g split from each sample by freight to SGS in Ontario and TSL Laboratories in Saskatchewan.

Madison was able to track samples using a sample shipment list, created on site and sent to their office in Vancouver and TSL Laboratory in Saskatoon and SGS Laboratory in Toronto who confirmed receipt of all samples. Sample shipment arrival times could be tracked via the commercial freight company. No samples were lost in transport and no tampering has been reported to date.

Gold Analysis

Project sample gold analysis is initially a fire assay with atomic absorption finish (FA/AA) with a 5 ppb detection limit. Assay results that exceed a specified limit are reanalyzed using fire assay with a gravimetric finish (“FA/GRAV”).

Assay samples were weighed out into 30 g analytical samples and the switch to FA/GRAV method was set to FA/AA results exceeding 1 g/t Au.

Fire assay oven samples are loaded into assay trays holding 24 samples. Twenty Lewis samples are accompanied by four TSL internal QA/QC samples (two pulp duplicates, one gold Standard Reference Material (SRM) and one blank).

In addition, TSL did a multi-element ICP geochemical analysis on all samples.

TSL Laboratories completed the ISO/IEC 17025 Accreditation in 2004 and is Accredited Laboratory No.538.

SGS Lakefield Labs also has ISO/IEC 17025 Accreditation. They provided duplicate split gold Fire Assay analysis for all core and RC samples.

Quality Assurance and Quality Control

A program of check analysis has been implemented to evaluate and validate assay results received from the exploration drilling by Madison on the Lewis Property. The core and reverse circulation drill program undertaken by Madison in 2007-2008 resulted in the collection of 6,997 gold analyses in 2007 and 7,397 gold analyses in 2008. These analyses were performed at the laboratory facilities of SGS in Toronto, Ontario, Canada and TSL Laboratories in Saskatoon, Saskatchewan, Canada. In addition, 14,377 multi-element ICP analyses were performed by TSL over the two years.

In 2007 and 2008, Madison utilized Ali Shakar (P.Geo.) of Lions Gate Geological Consulting (LGGC) to undertake a review of the project’s data. On the basis of these reviews, LGGC provided commentary and recommendations.

In 2008, as a general practice, for each batch of twenty samples Madison included one blank, one duplicate and one standard reference material sample.

Blanks

Throughout the 2007 drill program, no blanks were included in the sample shipments. In 2008, Madison started using reject material derived from previous RC drilling as blank material. Madison used selective RC drill cuttings which had returned no or low results on previous assaying and were thought to be void of any mineralization to reduce any anomalous result in the blank material and no contamination between samples is apparent in the blank sample results. Some variability was noted in the blank material chosen for analysis and a more rigorous selection of material is required to ensure it is void of any mineralization.

Duplicates

The duplicate results showed good reproducibility of the original results illustrating good performance by the laboratory. Samples with very high gold grades show more variability due to the heterogeneous distribution of the gold.

Standard Reference Material Samples (SRMs)

Standard reference material samples (SRMs) are used to ensure that the analytical results reported to the public are reasonably accurate and reliable for resource estimation purposes. SRMs are pulped rock material purchased commercially or custom created from rock material that has been subjected to multi-laboratory round robin analysis and has a certified expected value and a standard deviation, to allow for variance of the SRM material and minor analytical differences between assay laboratories.

When submitted with assay samples, the SRM results are checked against the accepted ranges provided on the SRM certificate, usually two or three standard deviations from the average grade assigned to the SRM. Typically for gold, if a single SRM result is found to exceed three standard deviations then the results from the batch of samples is considered unreliable and should be re-assayed. If an isolated SRM assay result is found to exceed two standard deviations, this can be considered acceptable. However, if two consecutive SRMs exceed two standard deviation results then those batches should be re-analyzed. Sample results associated with a failed SRM should not be relied upon and held in quarantine until the samples are re-analyzed.

The SRMs used for the Lewis Project are purchased from CDN Laboratory in Vancouver. In 2008, geologists insert SRM samples into the sample stream as part of their regular logging and onsite sampling procedure. The protocol is that the geologist selects an SRM with an equivalent grade to that anticipated for the interval on either side of the SRM.

Table 8. CDN Laboratory Standard Reference Material used at the Lewis Property.

SRM Name	Value Au g/t	Std Dev. Au g/t	+2std dev. g/t	-2std dev. g/t	+3std dev. g/t	-3std dev. g/t
GS-P5B	0.436	0.022	0.48	0.392	0.502	0.37
GS-1P5A	1.37	0.06	1.49	1.25	1.55	1.19
GS-1P5B	1.46	0.06	1.58	1.34	1.64	1.28

Data Verification

The following sub-sections describe the verification of exploration data undertaken and include checks of assay certificates against the master database and the results from the QA/QC program. In the opinion of the author of the Technical Report (the “Author”), the number of verification samples collected and analyzed is adequate for the purposes used in the Technical Report and there is no reason not to rely upon the data.

Verification of Database from Assay Certificates

In April 2008, and again in 2009, Madison verified assay results recorded in the drillhole database with copies of assay certificates from SGS and TSL Laboratories. All of the reverse circulation and core assay data to December 2009 have been checked and verified and no inaccuracies were found. The Author reviewed and updated the QA/QC data analysis.

Independent Data Review and Verification

On July 26-27, 2013 the Author visited the property to confirm the location of the 2007, 2008, and earlier drilling. The site visit was also designed to gain a familiarity of the geology and distribution of mineralized zones to gauge the overall prospectivity of the property and to be able to make succinct, feasible work program recommendations.

Several drill collars were located and identified with coordinates recorded using a hand held GPS for comparison with the drillhole database. Several of the drill roads on the southern boundary of the property, drill sites that tested the mineralized boundary dump, as well as drill sites that tested the southern portion of the Virgin Structural Zone were found to be covered with capping material as part of Newmont’s environmental management program.

Surface mineralization was not observed within the property by the Author due to poor exposure and the fact that most in situ surface mineralization was mined out historically. Waste dumps from the Buena Vista adit were examined and found to be high in sulphide content. The Virgin Structural Zone, as well as the major lithological units within the property, were observed in outcrop.

The drill core was found to be in good order, stored securely in a storage facility in Battle Mountain. The core is catalogued and stored in labelled core boxes organized by hole in core racks. Halved HQ core was available for review for all of the core drilling completed by Madison. Chip trays containing representative material of the RC drilling collected for geological logging purposes are stored in an organized manner at the core storage facility. Duplicate RC samples were split directly at the drill during the drilling program. RC duplicates for all of the 2008 drilling and intersections of interest from the 2007 and earlier drilling were available at the storage facility.

Major lithologies and sulphide mineralization were logged from the holes that were sampled. The mineralization appears to be structurally controlled with more prevalent mineralization present in more intensely fractured/sheared zones as well as horizons with higher carbonate content which acted as chemical traps.

All spatial, geological, and geochemical information collected during the July 2013 site visit matched with the drillhole database. The Author’s observations from outcrop, drill core and RC chips fit with the current understanding and interpretation of high angle structurally controlled mineralization within the Lewis Property.

Independent Assay Verification

A total of 13 verification samples, comprised of four core and nine RC, were collected. The samples were collected from drillholes that represented the entire drilled area focussing on zones with anomalous precious and/or base metal intersections. As no core saw or splitter was available, only partial duplicate samples were collected of the drill core in order to leave a representative sample for future work. Full RC duplicates were submitted for analysis.

Verification samples were submitted to ALS Chemex, Elko for sample preparation. Samples were then shipped to ALS Chemex, Vancouver for fire assay and multi-element ICP analysis. Methodology and procedures are available on the ALS Chemex website.

Some variance in the gold results between the verification samples and the drillhole database was observed. The overall trend of the gold values agrees well between the two datasets (see following graph). The variance is likely due to a nugget effect caused by coarse gold in the mineralized zones. Base metal and silver values agree extremely well between the two datasets, with trends in silver, lead and zinc overlying almost perfectly (see following graphs).

Performance of Quality Assurance and Quality Control Samples

Data

In 2007 and 2008, at total of 14,394 samples were analyzed for gold. ICP data included 14,377 multi-element analyses. At the time of the review in July 2013 there were a total of 12,870 m (42,350 ft.) RC and 6,158.7 m (20,2075 ft.) core hole assay results in the Lewis Project database.

Performance of Field Blanks

Results from the blanks submitted to TSL for analysis during 2008 indicate that fifteen blank samples exceeded a 0.2 g/t Au value. None of the failures were associated with any known mineralization.

Performance of Duplicate Samples

In 2007 and 2008, Madison submitted duplicate splits from the same sample for analysis at SGS as a check of the samples analyzed by TSL. The results of the check assay program show a lack of analytical bias and good reproducibility of gold values from samples processed by the two labs.

Performance of RC Field Duplicates

In 2008, RC duplicates were submitted to TSL for analysis as part of the QA/QC program. The data shows that the duplicate pairs have similar results and indicate a lack of bias and good reproducibility between the original and the duplicate sample. Although the deviation appears high, it probably does not reflect errors introduced by the sampling or assaying procedures, but is more related to heterogeneity of the deposit that is better reflected in the RC split than in core.

Performance of Standard Reference Material

During 2008, SRM samples were submitted to SGS and TSL for analysis as part of the QA/QC program. Most of the SRM assay results are acceptable and generally fall within two standard deviations from the mean and show no evidence of analytical bias. Several results were beyond the two standard deviations; they were not associated with any known mineralization.

Mineral Processing and Metallurgical Testing

Fragmentary historic correspondence suggests that Golden Phoenix sent RC drill samples from the Lewis Property for metallurgical testing at the Cove Mine in 1998/99. Data indicated that these samples gave positive treatment and recovery results. As this data could not be verified, it should not be relied upon. Additional metallurgical testing is required

Mineral Resource Estimates

There are currently no NI 43-101 compliant mineral resources or mineral reserves identified on the Lewis Property.

Other Relevant Data and Information

The Author is not aware of any other information of a material nature relating to the Lewis Property. There is no information relating to the property, mineralization, metallurgical, environmental or social issues known to the Author not mentioned the Lewis Report.

Interpretation and Conclusions

The Lewis Property continues to be of merit as most holes drilled to date have intersected precious and base metal mineralization with anomalous grades and widths, including high-grade results in several drillholes.

Madison’s 2007-2008 reverse circulation drill program included 27 core drillholes (6,158 m / 20,208 ft.) and 58 RC holes (12,744 m / 41,810 ft.) totalling 18,984 m (62,018 ft.) testing stratigraphic and structural targets along a 610 m (2000 ft.) north-south strike extent of the Virgin Structural Zone and down dip for 350 m (1,150 ft.) to a depth of 240 m (780 ft.). The objectives of this phase of drilling were to confirm and expand the along strike and down dip extension of mineralization identified by previous drilling. Drilling successfully met its objectives. Precious metal mineralization was encountered in most of the Virgin drillholes, including high-grade results in several drillholes.

Compilation and interpretation of previous drill results and Madison’s recent drill information confirm that the mineralizing system (The Virgin Structural Zone) continues on the Lewis Property for some distance. These results also indicate that the Virgin Structural Zone is open to expansion in all directions.

Mineralization intersected in drilling is most commonly hosted by rocks of the Antler Sequence (Edna Mountain, Antler Peak and Battle Formations) and the underlying Harmony Formation. It can be categorized as:

  relatively narrow, structurally controlled, higher grade precious metal mineralization;

  thicker, but lower grade, precious metal disseminations controlled by stratigraphy; or

  structural intersections with higher grade precious metals.

Precious metal mineralization is accompanied by a distinctive suite of base metals (Pb, Zn, Cu, Mo) and trace elements (As, Sb, Bi, Cd, Mn, and Fe). Analytical results from drill core and from the 2013 confirmation sampling indicate that the mineralized material within the Lewis Property displays a nugget effect in respect to gold. Further analytical test work is required to determine the exact nature of this nugget effect and how it may affect reported grades to date.

Further work is required in order to determine the true thickness of the mineralized zones encountered throughout the Lewis Property. This work will aid in future exploration efforts and help prioritize the mineralized zones based on merit.

Due to the highly fractured nature of the structurally controlled mineralized zones within the property it is imperative that a combination of RC and diamond drilling continued to be utilized in order to obtain representative intersections through the zones. Poor sample recovery through these zones may lead to over or under estimating their potential.

Additional areas of exploration interest on the Lewis Property include the western Copper Canyon-Buena Vista and the easterly Trinity - Cow Canyon Structural Zone.

Recommendations

Based on the results, interpretations, and conclusions of work to date, a reinterpretation of the previous induced polarization and TITAN-24 geophysical survey data is recommended prior to undertaking any additional drilling to expand the strike extent of the Virgin Zone or the Buena Vista Zone. Concurrent with the processing and reinterpretation of the ground geophysical data, it is recommended that the drilling data be compiled into a validated database and modelled in 3D in order to identify any deficiencies or gaps in the data which would impede preliminary resource estimation. The 3D modelling and drill data compilation should initially be focussed on the VSZ as this is the most advanced prospect on the Lewis Property.

Analytical results for precious metals, especially gold, display a nugget effect with some samples yielding a wide range of values. It is recommended that further evaluation of the gold mineralization be completed and that a continuing program of re-analysis and check gravimetric analysis be used to monitor the results. Ore petrology studies of the nature and occurrence of the course gold should supplement the analytical check program.

It is also recommended that preliminary exploration be initiated on several of the other known mineralized zones including the Trinity and Buena Vista areas. Initially, these areas should be evaluated by grid-controlled rock and soil geochemical sampling, geological and structural mapping followed by geophysics (magnetics and Induced Polarization).

The digital database should be continuously maintained and updated with new data from subsequent programs.

Proposed Work Budget

Phase 1

1)	Drill Analysis, modelling and Geophysical processing and interpretation		Subtotal: US$80,000

2)	Grid Locations – Buena Vista and Trinity Zones
	50 km @ $500/km	$25,000	Subtotal: US$25,000

3)	Geology, prospecting & geochemistry –Buena Vista and Trinity
	Personnel wages	$52,500
	Room & Board	8,000
	Truck Rental	6,000
	Sample Analysis (300 Rx samples @ $35)	10,500
	Geochem sample analysis (1500 @ $30)	45,000
	Travel	9,000
	Contingency	10,000	Subtotal: US$140,000

4)	Detailed geology, prospecting & geochemistry –Buena Vista and Trinity
	Personnel wages	$50,000
	Room & Board	8,000
	Truck Rental	6,000
	Sample Analysis (100 Rx samples @ $35)	3,500
	Geochem sample analysis (1000 @ $30)	30,000
	Travel	7,500
	Contingency	5,000	Subtotal: US$110,000
			Total: US$355,000

Contingent on positive results from Phase 1 program, follow up Phase 2 program is recommended.

Phase 2

1)	Geophysics – Buena Vista and Trinity Zones
	Magnetometer (50 km @ $500/km)	$25,000
	Induced Polarization (40 km @ $2,000/km)	80,000	Subtotal: US$105,000
			Total: US$105,000

INFORMATION CONCERNING THE RESULTING ISSUER AFTER THE ACQUISITION

The following information is presented on a post-Acquisition and post-Consolidation basis and is reflective of the projected business, financial and share capital position of the Resulting Issuer. As the Resulting Issuer will be the same corporate entity as the Company, this section only includes information respecting the Company (and BMG as applicable) after the Acquisition that is materially different from information provided earlier in this Information Circular regarding the Company on a pre-Acquisition and pre-Consolidation basis. See the various headings under “Information Concerning the Company” and “Information Concerning BMG” for additional information regarding the Company and BMG, respectively. See also the Pro Forma Financial Statements of the Resulting Issuer attached hereto as Appendix E.

Name and Incorporation

Upon completion of the Acquisition, the Resulting Issuer will change its name to “Battle Mountain Gold Inc.” or such other name as it is approved by BMG, the directors of the Company, and the TSXV and BMG will change its name to “BMG Mining Inc.”. The Resulting Issuer’s office will remain at 300 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

Inter-corporate Relationships

Upon completion of the Acquisition, BMG will be a wholly owned subsidiary of the Resulting Issuer, and the Resulting Issuer will own 60% of the Lewis Property and have the option to acquire the other 40% of the Lewis Property. The corporate structure will be as follows:

Narrative Description of the Business

Stated Business Objectives

The Resulting Issuer’s business objectives for the near future will be commencing and completing the exploration program on the Lewis Property recommended by the Lewis Report. The Lewis Property is currently without known reserves or resources and the recommended exploration program is an exploratory search for commercial quantities of precious metals. See “Information Concerning the Lewis Property”.

Milestones

The Resulting Issuer expects to commence exploration work on the Lewis Property as expeditiously as possible upon completion of the Acquisition, as recommended in the Lewis Report. It is expected that the exploration programs will be completed within three years following the commencement thereof.

Exploration and Development

Following the completion of the Acquisition, the Resulting Issuer’s material property will be the Lewis Property. The Lewis Report recommends a phased exploration strategy and initiation of preliminary exploration in several of the known mineralized zones including the Trinity and Buena Vista areas. The Lewis Report recommends that these known mineralized zones should be evaluated by grid-controlled rock and soil geochemical sampling, geological and structural mapping followed by geophysics (magnetics and Induced Polarization). The detailed breakdown of the costs of the exploration program is set forth in the Lewis Report. The proposed work budget for Phase 1 is US$355,000 consisting of: US$80,000 for drill analysis, modelling and Geophysical processing and interpretation; US$25,000 for grid locations; US$140,000 for geology, prospecting and geochemistry; and US$110,000 for detailed geology, prospecting and geochemistry. Contingent on positive results from Phase 1, the proposed budget for Phase 2 is US$105,000.

Description of Securities

Refer to “Information Concerning the Company – Description of the Securities”.

Prior to the closing of the Acquisition, the Common Shares will be consolidated on a 4:1 basis.

Upon completion of the Acquisition, BMG Warrants will be cancelled and prior holders of BMG Warrants will be issued Resulting Issuer Warrants that entitle the holder to acquire that number of Resulting Issuer Shares that is equal to the number of BMG Shares that such holder was entitled to acquire under the BMG Warrants previously held.

Pro Forma Consolidated Capitalization

The pro forma share and loan capital of the Resulting Issuer is expected to be as follows upon completion of the Acquisition:

Designation of Security	Amount Authorized or to be Authorized	Amount outstanding after giving effect to the Transaction
Common Shares	Unlimited	26,461,386

The deficit of the Resulting Issuer is expected to be $(332,611).

The following table outlines the expected capitalization of the Resulting Issuer on completion of the Acquisition.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as of the Acquisition
Common Shares	Unlimited	26,461,386
Warrants	Unlimited	2,250,000

In addition, 2,250,000 Resulting Issuer Shares will be reserved for issuance pursuant to the exercise of warrants.

Refer to “Information Concerning the Resulting Issuer After the Acquisition – Escrowed Securities” for information relating to the Resulting Issuer Shares subject to escrow conditions.

See the Pro Forma Consolidated Financial Statements included as Appendix E to this Information Circular.

Fully Diluted Share Capital

	Number of Resulting Issuer Shares	Percentage of Total
Current Issued and Outstanding Common Shares	11,041,386(1)	41.7%
Consideration Shares	15,420,000	58.3%
Non-Diluted:	26,461,386	100.0%
Underlying Resulting Issuer Warrants	2,250,000(1)	7.8%
Fully Diluted:	28,711,386	100.0%

Notes:

(1)	Assuming completion of 4:1 Consolidation.

Available Funds and Principal Purposes

Funds Available

Upon completion of the Acquisition, the Resulting Issuer is expected to have approximately $906,027 in available funds when combining: the Company’s cash on hand as at March 14, 2014, estimated at $20,252; and BMG’s cash on hand as at March 28, 2014, being $885,775.

Principal Purposes of Funds

It is expected that the available funds will be utilized in the following manner:

Use of Funds	Estimated Amount
Payment of debts(1)	$162,941
Transaction costs (TSXV fees, legal expenses, accounting costs, etc.)	$64,000
Funding for next stage of exploration and property maintenance	$479,050
payments on the Lewis Property(2)
General and administrative expenses for the next 12 months(3)	$100,000
Unallocated working capital to fund ongoing operations	$100,036
Total:	$906,027
Note:

(1)	The following debt amounts will be paid upon completion of the Acquisition if the proposed Acquisition completes:

$64,533 to Chet Idziszek
$23,275 to J.G. Stewart Holdings Ltd.
$4,250 to Vivian Danielson
$4,250 to Robert Sibthrope
$66,633 to a provider of legal services

(2)	Phase 1 Exploration	CDN$394,050 (US$355,000)
	Lewis Property Maintenance Payments	CDN$85,000
	Total	CDN$479,050

(Based on the noon rate of exchange as quoted by the Bank of Canada on March 13, 2014 of US$1.00 equals CDN$1.11.)
(Contingent on positive results from Phase 1 program, follow-up Phase 2 program is recommended.)

(3)	See “Administration” below for a breakdown of this figure.

There may be circumstances where, for sound business reasons, the Resulting Issuer reallocates the funds.

Administration

The Resulting Issuer estimates its aggregate monthly administration costs for the first 12 months post-Acquisition to be $100,000 annually or $8,333 per month.

The above estimated monthly administrative expenses are broken down as follows:

Professional fees (Legal, Audit, Accounting)	$2,700
Transfer agent fees & Regulatory Fees	$1,550
Management fees/Salaries	$1,500
Travel	$250
Investor Relations	$250
Office and Administration	$2,000
Other	$83
Total	$8,333

Dividends

The Resulting Issuer will not have a formal dividend policy upon completion of the Acquisition and it is not expected that one will be implemented prior to the Resulting Issuer being able to generate revenues from operations.

Under the BCBCA, the Resulting Issuer will be unable to declare or pay a dividend if there are reasonable grounds for believing that: (a) the Resulting Issuer is insolvent; or (b) the payment of the dividend would render the Resulting Issuer insolvent.

Principal Securityholders

Upon completion of the Acquisition, it is anticipated that no persons will own of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the issued and outstanding Resulting Issuer Shares.

Directors, Officers and Promoters

Upon completion of the Acquisition, the Board of Directors will consist of three persons: Chet Idziszek, Steven Garwin and Larry Kornze. See “Particulars of Matters to be Acted Upon – Election of Directors”. The proposed officers of the Resulting Issuer are Chet Idziszek as President and Chief Executive Officer and Ian Brown as Chief Financial Officer and Corporate Secretary.

The persons named below will be presented for election at the Meeting as management’s nominees for directors to be appointed upon completion of the Acquisition. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Resulting Issuer or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Resulting Issuer or the provisions of the BCBCA.

The following table sets out the names of the nominees for election as directors and also the names of the proposed officers upon completion of the Acquisition, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director or officer, the first and last positions held in the Resulting Issuer, their present principal occupations and the number of common shares of the Resulting Issuer or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, municipality of residence and proposed position and office to be held	Principal occupation within the five preceding years	Director/ officer since	Number of Post-Consolidation Common Shares beneficially owned or controlled or directed, directly or indirectly
CHET IDZISZEK(1) Powell River, British Columbia, Canada President and Chief Executive Officer and Director	Geologist; President of the Company	Director since 1993	1,203,397(2) (4.5%)
STEVEN GARWIN(1) Baskerville, Western Australia, Australia Director	Geologist; Director of Steven L. Garwin Pty Ltd.	Proposed Director	500,000 (1.9%)
LARRY KORNZE(1) Boise, Idaho, USA Director	Independent mining and metals professional	Proposed Director	50,000 (0.2%)
IAN BROWN Vancouver, British Columbia, Canada Chief Financial Officer	Chartered Accountant; Chief Financial Officer of the Company.	Officer since 2007	nil (0%)

Notes:

(1)	Proposed member of the Audit Committee of the Resulting Issuer.
(2)	Does not include any indirect holdings by virtue of any control over Nell Dragovan’s (spouse) shares.

Management

The new executive officers of the Resulting Issuer are proposed to be: Chet Idziszek as President and Chief Executive Officer and Ian Brown as Chief Financial Officer and Corporate Secretary. The new directors of the Resulting Issuer are proposed to be Chet Idziszek, Steven Garwin and Larry Kornze.

Chet Idziszek: President and Chief Executive Officer, age 66

Mr. Idziszek is President and Chief Executive Officer and a director of the Company. Mr. Idziszek holds a Master of Applied Sciences degree from McGill University and has worked as an exploration geologist and exploration executive with numerous international mining companies for over 40 years. He has been recognized by his industry peers for his central role in the discovery and development of the Eskay Creek gold deposit in Canada, being designated “Mining Man of the Year” in 1990 and “Prospector of the Year” in 1994. He has also been recognized for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold-molybdenum deposits in Panama. He was a director of Arequipa Resources Ltd. which discovered the Pierina gold deposit subsequently acquired by Barrick Gold Corp. in 1996 for USD $790 million. Since 2005, his principal focus was Oromin Explorations Ltd. and its joint venture on the OJVG Gold Project in eastern Sénégal. On October 4, 2013, Teranga Gold Corporation completed the acquisition of all the issued and outstanding shares of Oromin Explorations Ltd. by way of a takeover bid. Mr. Idziszek will work full-time for the Resulting Issuer fulfilling the duties required of a President, Chief Executive Officer and director of a public company listed on the TSXV, supported by management and the Board of Directors. Mr. Idziszek will be an employee of the Company and he has not entered into a non-competition or non-disclosure agreement with BMG nor does he propose to enter into such an agreement with the Resulting Issuer.

Ian Brown: Chief Financial Officer and Corporate Secretary, age 66

Mr. Brown is Chief Financial Officer of the Company. Mr. Brown holds a Bachelor of Commerce degree from the University of Toronto and obtained his Charted Accountant designation in 1975. Mr. Brown has acted as a senior executive and/or director of a number of public companies including several junior mining companies for over 35 years. In addition to his position as Chief Financial Officer of the Company, Mr. Brown is the Chief Financial Officer of Lund Enterprises Corp. and a director of Serengeti Resources Corp. From 2007 to 2013, Mr. Brown’s principal occupation was acting as Chief Financial Officer of Oromin Explorations Ltd. Mr. Brown will work part-time (10%) for the Resulting Issuer fulfilling the duties required of a Chief Financial Officer of a public company listed on the TSXV, supported by the other executive officers and the Board of Directors. Mr. Brown will be an employee of the Company and he has not entered into a non-competition or non-disclosure agreement with BMG nor does he propose to enter into such an agreement with the Resulting Issuer.

Larry Kornze: Director, age 66

Mr. Kornze is a proposed director of the Resulting Issuer. Mr. Kornze retired from Barrick Gold Corporation as the General Manager of Exploration for Mexico and Central America, and International Evaluations. Prior to working internationally, Mr. Kornze was the US Exploration Manager for Barrick Gold Exploration Inc. and was responsible for the Goldstrike Mine exploration with discoveries at Betze, Meikle, Deepstar, Screamer and Rodeo. Mr. Kornze also held various positions with Nemont and Getting Mining Co. in North America. Mr. Kornze obtained his professional engineer designation in 1977. Mr. Kornze has acted as a consultant and director of several junior mining companies. During the five years prior to the date of this Information Circular, Mr. Kornze has been a director of Candente Gold Corp. (since April 2010), Goldex Resources Corporation (since June 2006), Dynasty Gold Corp. (May 2005), Mexivada Mining Corporation (October 2004) and Duncan Park Holdings Corporation (January 2003). Mr. Kornze will work part-time (10%) for the Resulting Issuer fulfilling the duties required of a director of a public company listed on the TSXV, supported by the other directors of the Resulting Issuer. Mr. Kornze will not be an employee or independent contractor of the Resulting Issuer and has not entered into a non-competition or non-disclosure agreement with BMG nor does he propose to enter into such an agreement with the Resulting Issuer.

Steven Garwin: Director, age 52

Mr. Garwin is a professional geologist and proposed director of the Resulting Issuer. From 2003-2007, he was the principal geologist at Geoinformatics Exploration, chief geologist for Newmont Mining from 2000 – 2002 and regional geologist for Newmont Mining Corporation from 1997-2000. During the five years prior to the date of this Information Circular, Mr. Garwin has been a consultant for various junior mining companies. Mr. Garwin became a fellow of the Society of Economic Geologists in 1996, a fellow of the Australian Institute of Mining and Metallurgy in 2012 and a fellow of the Australian Institute of Geoscientists in 2013. Mr. Garwin will work part-time (10%) for the Resulting Issuer fulfilling the duties required of a director of a public company listed on the TSXV, supported by the other directors of the Resulting Issuer. Mr. Garwin will be the technical director for the Resulting Issuer and provide high-level technical support and guidance for the exploration program. He will be compensated for the work conducted as and independent contractor by receiving a commensurate daily fee. Mr. Garwin has not entered into a non-competition or non-disclosure agreement with BMG nor does he propose to enter into such an agreement with the Resulting Issuer.

Corporate Cease Orders or Bankruptcies

To the best of management’s knowledge, no proposed director or officer is, or has been within the last 10 years, a director or executive officer or promoter of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankrup tcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the best of management’s knowledge, no proposed director or officer or promoter of the Resulting Issuer or a securityholder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

To the best of the management’s knowledge, no proposed director, officer or promoter or securityholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, has:

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be co nsidered important to a reasonable securityholder making a decision about the Acquisition.

Promoter Consideration

No person will be considered a promoter of the Resulting Issuer upon completion of the Acquisition that is not also a director or officer of the Resulting Issuer upon completion of the Acquisition.

Conflicts of Interest

See “Risk Factor – Possible Conflicts of Interest of Director rs and Officers of the Resulting Issuer.”

Other Reporting Issuer Experience

The following sets out the proposed directors and officers of the Resulting Issuer that are, or have been within the last five years, directors or officers of other reporting issuers:

Name	Names and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Chet Idziszek	Lund Enterprises Corp.	TSX Venture	President	Dec 1998	Current
	(British Columbia)		Chairman of Board	Dec 2009	Current
			Chief Executive Officer	Feb 2003	Current
	Oromin Explorations	TSX	Director	Feb 1994	Aug 2013
	Ltd.		President	June 1999	Aug 2013
	(British Columbia)		Chief Executive Officer	June 1999	Aug 2013

Name	Names and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
	Roxgold Inc. (British Columbia)	TSX Venture	Director	Nov 2010	Sept 2012
Larry Kornze	Candente Gold Corp. (British Columbia)	TSX Venture	Director	April 2010	Current
	Goldex Resources Corporation (British Columbia)	TSX Venture	Director	June 2006	Current
	Dynasty Gold Corp. (British Columbia)	TSX Venture	Director	May 2005	Current
	Mexivada Mining Corporation (British Columbia)	TSX Venture	Director	October 2004	Current
	Duncan Park Holdings Corporation (Ontario)	TSX Venture	Director	January 2003	Current
	X-Cal Resources Ltd. (British Columbia)	TSX	Director	March 2004	August 2010
	Gold Summit Corporation (Canada)	TSX Venture	Director	July 2003	August 2010
	Candente Resources Corp. (British Columbia)	TSX	Director	October 2002	April 2010
Ian Brown	Serengeti Resources Inc. (British Columbia)	TSX Venture	Director	May 1989	Current
	Lund Enterprises Corp. (British Columbia)	TSX Venture	Chief Financial Officer	April 2007	Current
	Oromin Explorations Ltd. (British Columbia)	TSX	Chief Financial Officer	Apr 2007	Aug 2013

Executive Compensation

The following table sets forth the proposed compensation for the Resulting Issuer’s CEO, CFO and three most highly compensated executive officers for the 12-month period post-Acquisition:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP+ Payouts ($)	All Other Compensation ($)
Chet Idziszek President and CEO	2014	nil	nil	nil	nil	nil	nil	nil
Ian Brown CFO and Corporate Secretary	2014	$18,000	nil	nil	nil	nil	nil	nil

Except as otherwise described in this Information Circular, the Resulting Issuer will continue with the same compensation program of the Company it had before the proposed Acquisition. See “Information Concerning the Company – Compensation Discussion and Analysis”.

It is not expected that the Resulting Issuer will enter into any employment contracts with its CEO, CFO or other executive officers during the 12-month period post-Acquisition except that the CFO will continue to be paid $1,500 as a monthly retainer plus $200 per hour for hours in excess of 10 per month as appropriate (and as agreed with the CFO).

It is not expected that the Resulting Issuer will have any arrangements, standard or otherwise, pursuant to which directors will be compensated by the Resulting Issuer for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts.

Indebtedness of Directors and Officers

No individual who: (a) is a director or officer of the Company or BMG or is proposed to be a director or officer of the Resulting Issuer; (b) at any time during the most recently completed financial year of the Company or BMG was, a director or officer of the Company or BMG; or (c) is an associate of any of the foregoing, is either: (i) indebted to the Company or BMG or a subsidiary of either the Company or BMG; or (ii) indebted to another entity with such indebtedness being the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or BMG.

Investor Relations Arrangements

The Resulting Issuer is expecting to manage its own investor relations programs post-closing of the Acquisition.

Options to Purchase Securities

There will be no stock options that will be outstanding upon completion of the Acquisition and there are no proposed grants of Stock Options.

Stock Option Plan

The Company’s Stock Option Plan will continue as the Resulting Issuer’s stock option plan. See “Information Concerning the Company – Stock Option Plan.”

Escrowed Securities

Pursuant to the policies of the TSXV, securities of the Resulting Issuer held by directors and officers of the Resulting Issuer will be subject to escrow as required by the TSXV.

All of the Resulting Issuer securities subject to escrow shall be held in escrow pursuant to the terms of an escrow agreement in the form prescribed by TSXV (Form 5D). It is expected that Computershare Investor Services Inc. will serve as the escrow agent.

Escrowed securities are expected to be subject to a 36-month staged release escrow commencing from the date TSXV issues its final acceptance bulletin in respect of the Acquisition. Subject to the determination by the TSXV, the escrowed securities may be released in stages with 10% of the securities being released from escrow immediately and the balance being released in six equal installments every six months thereafter. Alternatively, the TSXV may require the escrowed securities to be released as follows: 5% of the securities being released from escrow upon TSXV acceptance of the Acquisition, 5% of the securities six months thereafter, 10% of the securities 12 months thereafter, 10% of the securities 18 months thereafter, 15% of the securities 30 months thereafter and 40% of the securities 36 months thereafter.

To the knowledge of the Company and BMG, as of the date of this Information Circular, the following securities of the Resulting Issuer will be held in escrow after giving effect to the Share Exchange:

		Prior to Giving Effect to the Transaction		After Giving Effect to the Transaction
Name and Municipality of Residence of Securityholder	Designation of Class	Number of Securities Held in Escrow	Percentage of Class	Number of Securities to be Held in Escrow	Percentage of Class
Chet Idziszek Powell River, British Columbia, Canada	common shares	nil	0%	1,203,397	4.5%
Larry Kornze Middleton, Idaho, USA	common shares	nil	0%	50,000	0.2%
Steven Garwin Baskerville, Western Australia, Australia	common shares	nil	0%	500,000	1.9%

Auditor

It is expected that the auditor, Davidson & Company LLP, will continue as the auditor of the Resulting Issuer. Davidson & Company LLP’s offices are located at 609 Granville Street, Vancouver, British Columbia, V7Y 1G6.

Transfer Agent and Registrar

It is expected that the transfer agent and registrar of the Company, Computershare Investor Services Inc., will continue as the transfer agent and register of the Resulting Issuer. Transfers of the securities of the Resulting Issuer may be recorded at registers maintained by Computershare Investor Services Inc. in Vancouver.

Sponsorship

Sponsorship in the context of a reverse takeover is required by the TSXV unless exempt in accordance with TSXV Policy 2.2. Madison has applied for an exemption from the sponsorship requirements under TSXV Policy 2.2. However, there is no assurance that Madison will ultimately obtain this exemption.

RISK FACTORS

There can be no assurance that the Acquisition, either on the terms of the Share Exchange Agreement or as negotiated, will be completed. The Acquisition is subject to approval by the TSXV, which may never be obtained.

If the Acquisition proceeds, the Resulting Issuer will be subject to a number of risks due to, among other things, the nature of the business in which the Resulting Issuer will hold an interest and the limited extent of its assets. These risks and uncertainties are not the only ones facing the Resulting Issuer. Additional risks and uncertainties not presently known to the Company and BMG, or that the Company and BMG currently deems immaterial, may also impair the operations of the Resulting Issuer. If any such risks actually occur, the business, financial condition and/or liquidity and results of operations of the Resulting Issuer could be materially adversely affected. In evaluating the Resulting Issuer, the following factors should be considered:

Properties Without Known Mineable Reserves

The Lewis Property is in the exploration stage, and it has not yet been determined that it contains mineralization that is economically recoverable. The activities of the Resulting Issuer will continue to be directed towards the search for, evaluation of and development of mineral deposits. There is no assurance that the expenditures of the Resulting Issuer will result in discoveries of commercial ore bodies. Furthermore, there can be no assurance that the Resulting Issuer’s estimates of future exploration expenditures will prove accurate, and actual expenditures may be significantly higher than currently anticipated.

Mineral Deposits and Production Costs; Commodity Prices

The economics of developing mineral deposits are affected by many factors including variations in the grade of ore mined, the cost of operations, and fluctuations in the sales price of products. The value of the Lewis Property will be heavily influenced by commodity prices. Commodity prices can and do change by substantial amounts over short periods of time, and are affected by numerous factors beyond the control of the Resulting Issuer, including changes in the level of supply and demand, international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production arising from improved mining and production methods and new discoveries. There can be no assurance that the prices of mineral products will be sufficient to ensure that the Lewis Property can be mined profitably. Depending on the price received for commodities produced, the Resulting Issuer may determine that it is impractical to commence or continue commercial production.

The grade of any ore ultimately mined from a mineral deposit may differ from that predicted from drilling results. Production volumes and costs can be affected by such factors as the proximity and capacity of processing facilities, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on the results of operations. Moreover, there can be no assurance that any minerals recovered in small scale laboratory tests will be achieved under production scale conditions. Although precautions to minimize risks will be taken, processing operations are subject to hazards such as equipment failure or failure of tailings impoundment facilities, which may result in environmental pollution and consequent liability.

Current Global Financial Condition

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Resulting Issuer to obtain equity or debt financing in the future on terms favourable to the Resulting Issuer. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Resulting Issuer’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

History of Losses

The Resulting Issuer is deemed to be a development-stage company. The Resulting Issuer will have no producing properties and, consequently, have no operating revenue or cash flow. The Resulting Issuer expects to have operating losses for a period of time and there can be no assurance that the Resulting Issuer will be able to achieve or sustain profitability in the future. The Resulting Issuer expects to be in a much better financial situation if the Acquisition completes and expects to be solvent and able to meet its obligations as they become due.

Requirement of Additional Financing

The exploration and development of the Resulting Issuer’s properties, including continuing exploration and development projects, and the construction of mining facilities and the commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration development or production on any or all of the Resulting Issuer’s properties or even a loss of a property interest. Sources of funds now available to the Resulting Issuer are limited and may include the sale of equity capital, properties, royalty interests, the entering into of future joint ventures and the exercise of outstanding options and warrants. Additional financing may not be available when needed or, even, if available, the terms of such financing might not be favorable to the Resulting Issuer and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations and the Resulting Issuer may not be able to continue as a going concern.

Exploration and Development Risks

Mineral exploration and mining involve considerable financial and technical risk. Substantial expenditures are usually required to establish ore reserves, to evaluate metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to assure that the current exploration programs planned by the Resulting Issuer will result in profitable commercial mining operations, as few properties that are explored are ultimately developed into producing mines. Unusual or unexpected geological formations, unstable ground conditions that could result in cave-ins or landslides, floods, power outages or fuel shortages, labour disruptions, fires, explosions, and the inability to obtain suitable or adequate machinery, equipment or labour are risks associated with the conduct of exploration programs and the operation of mines. The Resulting Issuer has no experience in the development and operation of mines and in the construction of facilities required to bring mines into production. The Resulting Issuer will rely upon consultants for expertise with respect to the construction and operation of a mining facility.

Environmental Risks and Hazards

All phases of the Resulting Issuer’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Resulting Issuer’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Resulting Issuer holds interests which are unknown to the Resulting Issuer at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, or may in the future be, required in connection with the Resulting Issuer’s operations. To the extent such approvals are required and not obtained, the Resulting Issuer may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Resulting Issuer, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Resulting Issuer and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Governmental Regulation of the Mining Industry

The mineral exploration activities of the Resulting Issuer are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to protection of the environment. Although the Resulting Issuer believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Resulting Issuer or more stringent implementation thereof could have a material adverse effect on the business, financial condition and results of operations of the Resulting Issuer. The current mining licenses for the Lewis Property can be revoked if they are not kept in good standing through the required expenditures and exploration work.

As the Lewis Property is located in Nevada, USA, the Resulting Issuer is subject to the laws of that foreign jurisdiction.

Fluctuations in the Market Price of Mineral Commodities

If the Resulting Issuer seeks to bring a property to production, the profitability of its operations will be dependent in part upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Resulting Issuer. The level of interest rates, the rate of inflation, the world supply of and demand for mineral commodities, and exchange rate stability can all cause significant price fluctuations. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations.

Currency

Currency fluctuations (principally between the CDN$ and US$) may materially affect the financial position and results of the Resulting Issuer. The Resulting Issuer will not engage in currency hedging to offset any risk of currency fluctuations. The costs of carrying out the exploration program recommended in the Lewis Report are likely to be incurred in US dollars.

Uninsured Risks

The Resulting Issuer will not carry insurance to protect against certain risks. Risks not insured against in each case include environmental pollution, earthquake damage, mine flooding or other hazards against which mining exploration corporations cannot insure or against which the Resulting Issuer may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations.

Competition

The mining industry is intensely competitive in all of its phases and the Resulting Issuer will compete with many companies possessing greater financial and technical resources than itself. Competition in the base and precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and, the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis. Such competition may result in the Resulting Issuer being unable to acquire desired properties (due to the auction process involved in property acquisition), to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Resulting Issuer’s prospects for mineral exploration and success in the future.

Dependence upon Key Management Personnel and Executives

The Resulting Issuer will be dependent upon the continued support and involvement of a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Resulting Issuer. The Resulting Issuer’s ability to manage its exploration and development activities and, hence, its success, will depend in large part on the efforts of these individuals. The Resulting Issuer faces intense competition for qualified personnel and there can be no assurance that the Resulting Issuer will be able to attract and retain such personnel.

Possible Conflicts of Interest of Directors and Officers of the Resulting Issuer

Certain of the directors and officers of the Resulting Issuer also serve as directors, officers and/ or advisors of and to other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Resulting Issuer expects that any decision made by any of such directors and officers involving the Resulting Issuer will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Resulting Issuer and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the BCBCA and any other applicable law.

Absence of Dividends

Neither the Company nor BMG has ever paid a dividend on its common shares, and the Resulting Issuer does not expect to do so in the foreseeable future.

Risk of Dilution

Under applicable Canadian law, shareholder approval may not be required for the Resulting Issuer to issue common shares. Moreover, the Resulting Issuer has commitments that could require the issuance of a substantial number of additional the Resulting Issuer Shares, in particular warrants exercisable into the Resulting Issuer Shares. The future business of the Resulting Issuer will require substantial additional financing which will likely involve the sale of equity capital. The Resulting Issuer can also be expected to issue additional options, warrants and other financial instruments, which may include debt. Future issuances of equity capital may have a substantial dilutive effect on existing shareholders. The Resulting Issuer is not able at this time to predict the future amount of such issuances or dilution.

Value Assigned to BMG May Not be Indicative of Its Fair Market Value

The valuation placed on BMG for the purposes of the Acquisition has been determined by negotiation between BMG and the Company. The factors included in determining valuation were the prospects of BMG developing earnings in the future and the industry in which it competes. The decision of the Board of Directors to approve the Acquisition is based on strategic considerations, with little regard for valuation considerations, principally because of the difficulty in ascribing a meaningful value to BMG. There can be no assurance that the number of the Consideration Shares issued to the BMG Shareholders will not, in the fullness of time, prove to be excessive. If the market determines that the number of such shares is excessive, the market price of the Resulting Issuer Shares will be adversely affected.

Title Matters

The acquisition of title to resource properties is a very detailed and time-consuming process. The Resulting Issuer will hold an interest in the Lewis Property through mining claims. Title to, and the area of, the mining claims may be disputed. Although the Resulting Issuer believes it has taken reasonable measures to ensure proper title to the Lewis Property, there is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the Lewis Property in which the Resulting Issuer may have an interest, which, if successful, could result in the loss or reduction of the Resulting Issuer’s interests.

Although title to the Lewis Property has been reviewed by or on behalf of the Resulting Issuer, no assurances can be given that there are no title defects affecting the Lewis Property. BMG’s ability to ensure that it has obtained secure claims to individual mineral properties may be severely constrained. BMG has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Lewis Property may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Resulting Issuer may be unable to conduct work on the Lewis Property as permitted or to enforce its rights with respect to the Lewis Property.

Licenses and Permits

The operations of the Resulting Issuer may require licenses and permits from various governmental authorities. There can be no assurance that the Resulting Issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its properties.

Payment Obligations Relating to Properties

It is estimated that the Resulting Issuer will be required to make expenditures in each fiscal year to keep the Lewis Property interests in good standing. Failure to make these payments or any required exploration expenditures could require the Resulting Issuer to forfeit interests in the Lewis Property. There can be no assurance that funds will be available in the future to permit the Resulting Issuer to satisfy these obligations.

GENERAL MATTERS

Opinions and Interests of Experts

The auditors of the Company and BMG are Davidson & Company LLP. The partners and managers of Davidson & Company LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company or BMG or any associate or affiliate of Company or BMG.

Information of a scientific or technical nature regarding the Lewis Property is included in this Information Circular based upon the Lewis Report. The Lewis Report provides an independent technical review of the Lewis Property. B.R. Atkinson, B.Sc., P.Geol., M.Aus. IMM, is a “Qualified Person” as such term is defined in NI 43-101 and is independent of the Company and BMG within the meaning of NI 43-101 and does not beneficially own, directly or indirectly, any securities of Company or BMG or any associate or affiliate of Company or BMG.

Other Material Facts

There are no other material facts about the Company, BMG, or the Resulting Issuer that are to be disclosed elsewhere in this Information Circular.

Other Business

Management is not aware of any other matters than those set forth in the Notice of Meeting to come before the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

Approvals and Signature

The contents of this Information Circular and the sending of it to each Shareholder, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Board.

GLOSSARY OF TECHNICAL TERMS

This glossary comprises a general list of common technical terms that are typically used by geologists. The list has been edited to conform in general to actual usage in the body of the Lewis Report. However, the inclusion of a technical term in this glossary does not necessarily mean that it appears in the body of the Lewis Report, and no imputation should be drawn. Investors should refer to more comprehensive dictionaries of geology in printed form or available on the internet for a complete glossary.

“aeromagnetic survey” Systematic measurement and collection, from an aircraft, of the earth’s magnetic field at regular intervals.

“agglomerate” A volcanic breccia formed by disruption of a solidified lave crust.

“alluvial deposit” A mineral deposit consisting of recent surface sediments laid down by water.

“alteration” The change in the mineral composition of a rock, commonly due to hydrothermal activity.

“alteration zone” A zone in which rock-forming minerals have been chemically changed.

“andesite” A fine-grained, dark-coloured extrusive rock.

“anomaly” A departure from the expected or normal background.

“auger sampling” A sampling technique utilizing a screw-like tool to obtain shallow samples.

“AusIMM” Australasian Institute of Mining and Metallurgy.

“autunite” A lemon-yellow to pale green, strongly radioactive hydrated calcium uranyl phosphate mineral, chemical formula Ca(UO2)2(PO4)2•11(H2O).

“basalt” A dark-coloured igneous rock.

“base-metal” A non-precious metal, usually referring to copper, lead and zinc.

“basic” Used to describe an igneous rock having relatively low silica content.

“breccia” A rock composed of angular rock fragments.

“bulk sample” A large volume of soil or rock obtained for examination or analysis.

“Cainozoic” An era of geological time from the end of the Mesozoic to the present.

“calcalkaline” Igneous rocks containing calcium-rich feldspar.

“calcrete” Superficial gravels cemented by secondary calcium carbonate.

“Cambrian” A period of geological time approximately from 506 Ma to 544 Ma.

“Carboniferous” A period of geological time approximately from 295 Ma to 355 Ma.

“carnotite” A bright yellow to greenish-yellow, radioactive hydrated uranium silicate mineral, chemical formula USiO4.OH.

“chalcopyrite” A mineral of copper with the chemical formula CuFeS2.

“clastic” A rock composed principally of fragments derived from pre-existing rocks.

“coffinite” A black to pale brown, radioactive hydrated uranium vanadate mineral, chemical formula K2(UO2)2(VO4)2•3(H2O).

“comagmatic” A set of igneous rocks that are regarded as being derived from a common parent magma.

“complex” An assemblage of rocks of various ages and origins intricately mixed together.

“conglomerate” A sedimentary rock formed by the cementing together of water-rounded pebbles, distinct from a breccia.

“costean” A trench excavated in the surface for the purpose of geological investigation.

“craton” A major part of the Earth’s crust that has been stable and little deformed for a long time.

“Cretaceous” A period of geological time approximately from 65 Ma to 135 Ma.

“crosscut” A level driven across the main direction of underground mine workings.

“cut-off grade” The lowest or highest assay value that is included in a resource estimate.

“dacite” A fine-grained extrusive rock composed mainly of plagioclase, quartz and pyroxene or hornblende or both. It is the extrusive equivalent of granodiorite.

“Devonian” A period of geological time approximately from 355 Ma to 410 Ma.

“diamond drilling” Rotary drilling technique using diamond set or impregnated bits, to cut a solid, continuous core sample of the rock. The core sample is retrieved to the surface, in a core barrel, by a wire line.

“dilution” The proportion of material which is inadvertently included during mining operations, and which is generally of a significantly lower grade than the ore zone of interest.

“dip” The angle at which any planar feature is inclined from the horizontal.

“dolerite” An intrusive rock consisting mostly of dark mafic minerals.

“dyke” A tabular igneous intrusion that cuts across the bedding or other planar structures in the host rock.

“EM survey” Electromagnetic survey. A method of measuring the alternating magnetic fields associated with electrical currents artificially or naturally maintained in the subsurface. A technique often used to identify massive sulphide deposits.

“extrusive” Igneous rock that has been erupted on to the surface of the earth.

“feldspar” A group of abundant rock-forming minerals with the general formula Mal(Al,Si)3O8, where M can be K, Na, Ca, Ba, Rb, Sr or Fe.

“felsic” Light coloured rocks containing an abundance of feldspars and quartz.

“foliation” A planar arrangement of features in any type of rock.

“foreland basin” A basin formed within a continental setting, often adjacent to a mountain range.

“Frasnian” A stratigraphic name for a stage at the base of the European Upper Devonian (around 370-375 Ma). Ga Billion years ago.

“gabbro” A coarse-grained intrusive igneous rock composed chiefly of plagioclase feldspar and pyroxene.

“GIS” Geographic Information System. A system devised to present spatial data in a series of compatible and interactive layers.

“Givetian” A stratigraphic name for a stage at the top of the European Middle Devonian (around 375-380 Ma).

“gossan” A ferruginous deposit remaining after the oxidation of the original sulphide minerals in a vein or ore zone.

“graben” An elongate, relatively depressed crustal unit or block that is bounded by faults on its long sides.

“granitoids” A general term to describe coarse-grained, felsic intrusive plutonic rocks, resembling granite.

“granodiorite” A coarse-grained granitic rock containing quartz, feldspar and biotite.

“gravity survey” Systematic measurement and collection of the earth’s gravitational field at the surface at regular intervals. Used to discern different rock types based on associated variations with differences in the distribution of densities, and hence rock types.

“greenschist” A schistose metamorphic rock which owes its green colour and schistosity to abundant chlorite and lesser epidote and/or actinolite.

“ignimbrite” The rock formed by the widespread deposition and consolidation of volcanic ash flows (=welded tuff).

“indicated resource” A mineral resource sampled by drill holes, underground openings or other sampling procedures at locations too widely spaced to ensure continuity but close enough to give a reasonable indication of continuity, and where geoscientific data is known with a reasonable level of reliability.

“inferred resource” A mineral resource inferred from drill holes, geoscientific evidence, underground openings or other sampling procedures where the gaps in the data are such that continuity cannot be predicted with confidence, and where geoscientific data may not be known with a reasonable level of reliability.

“intermediate” Igneous rocks whose composition is intermediate between felsic and mafic rocks.

“intracratonic” Within a large, stable mass of the earth’s crust.

“IP survey” Induced Polarization survey - an electrical geophysical survey technique measuring the magnetic field spontaneously induced in a volume of rock by the application of an electric current. This technique is often used to identify disseminated sulphide deposits.

“ironstone” A rock formed by cemented iron oxides.

“I-type granite” A granite that results from igneous magmatic processes.

“JORC” Joint Ore Reserves Committee - The Australasian Institute of Mining and Metallurgy. The guidelines of the JORC Code (1999) are observed in the calculation and reporting of ore resources and ore reserves.

“jordisite” An amorphous variety of molybdenite.

“Jurassic” A period of geological time approximately from 135 Ma to 203 Ma.

“LandSat imagery” Reflective light data of the earth’s surface collected by the LandSat satellite and commonly processed to enhance particular features. Includes the visible and invisible light spectrums.

“lithic tuff” A tuff containing fragments of previously formed non-pyroclastic rocks.

“Ma” Million years ago.

“mafic” A dark-coloured rock composed dominantly of magnesium, iron and calcium-rich rock-forming silicates, and for rocks in which these minerals are abundant.

“magma” Naturally occurring molten rock, generated within the earth.

“magnetic anomalies” Zones where the magnitude and orientation of the earth’s magnetic field differs from adjacent areas.

“magnetic survey” Systematic collection of readings of the earth’s magnetic field. The data are collected on the surface or from aircraft.

“mantle” The zone in the earth between the crust and the core.

“massive sulphides” Rock containing abundant sulphides that constitutes close to 100% of the rock mass.

“Mesoproterozoic” An era of geological time approximately from 1000 Ma to 1600 Ma.

“mesothermal” Mineral deposits formed (precipitated) at moderate temperatures.

“Mesozoic” An era of geological time approximately from 65 Ma to 248 Ma.

“metamorphism” The mineral, chemical and structural adjustment of solid rocks to new physical and chemical conditions that differ from those under which the rocks originated.

“meteoric water” Water derived from the earth’s atmosphere.

“molybdenite” The main ore of molybdenum; a lead-grey hexagonal mineral with composition MoS2.

“monzogranite” A granular plutonic rock with a composition between monzonite and granite.

“nappe” A sheet-like block of rock that has moved predominantly horizontally.

“Neoproterozoic” An era of geological time approximately from 544 Ma to 1000 Ma.

“Ordovician” An era of geological time approximately from 435 Ma to 500 Ma.

“oxide” Pertaining to weathered or oxidised rock.

“Palaeoproterozoic” An era of geological time approximately from 1600 Ma to 2500 Ma.

“Palaeozoic” An era of geological time approximately from 248 Ma to 544 Ma.

“pelite” A sediment or sedimentary rock composed of the finest detritus (clay or mud-sized particles).

“penecontemporaneous” Formed at almost the same time.

“percussion” A method of drilling where the rock is broken into small chips by a hammering action.

“Permian” An era of geological time approximately from 248 Ma to 295 Ma.

“phenocryst” One of the relatively large and conspicuous crystals in a porphyritic rock.

“phyllite” A metamorphosed rock, intermediate between slate and schist. Micaceous minerals impart a sheen to the cleavage surfaces, which are commonly wrinkled.

“pitchblende” A massive brown to black variety of uraninite.

“plunge” The attitude of a line in a plane which is used to define the orientation of fold hinges, mineralised zones and other structures.

“porphyritic” Descriptive of igneous rocks containing relatively large crystals set in a finer-grained groundmass. ppb, ppm Parts per billion, parts per million (quantitative equivalent of g/t).

“Proterozoic” An era of geological time approximately from 544 Ma to 2500 Ma.

“pyrite” A common iron sulphide mineral with the chemical formula FeS2.

“quartz” A common silica mineral with the chemical formula SiO2.

“RAB drilling” Rotary Air Blast drilling - a method of rotary drilling in which sample is returned, using compressed air, to the surface in the annulus between drill-rod and the drill-hole. This is a relatively inexpensive but less accurate drilling technique than RC or diamond coring.

“radiometric survey” Systematic collection of radioactivity emitted by rocks at or near the earth’s surface; usually collected by helicopter or fixed wing aircraft.

“RC drilling” Reverse Circulation drilling - a method of rotary drilling in which the sample is returned to the surface, using compressed air, inside the inner-tube of the drill-rod. A more accurate drilling technique than simple percussion drilling, the RC technique minimises contamination.

“refractory” Descriptive of ore difficult to treat for recovery of valuable minerals.

“rhyolite” A volcanic rock composed chiefly of potassium feldspar and quartz.

“rift basin” A large fault-bound depression, in-filled with volcanic and/or sedimentary material.

“schist” Strongly foliated crystalline metamorphic rock. Elongate minerals tend to be aligned in parallel.

“scintillometer” An instrument that measures ionising radiation by counting the flashes of light produced in a fluorescent material by radioactive particles.

“sericite” A white, fine-grained mica, usually formed as an alteration product of various silicates in metamorphic rocks and the wall rocks of ore deposits.

“shear zone” A zone in which rocks have been deformed primarily in a ductile manner in response to applied stress.

“sheetwash” A widely distributed, thin blanket of sediment deposited in a broad, poorly defined drainage.

“SHRIMP” “Sensitive High-Resolution Ion Microprobe”, a very accurate method of determining the ages of rocks.

“silicified” The alteration or replacement of primary minerals by silica.

“Silurian” An era of geological time approximately from 410 Ma to 435 Ma.

“skarn” A thermally metamorphosed impure limestone.

“slate” Metamorphosed shale that can be split into slabs and thin plates.

“soil sampling” The collection of soil specimens for mineral analysis.

“stockwork” A network of (usually) quartz veinlets produced during pervasive brittle fracture.

“stratabound” Occurring within and parallel to the rock strata, but not necessarily deposited at the same time.

“stratiform” Occurring within and parallel to the rock strata, and deposited at the same time.

“stream sampling” The collection of stream sediments for mineral analysis.

“strike” The direction or bearing of a geological structure on a level surface, perpendicular to the direction of dip.

“stringer” A small, thin discontinuous or irregular veinlet.

“subduction” The process where one slab of the Earth’s crust descends beneath another.

“syncline” A basin-shaped fold.

“syntectonic” Occurring or forming at the same time as deformation and metamorphism.

“t, tpa” Metric tonne, tonnes per annum.

“tectonics” The processes that create the broad architecture of the surface of the earth.

“tectonism” A general term for all movement of the crust produced by tectonic processes.

“Tertiary” Applied to the first period of the Cainozoic era, 1.8 Ma to 6 Ma.

“tholeiitic” A term applied to mafic or ultramafic rocks composed predominantly of magnesium-rich feldspar and pyroxene minerals.

“torbernite” A bright green, strongly radioactive hydrated copper uranyl phosphate mineral, chemical formula Cu(UO2)2(PO4)2•11(H2O). Popular with mineral collectors.

“trench” A long, narrow depression in the sea floor.

“Triassic” Applied to the first period of the Mesozoic era, 203 Ma to 248 Ma.

“tuff” General term for all consolidated volcanic rocks derived from volcanic explosions into the air.

“ultramafic” Igneous rocks consisting essentially of ferro-magnesium minerals with trace quartz and feldspar.

“uraninite” The main ore of uranium, essentially UO2.

“uranophane” A bright yellow radioactive hydrated calcium uranium silicate mineral, chemical formula Ca(UO2)2(SiO3)2(OH)2•5(H2O).

“vesicular” Term for an igneous rock containing small cavities, caused by small bubbles being trapped during the solidification of the rock.

“volcanoclastic” A sedimentary clastic rock containing volcanic material.

APPENDIX A
Audit Committee Charter of Madison Minerals Inc.

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in National Instrument 52-110 Audit Committees, unless otherwise exempted by NI 52-110.

2.	Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.	At all meetings of the Audit Committee every question will be decided by a majority of the votes cast.	In
case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.	The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.	The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.	The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.	The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.	The Audit Committee will periodically review with management depreciation and amortisation policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.	The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.	The Corporation’s external auditor must report directly to the Audit Committee.

5.	The Audit Committee must recommend to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)	the compensation of the external auditor.

6.

Unless otherwise permitted by NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation. The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. Non-audit services will include, without limitation, the following:

(a)	Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

(b)	Financial information systems design and implementation.

(c)	Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

(d)	Actuarial services.

(e)	Internal audit outsourcing services.

(f)	Management functions.

(g)	Human resources.

(h)	Broker or dealer, investment adviser or investment banking services.

(i)	Legal services.

(j)	Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.	The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor (if such position exists)

1.	The Audit Committee will review:

(a)	The internal auditor’s terms of reference.

(b)	The plan and budget for preparation of the internal audit, including financial and operational activities.

(c)	Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.	The Audit Committee will ensure the internal auditor’s involvement with financial reporting is co-ordinated with the activities of the external auditor.

4.	If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.	The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well coordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)	The appetite for financial risk as set forth by management and the Board.

(b)	The Corporation’s policies for the management of significant financial risk.

(c)	Management’s assessment of the significant financial risks facing the Corporation.

(d)	Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.	The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under National Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.	Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.	Review loans made by the Corporation to its directors, officers, employees and consultants.

5.	The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

APPENDIX B

Acquisition Resolution of the Holders of Common Shares of Madison Minerals Inc.

RESOLVED as an ordinary resolution that:

1.

the acquisition by Madison Minerals Inc. (“Madison”) of all of the issued and outstanding securities of Battle Mountain Gold Inc. (“BMG”) from BMG’s existing securityholders in exchange for an aggregate of 15,420,000 common shares and 2,000,000 warrants of Madison and change in the board of directors of Madison pursuant to a Share Exchange Agreement dated March 13, 2014 among Madison, BMG and securityholders of BMG, as more fully described in the management information circular of Madison dated March 28, 2014, is hereby authorized, approved and agreed to; and

2.

any one director or officer of Madison be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Madison, to execute or cause to be executed, under the seal of Madison or otherwise, and to deliver or cause to be delivered all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

APPENDIX C

Financial Statements and Management Discussion and Analysis of Madison Minerals Inc. for the years ended October 31, 2013, October 31, 2012 and October 31, 2011

Previously filed with the SEC.

APPENDIX D

Financial Statements and Management Discussion and Analysis of Battle Mountain Gold Inc. for the year ended October 31, 2013 and period ended October 31, 2012

See attached.

Battle Mountain Gold Inc.

Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

Battle Mountain Gold Inc.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

October 31, 2013 and 2012	Page

Independent Auditor’s Report	3 – 4

Consolidated Statements of Financial Position	5

Consolidated Statements of Comprehensive Loss	6

Consolidated Statements of Cash Flows	7

Consolidated Statements of Changes in Equity	8

Notes to the Consolidated Financial Statements	9 - 26

2

INDEPENDENT AUDITORS' REPORT

To the Directors of
Battle Mountain Gold Inc.

We have audited the accompanying consolidated financial statements of Battle Mountain Gold Inc., which comprise the consolidated statements of financial position as at October 31, 2013 and 2012, and the consolidated statements of comprehensive loss, cash flows and changes in equity for the period from incorporation on April 2, 2012 to October 31, 2012 and for the year ended October 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Battle Mountain Gold Inc. as at October 31, 2013 and 2012 and its financial performance and its cash flows for the period from incorporation on April 2, 2012 to October 31, 2012 and for the year ended October 31, 2013 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Battle Mountain Gold Inc. to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 28, 2014

4

Battle Mountain Gold Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	October 31,	October 31,
	2013	2012
Assets

Current
Cash	$306,285	$39,136
	306,285	39,136
Non-current
Exploration and evaluation assets (Note 3)	356,464	54,945
Total assets	$662,749	$94,081

Liabilities

Current
Accounts payable and accrued liabilities	$158,892	$43,011
Loans from related party (Note 5)	125,347	-
	284,239	43,011

Equity

Share capital (Note 4)	621,252	-
Share subscription advances	35,000	100,000
Accumulated other comprehensive income	4,869	37
Deficit	(282,611)	(48,967)
	378,510	51,070
Total liabilities and equity	$662,749	$94,081

Nature of business and continuance of operations (Note 1)

Subsequent events (Note 10)

Approved and authorized for issue by the Board on March 28, 2014:

“David Elliott” Director

“Richard Andrews” Director

5
The attached notes form an integral part of these consolidated financial statements.

Battle Mountain Gold Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

		Period from
		incorporation
		on April 2,
	Year ended	2012 to
	October 31,	October 31,
	2013	2012
Expenses
Bank charges	$-	$10
Foreign exchange loss (gain)	(1,818)	937
Interest	2,744	-
Legal	77,773	28,254
Property investigation	-	19,766
Share-based payments (Notes 4 and 5)	100,000	-

Loss before other item	178,699	48,967
Write-off of exploration and evaluation assets (Note 3)	54,945	-

Loss for the period	233,644	48,967

Other comprehensive loss (income)
Exchange difference on translation of foreign operations	(4,832)	(37)

Total comprehensive loss	$228,812	$48,930

Basic and diluted loss per share	$0.09	$48,967

Weighted average number of shares outstanding - basic and diluted	2,557,809	1

6
The attached notes form an integral part of these consolidated financial statements.

Battle Mountain Gold Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Period from
		incorporation
		on April 2,
	Year ended	2012 to
	October 31,	October 31,
	2013	2012
Operating activities
Loss for the period	$(233,644)	$(48,967)
Adjustments:
Foreign exchange loss (gain)	(1,818)	937
Interest expense	2,744	-
Share-based payments	100,000
Write-off of exploration and evaluation assets	54,945	-
	(77,773)	(48,030)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	70,186	43,011
	(7,587)	(5,019)
Financing activities
Proceeds from share issuances	240,000	-
Subscription advances	35,000	100,000
	275,000	100,000
Investing activities
Exploration and evaluation assets	-	(54,648)
	-	(54,648)
Change in cash	267,413	40,333
Effect of exchange rate fluctuation on cash	(264)	(1,197)
Cash, beginning of period	39,136	-
Cash, end of period	$306,285	$39,136

Supplementary cash flow information
Interest paid (received) in cash	$-	$-
Income taxes paid in cash	$-	$-

Non-cash investing and financing activities
Shares issued for acquisition and exploration and evaluation assets	$200,000	$-
Share issue costs accrued through accounts payable and accrued liabilities	$18,748	$-
Exploration and evaluation assets through accounts payable and accrued liabilities	$26,947	$-
Exploration and evaluation assets through loans from related parties	$122,603	$-

7
The attached notes form an integral part of these consolidated financial statements.

Battle Mountain Gold Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Share Capital
	Number of	Amount	Share	Accumulated Other	Deficit	Total
	Shares		Subscription	Comprehensive
			Advances	Income – Cumulative
				Translation Adjustment
On incorporation at April 2, 2012	-	$-	$-	$-	$-	$-
Share issuance	1	-	-	-	-	-
Share subscription advances	-	-	100,000	-	-	100,000
Loss for the period	-	-	-	-	(48,967)	(48,967)
Other comprehensive income for the period	-	-	-	37	-	37
Balance at October 31, 2012	1	-	100,000	37	(48,967)	51,070
Shares issued for exploration and evaluation assets	2,000,000	200,000	-	-	-	200,000
Shares issued for cash	4,400,000	440,000	(100,000)	-	-	340,000
Share issue costs	-	(18,748)	-	-	-	(18,748)
Share subscription advances	-	-	35,000	-	-	35,000
Share repurchased by the Company	(1)	-	-	-	-	-
Loss for the year	-	-	-	-	(233,644)	(233,644)
Other comprehensive income for the year	-	-	-	4,832	-	4,832
Balance at October 31, 2013	6,400,000	$621,252	$35,000	$4,869	$ (282,611)	$378,510

8
The attached notes form an integral part of these consolidated financial statements.

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”)) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 20th Floor, 250 Howe Street, Vancouver, British Columbia.

These financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at October 31, 2013, the Company had an accumulated deficit of $282,611 (2012 - $48,967) and has incurred losses since inception. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance future exploration and development of potential business acquisitions, economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitable production. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that sufficient working capital will be obtained through the issuance of additional common shares to meet the Company’s liabilities and commitments as they come due.

Although these financial statements have been prepared using IFRS (“International Financial Reporting Standards”) applicable to a going concern, the above noted conditions may cast significant doubt regarding the Company’s ability to continue as a going concern.

These financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

(b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

9

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc.

(d)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

(e)	Foreign Currencies

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company is the Canadian dollar. The functional currency of Battle Mountain Gold (USA), Inc. is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effect of Changes in Foreign Exchange Rates.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end and exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

10

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Foreign Currencies (continued)

Parent and Subsidiary Companies (Group):

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

-assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

-income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are transferred directly to the Groups foreign currency translation reserve in the statement of comprehensive income. These differences are recognized in the profit or loss in the period in which the operation is disposed of.

(f)	Financial Instruments

Non-derivative financial assets:

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at fair value through profit or loss ("FVTPL")

Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

The Company does not have any assets classified as FVTPL financial assets.

Available-for-sale financial assets ("AFS")

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

The Company does not have any assets classified as AFS financial assets.

11

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Financial Instruments (continued)

Non-derivative financial assets (continued):

Held to maturity (“HTM”)

HTM assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition HTM assets are measured at amortized cost using the effective interest method, less any impairment losses.

The Company does not have any assets classified as HTM.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash is classified as loans and receivables.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: accounts payable and other liabilities, and loans from related party.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs and are classified as other financial liabilities. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

12

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Mineral Exploration and Evaluation Expenditures

Pre -exploration Costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Mineral exploration and evaluation expenditures are classified as intangible assets.

(h)	Cash and cash equivalents

Cash equivalents include highly liquid investments that are readily convertible to cash which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

13

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(j)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Flow-through Shares

The Company will from time to time, issue flow-through common shares to finance its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability and deferred tax expense for the amount of tax reduction renounced to the shareholders. The reduction of the premium previously recorded is recognized as a reduction of deferred tax expense.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian exploration expenses (as defined in the Tax Act).

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Lookback Rule, in accordance with the Tax Act. When applicable, this tax is accrued as a financial expense until paid.

14

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Share-based Payment Transactions

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

15

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Valuation of warrants

The Company has adopted the residual value method with respect to the valuation of warrants issued as part of a private placement unit. The residual value method allocates the net proceeds to the common shares up to their fair value, as determined by the current quoted trading price on the announcement date, and the balance, if any, to the attached warrants. The fair value attributed to the warrants, if any, is recorded as warrants in the equity section.

(m)	Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for unused tax loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

16

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of exploration and evaluation assets. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is insignificant.

(o)	Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

17

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Significant Accounting Estimates and Judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the carrying value and the recoverability of the carrying value of the exploration and evaluation assets included in the statements of financial position.
ii.	Share-based payment – The fair value of share-based payment is measured as the difference between share price issued to arms-length person and the share price issued to the founders of the Company.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company made the following critical accounting judgments:

i.

The determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2013, management had determined that no reclassification of exploration and evaluation assets was required.

ii.

The determination of functional currency. In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, management determined that the functional currency of Battle Mountain Gold (USA), Inc. is US dollars and for Battle Mountain Gold Inc., the functional currency is Canadian dollars, as these are the currencies of the primary economic environment in which the companies operate.

18

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	New Accounting Policies Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for reporting periods in the year ended October 31, 2013. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’
This standard and its consequential amendments are indefinitely postponed with no effective date. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

IFRS 10 - ‘Consolidated Financial Statements’
This standard replaces the part of IAS 27: ‘Consolidated and Separated Financial Statements’ and applies for the annual period beginning January 1, 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control may potentially lead to the consolidation of entities that were not previously consolidated resulting in additional assets and liabilities recorded in the financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 11 - ‘Joint Arrangements’
This standard replaces IAS 31: ‘Interest in Joint Ventures’ and applies for annual periods beginning on or after January 1, 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Company will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate, and the potential impacts of a change on the presentation of the consolidated financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

19

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	New Accounting Policies Not Yet Adopted (continued)

IFRS 12 - ‘Disclosure of Interests in other Entities’
This new standard is applicable for annual reporting periods beginning on or after January 1, 2013. This standard clarifies the disclosure requirements for all forms of interests in other entities including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 13 - ‘Fair Value Measurement’
This new standard is applicable for annual reporting periods beginning on or after January 1, 2013. This standard establishes a single course of guidance for determining the fair value of assets and liabilities. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 7 – ‘Financial Instruments Disclosures’
IFRS 7 add and amend disclosure requirements about transfers of financial assets, including the nature of the financial assets involved and the risks associated with them. The adoption of IFRS 7 will increase the disclosure requirements when an asset is transferred but is not utilized and new disclosure required when assets are utilized but there is a continuing exposure to the asset after the sale. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 27 - ‘Separate Financial Statements’
IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 28 - ‘Investments in Associates and Joint Ventures’
IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 32 - ‘Financial Instruments: Presentation’
IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 but the impact of its adoption is yet to be assessed.

IAS 36 – “Impairment of Assets”
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014.

20

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

3.	EXPLORATION AND EVALUATION ASSETS

Phoenix Joint Venture

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013 and March 10, 2014, with Nevada Royalty Corp. (formerly Great American Minerals, Inc.) for an exclusive option to acquire a 40% right, title and interest in mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Phoenix Joint Venture").

To exercise this option, the Company must make cash payments and issue Common Shares to Nevada Royalty Corp. as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000 (paid)
October 13, 2015	$1,600,000 **

** At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG of BMG USA having raised an aggregate total of more than $10,000,000.

The Phoenix Joint Venture property is subject to an advanced minimum royalty payment of USD$60,000 per annum, which may be credited against certain production royalties.

Plumas Mine

On April 24, 2012, the Company entered into a property agreement with Americas Gold Exploration Inc. (“AGE”) to have conveyed AGE’s Plumas Mine group of patented mining claims and have assigned AGE’s interest in the Filippini Lease.

For the conveyance of the mining claims and the assignment of the lease, the Company will pay or distribute the following consideration to AGE:

Date	Cash Payments	Common Share Issuances
May 24, 2012	US$55,000 (paid)
Upon receiving consent from regulatory authorities		2,000,000 Common Shares

21

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Plumas Mine (continued)

In addition, the Company agreed to grant the President and CEO of AGE the exclusive non-transferable option to purchase 500,000 shares of the Company at a cost of $0.10 per share which may be exercised on the earlier of (1) TSX Venture Exchange approval or (2) June 30, 2012.

On February 7, 2013, the Company executed a mutual release agreement whereby the Property Agreement with AGE was terminated. The Company will not issue 2,000,000 common shares to AGE and will not grant the option to purchase 500,000 shares of the Company to the President and CEO of AGE. The US$55,000 payment will be retained by AGE. Furthermore, prior to the Company’s proposed reverse take over transaction (“RTO”) with Madison Minerals Inc., the Company agrees to issue 500,000 shares (subsequently issued, see note 10) to the President and CEO of AGE. Should the RTO fail to complete, the 500,000 common shares will be returned to the Company.

As a result of the termination of the Property Agreement, all the costs related to the property agreement were written-off in the year ended October 31, 2013.

	Phoenix	Plumas	Total
Balance at April 2, 2012	$-	$-	$-
Acquisition costs – cash	-	54,648	54,648
Foreign exchange	-	297	297
Balance at October 31, 2012	-	54,945	54,945
Acquisition costs
Shares issued	200,000	-	200,000
Cash	100,000	-	100,000
Claim maintenance	22,785	-	22,785
Field expenses	29,647	-	29,647
Foreign exchange	4,032	-	4,032
Write-off of costs	-	(54,945)	(54,945)
Balance at October 31, 2013	$356,464	$-	$356,464

22

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

4.	SHARE CAPITAL

(a)	Share capital

Authorized: unlimited number of common shares with no par value.

Transactions for the issue of share capital during the years ended October 31, 2013 and 2012:

On April 2, 2012, the Company issued 1 common share at $0.10 which was repurchased by the Company on October 31, 2013.

On March 13, 2013, the Company issued 2,000,000 common shares valued at $0.10 per share to Nevada Royalty Corp. in accordance with the option agreement on the Phoenix Joint Venture.

On March 21, 2013, the Company issued 2,000,000 units at a price of $0.05 per unit in connection with a Founders’ financing for gross proceeds of $100,000. Each unit consisted of one common share and one warrant, each of which entitles the holder to purchase an additional common share at a price of $0.15 until March 21, 2018. In connection with the issuance of founders shares, the Company recognized share-based payments of $100,000 related to the fair value of the shares issued. The fair value of share-based payment is measured as the difference between share price issued to arms-length person and the share price issued to the founders of the Company.

On October 22, 2013, the Company issued 2,400,000 common shares at a price of $0.10 per share for gross proceeds of $240,000 of which $100,000 was received in the period ended October 31, 2012.

(b)	Warrants

At October 31, 2013, the Company had outstanding purchase warrants exercisable to acquire 2,000,000 shares as follows:

Number	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Remaining Life (Years)
2,000,000	$0.15	4.39	March 21, 2018

The Company did not have outstanding purchase warrants exercisable at October 31, 2012.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management compensation is as follows:

	October 31,	October 31,
During the period ended	2013	2012
Share-based payments to directors	$87,500	$-

Loans from related party

During the year ended October 31, 2013, the Company received unsecured loans from a director. The loans bear interest at 6% per annum and are due on demand. Subsequent to October 31, 2013, the loans were repaid in full.

23

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

6.	SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of exploration and evaluation property acquisition, exploration and development.

Exploration and evaluation assets are located in the United States.

7.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As of October 31, 2013 the Company has a working capital of $22,046 (2012 – working capital deficiency of $3,875) and management understands they will need to continue raising capital through equity markets to ensure the Company can meet its financial obligations as they become due.

Foreign exchange risk
The Company’s functional currencies are the Canadian and US dollars. There is a foreign exchange risk to the Company as some of its future exploration and evaluation property interests and resulting commitments are located in the United States. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company does not engage in any hedging activities to reduce its foreign currency risk.

Interest rate risk
The Company is subject to interest rate risk with respect to its investments in cash. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned. The Company is not exposed to significant interest rate risk.

Commodity price risk
While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities.

24

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

7.	FINANCIAL RISK MANAGEMENT (continued)

Fair value
The fair value of the Company's financial assets and liabilities approximates the carrying amount due to the short-term nature. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 - Inputs that are not based on observable market data.

Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

8.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern.

In the management of capital, the Company monitors its adjusted capital which comprises all components of equity.

The Company sets the amount of capital in proportion to risk. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements.

No changes were made to capital management during the periods ended October 31, 2013 and 2012.

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

For the period ended	October 31, 2013	October 31, 2012
Loss before income taxes	$(233,644)	$(48,967)
Statutory tax rate	25%	25%
Income tax recovery	(58,000)	(12,000)
Non deductible items	25,000	-
Effects of tax rate change and rate difference in other jurisdiction	(6,000)	(3,000)
Tax benefits not recognized	39,000	15,000
Total income tax expense	$-	$-

25

Battle Mountain Gold Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

9.	INCOME TAXES (continued)

Deferred Tax Assets

The nature and tax effect of the temporary differences giving rise to the deferred tax assets at October 31, 2013 and October 31, 2012 are summarized as follows:

	October 31, 2013	October 31, 2012
Exploration and evaluation assets	$20,000	$-
Non-capital losses carried forward	36,000	15,000
Share issue costs	4,000	-
Unrecognized Deferred tax assets	$60,000	$15,000

The Company has non-capital loss carryforwards in Canada and net operating losses in the United States totaling $128,000 (2012 - $49,000) which are available to reduce taxable income in each country respectively, if not utilized, expiring between 2032 and 2033. The Company also has exploration and evaluation assets of $57,000 (2012 - $55,000) and share issue costs of $15,000 (2012 - $nil) that have no expiry date and expire by 2018, respectively.

10.	SUBSEQUENT EVENTS

a)

Subsequent to the year end, the Company closed two private placements of 8,250,000 common shares at a price of $0.10 per common share for gross proceeds of $825,000, and issued 270,000 common shares as finder’s fees.

b)	The Company issued 500,000 common shares to AGE pursuant to the mutual release agreement (Note 3).

c)

In March 2014, the Company and its securityholders (the “BMG Securityholders”) entered into a Share Exchange Agreement with Madison Minerals Inc. (“Madison”) pursuant to which, if approved by the TSX Venture Exchange and the shareholders of Madison, the BMG Securityholders will transfer all of its common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) will be cancelled and each holder of BMG Warrants will be issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction constitutes a Reverse Takeover under the policies of the TSX Venture Exchange and will result in the shareholders of BMG owning approximately 58% of the issued and outstanding common shares of the resulting issuer, which will have the potential to own 100% of the Lewis Property once the Option is exercised.

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and NRC. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property.

26

Battle Mountain Gold Inc.

Management Discussion and Analysis
(Expressed in Canadian Dollars)
October 31, 2013 and 2012

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

This Management Discussion and Analysis (“MD&A”) of Battle Mountain Gold Inc. should be read in conjunction with the Company’s consolidated financial statements and related notes for the periods ended October 31, 2013 and 2012. The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in this MD&A are expressed in Canadian Dollars unless otherwise noted. The information contained within this MD&A is current to March 28, 2014.

1.	OVERVIEW

Battle Mountain Gold Inc. (the “Company” or “BMG”) was incorporated on April 2, 2012 under the laws of British Columbia, Canada. The Company is a junior mineral exploration and development company currently engaged in the acquisition and eventual exploration and development of mineral resource properties. On March 13, 2013, the Company and its US subsidiary, Battle Mountain Gold (USA), Inc. entered into an option agreement (the “Phoenix Option Agreement”) with Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) for the option (the “Option”) to acquire a 40% interest in a mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA (the “Lewis Property”) currently held by the Phoenix Joint Venture, subject to certain royalty interests. The Option is currently the Company’s only property asset.

2.	BACKGROUND

On March 13, 2014, the Company and its securityholders (the “BMG Securityholders”) entered into a Share Exchange Agreement with Madison Minerals Inc. (“Madison”) pursuant to which, if approved by the TSX Venture Exchange and the shareholders of Madison, the BMG Securityholders will transfer all of its common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) will be cancelled and each holder of BMG Warrants will be issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction constitutes a Reverse Takeover under the policies of the TSX Venture Exchange and will result in the shareholders of BMG owning approximately 58% of the issued and outstanding common shares of the resulting issuer, which will have the potential to own 100% of the Lewis Property once the Option is exercised.

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and NRC. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

3.	CORPORATE ACTIVITY

Key corporate developments for the Company for the period from incorporation to October 31, 2013 and to the date of the report are discussed below.

In April 2012, the Company entered into a Property Agreement with Americas Gold Exploration Inc. (“AGE”) to have conveyed AGE’s Plumas Mine group of patented mining claims and have assigned AGE’s interest in the Filippini Lease.

In February 2013, the Company executed a mutual release agreement whereby the Plumas Mine Property Agreement with Americas Gold Exploration Inc. (“AGE”) was terminated. The Company will not issue 2,000,000 common shares to AGE and will not grant the option to purchase 500,000 common shares of the Company to the President and CEO of AGE as previously agreed. The US$55,000 payment that was made pursuant to the agreement will be retained by AGE. Furthermore, prior to the completion of the Company’s proposed business combination with Madison, the Company agrees to issue 500,000 common shares to the President and CEO of AGE at a deemed issuance price of $0.15 per share, subject to any required regulatory approval.

In March 2013, the Company entered into an Option Agreement with Nevada Royalty Corp. (formerly Great American Minerals, Inc.) for an exclusive option to acquire a 40% right, title and interest in mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Phoenix Joint Venture"). The Company issued 2,000,000 common shares valued at $0.10 per share to Nevada Royalty Corp. in accordance with the agreement.

In March 2013, the Company issued 2,000,000 units at a price of $0.05 per unit in connection with a Founders’ financing for gross proceeds of $100,000. Each unit consisted of one common share and one warrant, each of which entitles the holder to purchase an additional common share at a price of $0.15 until March 21, 2018.

In October 2013, the Company issued 2,400,000 common shares at a price of $0.10 per common share for gross proceeds of $240,000.

In November 2013, the Company issued 3,200,000 common shares at a price of $0.10 per common share for gross proceeds of $320,000.

In February 2014, the Company issued 5,050,000 common shares at a price of $0.10 per common share for gross proceeds of $505,000.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

4.	TRENDS AND OUTLOOK

The Company is an exploration company with its focus on projects in Nevada, USA. The Company’s goal is to discover and develop mineral projects that can significantly add value to its shareholders while building for the future.

The continuing operations of the Company are dependent upon: obtaining necessary financing to meet the Company’s commitments as they come due and to finance future exploration and development of potential business acquisitions; economically recoverable reserves; securing and maintaining title and beneficial interest in the properties; and future profitable production. Management is of the opinion that sufficient working capital will be obtained through the issuance of additional common shares to meet the Company’s liabilities and commitments as they come due. However, given the current state of the financing market for junior mining companies, there is no certainty that additional financing at terms that are acceptable to the Company will be available. An inability to obtain additional financing would have a direct impact on the Company’s ability to continue as a going concern beyond twelve months.

5.	SELECTED ANNUAL INFORMATION

	Year ended	Period ended
	October 31,	October 31,
	2013	2012
Total assets	$662,749	$94,081
Exploration and evaluation assets	$356,464	$54,945
Total long-term financial liabliities	$-	$-
Total revenue	$-	$-
Net loss for the period	$(233,644)	$(48,967)
Comprehensive loss for the period	$(228,812)	$(48,930)
Basic and diluted loss per share	$(0.09)	$(48,967)

Total assets increased in 2013 mainly due to option payments made and claim maintenance payments incurred by the Phoenix Joint Venture but paid by the Company, and cash received from share issuances.

Exploration and evaluation assets increased during 2013 due to the acquisition costs incurred as described above.

The Company’s changes in net loss and comprehensive loss are discussed in Results of Operations below.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

6.	RESULTS OF OPERATIONS

The Company recorded a net loss of $233,644 during the year ended October 31, 2013, as compared to a net loss of $48,967 for the period from incorporation on April 2, 2012 to October 31, 2012. The increase in net loss in 2013 was mainly attributable to the write-off of exploration and evaluation assets of $54,945 (2012 – Nil), share-based payments of $100,000 (2012 – Nil) and legal costs $77,773 (2012 - $28,254), offset by a decrease in property investigation expense $Nil in 2013 compared to $19,766 in 2012.

In February 2013, the Company executed a mutual release agreement whereby the Plumas Mine Property Agreement was terminated and the costs incurred to date were written off.

The share-based payments were recognized in connection with the issuance of founders shares in March 2013.

Legal fees were $77,773 for the year ended October 31, 2013 as compared to $28,254 for period from incorporation on April 2, 2012 to October 31, 2012. This increase was related to increased financing and investing activities during 2013.

7.	EXPLORATION AND EVALUATION ASSETS

Phoenix Joint Venture

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013 and March 10, 2014, with Nevada Royalty Corp. (formerly Great American Minerals, Inc.) for an exclusive option to acquire a 40% right, title and interest in mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Phoenix Joint Venture").

To exercise this option, the Company must issue 2,000,000 common shares to Nevada Royalty Corp at the signing of the agreement (issued), and make staged cash payments totaling $1,700,000 on or before October 13, 2015 ($100,000 paid).

At the sole discretion and option of the Company, the remaining payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG of BMG USA having raised an aggregate total of more than $10,000,000.

The property is subject to an advanced minimum royalty payment of USD$60,000 per annum, which may be credited against certain production royalties.

Plumas Mine

On April 24, 2012, the Company entered into a Property Agreement with Americas Gold Exploration Inc. (“AGE”) to have conveyed AGE’s Plumas Mine group of patented mining claims and have assigned AGE’s interest in the Filippini Lease.

On February 7, 2013, the Company executed a mutual release agreement whereby the Property Agreement with AGE was terminated. The Company will not issue 2,000,000 common shares to AGE and will not grant the option to purchase 500,000 common shares of the Company to the

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

President and CEO of AGE as originally contemplated. The US$55,000 payment made pursuant to the agreement will be retained by AGE. Furthermore, prior to the completion of the Company’s proposed reverse take over transaction (“RTO”) with Madison, the Company agrees to issue 500,000 common shares (issued in February 2014) to the President and CEO of AGE. Should the RTO fail to complete, the 500,000 common shares will be returned to the Company.

As a result of the termination of the Property Agreement, all the costs related to the Property Agreement were written-off.

8.	FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of two categories: loans-and-receivables or other-financial-liabilities. All financial instruments are measured in the statement of financial position at fair value initially. Subsequent measurement and changes in fair value will depend on their initial classification. Loans-and-receivables and other-financial-liabilities are measured at amortized cost.

The Company has designated its cash as loans-and-receivables and accounts payable and accrued liabilities and loans from related party as other-financial-liabilities. Accounts payable and accrued liabilities and loans from related party are included in current liabilities due to their short-term nature.

The Company’s financial instruments as at October 31, 2013 and 2012 are as follows:

	As at
	October 31, 2013	October 31, 2012
Financial assets
Loans-and-receivables
Cash	$306,285	$39,136
Total financial assets	$306,285	$39,136

Financial liabilities
Other-financial-liabilities
Accounts payable and accrued liabilities	$158,892	$43,011
Loans from related party	125,347	-
Total financial liabilities	$284,239	$43,011

Additional financial instruments disclosure is contained in Note 7 of the Company’s consolidated financial statements for the year ended October 31, 2013.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

9.	LIQUIDITY AND CAPITAL RESOURCES

(a)	Liquidity

The Company’s working capital as at October 31, 2013 was $22,046 as compared to a working capital deficiency of $3,875 at October 31, 2012. During the year ended October 31, 2013, the Company received $240,000 for the issuance of 4,400,000 common shares and $35,000 in subscription advances. In addition, the Company received $122,603 in unsecured loans from a director, which was repaid in full subsequent to the year-end.

Subsequent to October 31, 2013, the Company closed two private placements and issued a total of 8,250,000 common shares at a price of $0.10 per common share for gross proceeds of $825,000.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs.

The Company is not now and does not expect in the future, to be engaged in currency hedging to offset any risk of currency fluctuations.

(b)	Capital Resources

The Company’s focus for the current fiscal year and going forward is to eventually exercise the Option on the Lewis Property and explore and develop the Lewis Property. The major expenses that will be incurred by the Company in the next twelve months will be costs associated with exploration activities and general and administrative activities. The Company believes its current working capital is sufficient to maintain its core operations for the next twelve months, however, additional funding will be required by the Company to complete its strategic objectives and continue as a going concern beyond twelve months.

The Company depends on external financing to fund its activities and there can be no guarantee that external financing will be available at terms acceptable to the Company. The Company will be relying on further equity or debt financing as the most likely source of funds for the advancement of the Company's exploration assets to a resource delineation or feasibility stage. In the future the Company may also receive additional funds through the exercise of warrants. If adequate funds are not available when required, the Company may, based on the Company’s cash position, delay, scale back or eliminate various programs.

Although the Company has successfully raised capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that future additional financing will be available to the Company at terms it finds acceptable or at all.

(c)	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed under Exploration and Evaluation Assets.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

(d)	Proposed Transactions

On March 13, 2014, the Company and its securityholders (the “BMG Securityholders”) entered into a Share Exchange Agreement with Madison Minerals Inc. (“Madison”) pursuant to which, if approved by the TSX Venture Exchange and the shareholders of Madison, the BMG Securityholders will transfer all of its common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) will be cancelled and each holder of BMG Warrants will be issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction constitutes a Reverse Takeover under the policies of the TSX Venture Exchange and will result in the shareholders of BMG owning approximately 58% of the issued and outstanding common shares of the resulting issuer, which will have the potential to own 100% of the Lewis Property once the Option is exercised.

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and NRC. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property.

(e)	Commitments

Pursuant to the Phoenix Joint Venture option agreement, the Company has an option payment of $1,600,000 due on or before October 13, 2015. At the sole discretion and option of the Company, this payment may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share.

The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG of BMG USA having raised an aggregate total of more than $10,000,000.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management compensation is as follows:

	October 31,	October 31,
During the period ended	2013	2012
Share-based payments to directors	$87,500	$-

Loans from related party

During the year ended October 31, 2013, the Company received unsecured loans from a director. The loans bear interest at 6% per annum and are due on demand. Subsequent to October 31, 2013, the loans were paid in full.

11.	OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. As at March 28, 2014, the Company had 15,420,000 common shares issued and outstanding.

The Company has the following warrants outstanding and exercisable as at March 28, 2014:

Number	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Remaining Life (Years)
2,000,000	$0.15	4.39	March 21, 2018

12.	RISKS AND UNCERTAINTIES

The Company’s operations and results are subject to a number of different risks at any given time. These factors include, but are not limited to, disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

A summary of the Company’s financial instruments risk exposure is provided in Note 7 of the Company’s audited consolidated financial statements for the year ended October 31, 2013.

The following are additional risk factors that the Company’s management believes are the most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.

Exploration and Mining Risks: Exploration for mineral resources involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

Company has limited financial resources and, as pointed out above, has no current source of recurring income with which to cushion financial setbacks. In the future, there is no assurance that the Company will produce revenue, operate profitably, or provide a return on investment. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

Price Risk: Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The price of metal greatly affects the value of the Company and the potential value of its properties.

The Company’s results of operations also could be affected by the prices of other commodities such as fuel and other consumable items or by-products. The prices of these commodities are affected also by numerous factors beyond the Company’s control.

Title Risk: Although the Phoenix Joint Venture has taken steps to verify title to the mineral property in which it has an interest in, these procedures do not guarantee the Joint Venture’s title. Such property may be subject to prior agreements or transfers and title may be affected by undetected defects.

Financial Markets: The Company is dependent on the equity, debt and royalties markets as its source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Mineral Tenure Risk: The Mining Law of 1872, as amended, authorizes companies to develop and mine the minerals on unpatented mining claims which are locatable under the Mining Law of 1872, as amended. The Mining Law of 1872 does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Mineral Lands Leasing Act of 1920, as amended. Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Mineral Lands Leasing Act of 1920, particularly when they are byproducts of the processing of minerals which are locatable under the Mining Law of 1872.

Permits and Licenses: The Company’s operations may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, and mining operations at its projects. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension, or a transfer will be granted to the Company, or if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

Industry: The Company is engaged in the acquisition and exploration of resource properties, an inherently risky business, and there is no assurance that an economic mineral deposit will ever be discovered and subsequently put into production. Most exploration projects do not result in the discovery of commercially mineable deposits.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

Capital Needs: The exploration of the Company’s current and future properties will require additional financing. The current sources of future funds available to the Company are the sale of additional equity capital or debt. While the Company was successful in completing the most recent private placement financing, there is no assurance that such funding will be available to the Company in the future, or that it will be obtained on terms favorable to the Company, or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company’s business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration activities on the Company’s property or even a loss of property interest.

Environmental Compliance: The Company’s operations are subject to local laws and regulations regarding environmental matters. Environmental laws and regulations change frequently, and the implementation of new or the modification of existing laws or regulations could harm the Company. Any changes in these laws could affect the Company’s operations and economics.

The Company may be required to make significant expenditures to comply with governmental laws and regulations. While the Company believes it does not currently have any material environmental obligations, exploration and development activities may give rise to significant liabilities to the government and third parties in the future, and may require the Company to incur substantial costs of remediation. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

13.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the carrying value and the recoverability of the carrying value of the exploration and evaluation assets included in the statements of financial position.
ii.	Share-based payment – The fair value of share-based payment is determined using a Black-Scholes Option pricing model. Such option pricing models require the input of

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

subjective assumptions including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company made the following critical accounting judgments:

i.

The determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2013, management had determined that no reclassification of exploration and evaluation assets was required.

ii.

The determination of functional currency. In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, management determined that the functional currency of Battle Mountain Gold (USA), Inc. is US dollars and for Battle Mountain Gold Inc., the functional currency is Canadian dollars, as these are the currencies of the primary economic environment in which the companies operate.

14.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Certain new accounting standards and interpretations have been published that are not mandatory for reporting periods in the year ended October 31, 2013. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’
This standard and its consequential amendments are indefinitely postponed with no effective date. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

IFRS 10 - ‘Consolidated Financial Statements’
This standard replaces the part of IAS 27: ‘Consolidated and Separated Financial Statements’ and applies for the annual period beginning January 1, 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

may potentially lead to the consolidation of entities that were not previously consolidated resulting in additional assets and liabilities recorded in the financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 11 - ‘Joint Arrangements’
This standard replaces IAS 31: ‘Interest in Joint Ventures’ and applies for annual periods beginning on or after January 1, 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Company will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate, and the potential impacts of a change on the presentation of the consolidated financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 12 - ‘Disclosure of Interests in other Entities’
This new standard is applicable for annual reporting periods beginning on or after January 1, 2013. This standard clarifies the disclosure requirements for all forms of interests in other entities including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 13 - ‘Fair Value Measurement’
This new standard is applicable for annual reporting periods beginning on or after January 1, 2013. This standard establishes a single course of guidance for determining the fair value of assets and liabilities. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IFRS 7 – ‘Financial Instruments Disclosures’
IFRS 7 add and amend disclosure requirements about transfers of financial assets, including the nature of the financial assets involved and the risks associated with them. The adoption of IFRS 7 will increase the disclosure requirements when an asset is transferred but is not utilized and new disclosure required when assets are utilized but there is a continuing exposure to the asset after the sale. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 27 - ‘Separate Financial Statements’
IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 28 - ‘Investments in Associates and Joint Ventures’
IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. This standard will be adopted on November 1, 2013 and adoption of this standard is expected to have no significant impact on the financial statements.

IAS 32 - ‘Financial Instruments: Presentation’
IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 but the impact of its adoption is yet to be assessed.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

IAS 36 – “Impairment of Assets”
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014.

15.	FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein are considered “forward-looking information” within the meaning of the British Columbia Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this MD&A contains forward-looking statements, pertaining to the following: capital expenditure programs, development of resources, treatment under governmental and taxation regimes, expectations regarding the Company’s ability to raise capital, expenditures to be made by the Company on its properties and work plans to be conducted by the Company. With respect to forward-looking statements listed above and contained in the MD&A, the Company has made assumptions regarding, among other things:

  uncertainties relating to receiving mining and exploration permits in Nevada;

  the impact of the US dollar currency fluctuations;

  the impact of increasing competition in gold, silver and copper business;

  unpredictable changes to the market prices for gold, silver and copper;

  exploration and development costs for its properties;

  availability of additional financing or joint-venture partners;

  anticipated results of exploration activities;

  the Company’s ability to obtain additional financing on satisfactory terms.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A including, volatility in the market price for minerals; uncertainties associated with estimating resources; geological, technical, drilling and processing problems; liabilities and risks, including environmental liabilities and risks, inherent in mineral exploration; fluctuations in currencies and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing and/or joint venture partners and unpredictable weather conditions.

Battle Mountain Gold Inc.
Management Discussion and Analysis
Periods ended October 31, 2013 and 2012
(Expressed in Canadian Dollars)

Investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

APPENDIX E

Pro Forma Consolidated Statement of Financial Position

See attached.

Madison Minerals Inc.
Pro Forma Consolidated Statement of Financial Position
As at October 31, 2013 (unaudited) (Prepared by Management)
Expressed in Canadian dollars

				Pro Forma	Pro Forma
Assets	BMG	Madison	Note	Adjustments	Balance
	$	$		$	$
Current Assets
Cash	306,285	85,940	(b)	825,000	1,217,225
Marketable securities	-	2,890			2,890
Receivable from JV partner	-	29,554	(a)	(29,554)	-
Receivables	-	2,813			2,813
Total current assets	306,285	121,197		795,446	1,222,928

Non Current Assets
Exploration and evaluation assets	356,464	-	(e)	(19,774)	1,440,829
			(f)	1,104,139
Reclamation deposits	-	9,283			9,283
Total non-current assets	356,464	9,283		1,084,365	1,450,112
Total Assets	662,749	130,480		1,879,811	2,673,040

Current Liabilities
Accounts payable and accrued liabilities	158,892	466,262	(a)	(29,554)	240,044
			(d)	(355,556)
Loans from related party	125,347	-			125,347
Total liabilities	284,239	466,262		(385,110)	365,391

Equity
Share Capital	621,252	68,673,644	(b)	825,000	2,600,391
			(c)	50,000
			(d)	162,941
			(e)	(68,836,585)
			(f)	1,104,139
Share subscription advances	35,000	-			35,000
Reserves	-	3,658,614	(e)	(3,658,614)	-
AOCI	4,869	-			4,869
Deficit	(282,611)	(72,668,040)	(c)	(50,000)	(332,611)
			(d)	192,615
			(e)	72,475,425
Total equity	378,510	(335,782)		2,264,921	2,307,649
Total liabilities and equity	662,749	130,480		1,879,811	2,673,040

Madison Minerals Inc.
Notes to the Pro Forma Consolidated Statement of Financial Position

Expressed in Canadian dollars

1.	Basis of presentation

The unaudited pro-forma Consolidated Statement of Financial Position should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2013 of Madison Minerals Inc. (“Madison”), and the audited consolidated financial statements for the year ended October 31, 2013 of Battle Mountain Gold Inc. (“BMG”).

In the opinion of management, the pro-forma consolidated Statement of Financial Position presented include all of the adjustments and assumptions, contained in Notes 2 to 3, necessary for fair presentation. The pro-forma unaudited consolidated Statement of Financial Position is presented as though the transaction occurred at October 31, 2013, with pro-forma adjustments for any significant transactions.

This pro-forma Statement of Financial Position of BMG has been prepared for inclusion in the Management Information Circular of Madison for the upcoming meeting.

For purposes of this pro-forma Statement of Financial Position, it is assumed that there are no tax consequences and no income tax effect is being recorded.

As a result of the proposed reverse take over transaction (“RTO”) of Madison by BMG, for the former shareholders of BMG, for accounting purposes, are considered to have acquired control of Madison. The RTO is not a business combination, and is effectively as asset transaction of BMG. Consequently no pro-forma income statements are been presented.

The unaudited pro-forma Statement of Financial Position has been prepared by management using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board (“IASB”).

This unaudited pro-forma Statement of Financial Position is presented for illustrative purposes and is not intended to reflect the financial position that would have occurred if the events reflected therein had been in effect at the Transaction date.

2.	Pro-forma transactions and adjustments

The following adjustments have been reflected in the Company’s unaudited pro-forma Statement of Financial Position:

(a)	To eliminate receivables/payables between BMG and Madison of $29,554.
(b)	BMG completed private placements of 8,250,000 shares at $0.10/share for gross proceeds of $825,000. BMG issued 270,000 common shares for finders fees.
(c)	BMG issues 500,000 common shares to AGE pursuant to the mutual release agreement valued at $50,000.
(d)	Madison debt $192,615 was forgiven, $162,941 was settled by issuing 3,258,820 shares at $0.05/share.
(e)	Elimination of stated share capital, reserve and deficit of Madison upon completion of RTO. BMG is the continuing entity and accounting parent.
(f)	The Madison 44,165,547 common shares outstanding are consolidated on a 4:1 ratio. Estimated fair value of Madison shares acquired under RTO: 11,041,386 valued at $0.10/share for total of $1,104,139.

3.	Income taxes

No value has been ascribed to any acquired tax losses carried forward obtained by BMG as part of the RTO, as BMG is an exploration company and has no source of revenue, and it is not known whether sufficient future taxable profits will be available to utilize these losses prior to expiry.

The effective tax rate applicable to the consolidated operations will be 26%.

Madison Minerals Inc.
Notes to the Pro Forma Consolidated Statement of Financial Position

Expressed in Canadian dollars

4.	Share capital

BMG's share capital after the completion of RTO and the 4 to 1 consolidation as if the RTO had occurred at October 31, 2013, is as follows:

	Number of shares	Amount $
BMG, October 31, 2013	6,400,000	621,252
BMG private placements 2(b)	8,520,000	825,000
BMG mutual release agreement 2(c)	500,000	50,000
Issuance of share capital on RTO to existing
Madison shareholders 2(f)	11,041,386	1,104,139
Common Shares issued, BMG, after the completion of RTO	26,461,386	2,600,391

CERTIFICATE OF MADISON MINERALS INC.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Madison Minerals Inc. assuming completion of the proposed acquisition of Battle Mountain Gold Inc.

DATED: March 28, 2014

(signed) “Chet Idziszek”	(signed) “Ian Brown”
CHET IDZISZEK	IAN BROWN
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Vivian Danielson”	(signed) “Nell Dragovan”
VIVIAN DANIELSON	NELL DRAGOVAN
Director	Director

CERTIFICATE OF BATTLE MOUNTAIN GOLD INC.

The foregoing as it relates to Battle Mountain Gold Inc. constitutes full, true and plain disclosure of all material facts relating to the securities of Battle Mountain Gold Inc.

DATED: March28, 2014

(signed) “David Elliott”	(signed) “Richard Andrews”
DAVID ELLIOTT	RICHARD ANDREWS

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “David Elliott”	(signed) “Richard Andrews”
DAVID ELLIOTT	RICHARD ANDREWS
Director	Director

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on April 30, 2014

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (Pacific Time) on April 28, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone		To Vote Using the Internet
•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com
	1-866-732-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Madison Minerals Inc. hereby appoint: Chet Idziszek, President, Chairman of the Board, Chief Executive Officer and Director of the Company, or failing him, Ian D. Brown, Chief Financial Officer of the Company,	OR	Print the name of the person you are appointing if this person is someone other than Chet Idziszek or Ian Brown.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Madison Minerals Inc. to be held at the offices of Miller Thomson LLP, Suite 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, on April 30, 2014 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Acquisition Resolution	☐	☐
To consider, and, if thought advisable, to pass with or without variation, an Ordinary Resolution of the shareholders of the Company, the full text of which is set forth in the Management Information Circular (the “Information Circular”), authorizing and approving, among other things, the acquisition by the Company of all of the issued and outstanding securities of Battle Mountain Gold Inc. (“BMG”) from BMG’s existing shareholders in exchange for an aggregate of 15,420,000 Resulting Issuer Shares and 2,000,000 Resulting Issuer Warrants, as described in more detail in the Information Circular.

	For	Withhold

2. Appointment of Auditors	☐	☐
Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year.

	For	Against

3. Auditors Remuneration	☐	☐
To authorize the Directors to fix the Auditors’ remuneration for the ensuing year.

	For	Against

4. Number of Directors	☐	☐
To set the number of Directors at five.

5. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Vivian L. Danielson	☐	☐	02. Nell M. Dragovan	☐	☐	03. Chet Idziszek	☐	☐

04. Robert A. Sibthorpe	☐	☐	05. James G. Stewart	☐	☐

	For	Against

6. Stock Option Plan	☐	☐
To approve the Stock Option Plan for the Company as more particularly described in the Information Circular.

	For	Against

7. Transact Other Business	☐	☐
To approve the transaction of other business.

	Signature(s)	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

E Y N Q	0 4 9 4 0 7	A R 0

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Intermediary

Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on April 30, 2014
NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS
1.

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.

If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.

This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6.

When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.

This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.
9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11.	This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

VIFs submitted must be received by 10:00 AM (Pacific Time) on April 28, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone		To Vote Using the Internet
•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com
	1-866-734-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s)
Management Appointees are: Chet Idziszek, President, Chairman of the Board, Chief Executive Officer and Director of the Company, or failing him, Ian D. Brown, Chief Financial Officer of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of securityholders of Madison Minerals Inc. to be held at the offices of Miller Thomson LLP, Suite 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, on April 30, 2014 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Acquisition Resolution	☐	☐
To consider, and, if thought advisable, to pass with or without variation, an Ordinary Resolution of the shareholders of the Company, the full text of which is set forth in the Management Information Circular (the “Information Circular”), authorizing and approving, among other things, the acquisition by the Company of all of the issued and outstanding securities of Battle Mountain Gold Inc. (“BMG”) from BMG’s existing shareholders in exchange for an aggregate of 15,420,000 Resulting Issuer Shares and 2,000,000 Resulting Issuer Warrants, as described in more detail in the Information Circular.

	For	Withhold

2. Appointment of Auditors	☐	☐
Appointment of Davidson & Company LLP as Auditors of the Company for the ensuing year.

	For	Against

3. Auditors Remuneration	☐	☐
To authorize the Directors to fix the Auditors’ remuneration for the ensuing year.

	For	Against

4. Number of Directors	☐	☐
To set the number of Directors at five.

5. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Vivian L. Danielson	☐	☐	02. Nell M. Dragovan	☐	☐	03. Chet Idziszek	☐	☐

04. Robert A. Sibthorpe	☐	☐	05. James G. Stewart	☐	☐

	For	Against

6. Stock Option Plan	☐	☐
To approve the Stock Option Plan for the Company as more particularly described in the Information Circular.

	For	Against

7. Transact Other Business	☐	☐
To approve the transaction of other business.

	Signature(s)	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

E Y N Q	0 4 9 4 0 7	A R 0

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF MADISON MINERALS INC.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Ultimately, the choice is yours. As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

_____	Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

_____	Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:	MADISON MINERALS INC. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a company, signature of authorized signatory.	Dated

Please complete and return this document as indicated below. As the mailing list will be updated each year, a request form will be required from you annually in order for your name to remain on the list.

MADISON MINERALS INC.
300 – 1055 W. Hastings Street
Vancouver, B.C. V6E 2E9 Canada
Fax: (604) 684-6024

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E-mail address (optional)